SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NUVOX, INC.
(Name of Subject Company (Issuer))

NUVOX, INC.
(Names of Filing Persons (Issuer))

Options to purchase NuVox common stock, par value $.01 per share
(Title of Class of Securities)

n/a

(underlying NuVox common stock, par value $.01 per share)
(CUSIP Number of Class of Securities)

John P. Denneen, Esq.
Executive Vice President, Corporate Development
and Legal Affairs, and Secretary
NuVox, Inc.
16090 Swingley Ridge Road, Suite 500, Chesterfield, Missouri 63017
(636) 537-5700
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

Copy To:
Denis P. McCusker, Esq.
Bryan Cave LLP
One Metropolitan Sq. Ste. 3600
St. Louis, 63102
(314) 259-2000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$2,647.37	$0.53

* Estimated solely for the purpose of calculating the amount of the filing fee. The filing fee assumes that options to purchase 264,737 shares of NuVox common stock having an aggregate value of $2,647.37 as of December 31, 2002, will be cancelled pursuant to this offer. The aggregate value of such options was calculated based on the par value of the underlying NuVox common stock. There is no current market for any of the shares.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,123.27	Filing Party:	NuVox, Inc.
Form or Registration No.:	333-68368	Date Filed:	September 20, 2001

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☒ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

1540922.8

This Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (this "Schedule TO") is filed by NuVox, Inc., a Delaware corporation ("NuVox"). This Schedule TO relates to the offer by NuVox to all holders of outstanding employee stock options to purchase shares of NuVox's common stock to exchange such options for stock appreciation rights granted under our 2002 Stock Incentive Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange dated January 14, 2003 (the "Offer to Exchange") and in the related Letter of Transmittal and Stock Appreciation Rights Agreement, copies of which are attached hereto as Exhibits (a)(1)(A), (a)(1)(B) and (e)(1)(M), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Exchange, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, except as otherwise set forth below.

Item 12. Materials to be Filed as Exhibits.

(a)(1)(A)	Offer to Exchange dated January 14, 2003, filed herewith.
(a)(1)(B)	Letter of Transmittal, filed herewith.
(a)(1)(C)	Notice of Withdrawal, filed herewith.
(a)(1)(D)	Form of Letter from NuVox to the option holders dated January 14, 2003, filed herewith.
(b)	None.
(c)	None.
(d)(1)(A)	Securities Purchase Agreement dated as of July 9, 2002, by and among the registrant and purchasers of Series A Preferred Stock, filed herewith.
(d)(1)(B)	Amendment to Securities Purchase Agreement dated as of July 13, 2002, by and among the registrant and purchasers of Series A Preferred Stock, filed herewith.
(d)(1)(C)	Second Amendment to Securities Purchase Agreement dated as of August 9, 2002, by and among the registrant and purchasers of Series A Preferred Stock, filed herewith.
(d)(1)(D)	Agreement and Plan of Merger, dated as of July 9, 2002, by and between the registrant and NuVox Communications of Texas, Inc., filed herewith.
(d)(1)(E)	Securities Purchase Agreement dated as of September 20, 2001, by and among the registrant and purchasers of Series D Preferred Stock and related warrants (incorporated by reference to Exhibit 10.5 to the registrant's Report on Form 10-K for the fiscal year ended December 31, 2001 (the "2001 Form 10-K")).
(d)(1)(F)	Composite Conformed Copy of Amended and Restated Stockholders' Agreement dated as of March 31, 2000, as amended as of September 20, 2001, July 9, 2002, and December 31, 2002, among the registrant and the stockholders of the registrant, filed herewith.
(d)(1)(G)	Composite Conformed Copy of Amended and Restated Registration Rights Agreement dated as of March 31, 2000, as amended as of September 20, 2001 and July 9, 2002, among the registrant and the stockholders of the registrant, filed herewith.
(d)(1)(H)	Composite Conformed Copy of Shareholders Agreement dated August 14, 1998, as amended as of November 18, 1998, December 13, 1999, and September 20, 2001, by and among the registrant and its employee stockholders (incorporated by reference to Exhibit 4.2 to the 2001 Form 10-K).
(d)(1)(I)	NuVox, Inc. 1998 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.4 to the registrant's Registration Statement on Form S-4 (File No. 333-41040)).

(d)(1)(J)	NuVox/TriVergent Corporation Employee Incentive Plan (incorporated by reference to Exhibit 10.6 to the registrant's Report on Form 10-K for the fiscal year ended December 31, 2000).
(d)(1)(K)	NuVox, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the registrant's Report on Form 10-Q for the quarterly period ended September 30, 2001 (the "September 2001 Form 10-Q")).
(d)(1)(L)	NuVox, Inc. 2002 Stock Incentive Plan, filed herewith.
(d)(1)(M)	Form of Stock Appreciations Rights Agreement in connection with stock appreciation rights granted under our 2002 Stock Incentive Plan, filed herewith.
(e)(1)(A)	NuVox, Inc. Series D Loan Program (incorporated herein by reference to Exhibit 10.2 to the September 2001 Form 10-Q).
(e)(1)(B)	Promissory Note executed by G. Michael Cassity in favor of the registrant in principal amount of $851,684.49, filed herewith.
(f)	None.
(g)	None.
(h)	None.

Item 13. Information Required by Schedule 13E-3.

The audited financial statements of NuVox as of and for the two fiscal years ended December 31, 2000 and December 31, 2001 are incorporated herein by reference to Item 8 of NuVox's Annual Report on Form 10-K for the year ended December 31, 2001 filed with the SEC on March 29, 2002.

The unaudited financial statements of NuVox as of and for the quarter and six months ended September 30, 2002 are incorporated herein by reference to Part I, Item 1 of NuVox's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed with the SEC on November 14, 2002.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUVOX, INC.

By: /s/ John P. Denneen
    John P. Denneen
    Executive Vice President and Secretary

Dated: January 14, 2003

EXHIBIT INDEX

(a)(1)(A)   Offer to Exchange dated January 14, 2003, filed herewith.

(a)(1)(B)   Letter of Transmittal, filed herewith.

(a)(1)(C)   Notice of Withdrawal, filed herewith.

(a)(1)(D)   Form of Letter from NuVox to the option holders dated January 14, 2003, filed herewith.

(b)   None.

(c)   None.

(d)(1)(A)   Securities Purchase Agreement dated as of July 9, 2002, by and among the registrant and purchasers of Series A Preferred Stock, filed herewith.

(d)(1)(B)   Amendment to Securities Purchase Agreement dated as of July 13, 2002, by and among the registrant and purchasers of Series A Preferred Stock, filed herewith.

(d)(1)(C)   Second Amendment to Securities Purchase Agreement dated as of August 9, 2002, by and among the registrant and purchasers of Series A Preferred Stock, filed herewith.

(d)(1)(D)   Agreement and Plan of Merger, dated as of July 9, 2002, by and between the registrant and NuVox Communications of Texas, Inc., filed herewith.

(d)(1)(E)   Securities Purchase Agreement dated as of September 20, 2001, by and among the registrant and purchasers of Series D Preferred Stock and related warrants (incorporated by reference to Exhibit 10.5 to the registrant's Report on Form 10-K for the fiscal year ended December 31, 2001 (the "2001 Form 10-K")).

(d)(1)(F)   Composite Conformed Copy of Amended and Restated Stockholders' Agreement dated as of March 31, 2000, as amended as of September 20, 2001, July 9, 2002, and December 31, 2002, among the registrant and the stockholders of the registrant, filed herewith.

(d)(1)(G)   Composite Conformed Copy of Amended and Restated Registration Rights Agreement dated as of March 31, 2000, as amended as of September 20, 2001 and July 9, 2002, among the registrant and the stockholders of the registrant, filed herewith.

(d)(1)(H)   Composite Conformed Copy of Shareholders Agreement dated August 14, 1998, as amended as of November 18, 1998, December 13, 1999, and September 20, 2001, by and among the registrant and its employee stockholders (incorporated by reference to Exhibit 4.2 to the 2001 Form 10-K).

(d)(1)(I)   NuVox, Inc. 1998 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.4 to the registrant's Registration Statement on Form S-4 (File No. 333-41040)).

(d)(1)(J)   NuVox/TriVergent Corporation Employee Incentive Plan (incorporated by reference to Exhibit 10.6 to the registrant's Report on Form 10-K for the fiscal year ended December 31, 2000).

(d)(1)(K)   NuVox, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the registrant's Report on Form 10-Q for the quarterly period ended September 30, 2001 (the "September 2001 Form 10-Q")).

(d)(1)(L)   NuVox, Inc. 2002 Stock Incentive Plan, filed herewith.

(d)(1)(M)	Form of Stock Appreciations Rights Agreement in connection with stock appreciation rights granted under our 2002 Stock Incentive Plan, filed herewith.
(e)(1)(A)	NuVox, Inc. Series D Loan Program (incorporated herein by reference to Exhibit 10.2 to the September 2001 Form 10-Q).
(e)(1)(B)	Promissory Note executed by G. Michael Cassity in favor of the registrant in principal amount of $851,684.49, filed herewith.
(f)	None.
(g)	None.
(h)	None.



**OFFER TO EXCHANGE STOCK APPRECIATION RIGHTS FOR ALL
OUTSTANDING EMPLOYEE STOCK OPTIONS
TO PURCHASE NUVOX, INC. COMMON STOCK**

**THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ON
FEBRUARY 13, 2003 AT 5:00 P.M., CENTRAL STANDARD TIME,
UNLESS THE OFFER IS EXTENDED**

NuVox, Inc., a Delaware corporation, is offering the holders of its outstanding employee stock options the opportunity to exchange all of their outstanding options for an equal number of stock appreciation rights awarded under our 2002 Stock Incentive Plan. We are making this offer on the terms and conditions described herein and in the accompanying Letter of Transmittal and Stock Appreciation Rights Agreement.

The number of stock appreciation rights or "SARs" to be granted to each option holder will be equal to the number of shares subject to the options exchanged by such holder (as adjusted for the 1-for-100 reverse split of our common stock effected as part of our Plan of Recapitalization on July 9, 2002). Holders of eligible vested SARs will be entitled, upon the occurrence of specified liquidity events, to receive payment in cash or securities in an amount determined by multiplying the number of shares with respect to which their SARs are granted by the increase, if any, in the fair market value of our common stock at the time of such liquidity event over the initial grant price of the SARs, which is $1.14 per share.

Subject to the terms and conditions of this offer, we intend to grant the SARs at the time of cancellation of the options accepted for exchange. If you elect to participate in this exchange, you must tender all of the options you hold; you may not tender only a portion of your options. All tendered options accepted by NuVox will be cancelled as promptly as practicable after 5:00 p.m., Central Standard Time, on the date this offer ends. This offer is currently scheduled to expire on February 13, 2003.

For a discussion of some of the significant matters that you should consider before tendering your options, see "Special Factors" beginning on page 6.

This offer is being made to all holders of outstanding options which have been issued to employees of NuVox, including former employees who hold outstanding options, as required by applicable regulations of the Securities and Exchange Commission. However, the SARs, by their terms, will not provide any benefits to those who are not NuVox employees on the date of grant and who do not remain NuVox employees until the 60th day after the date of grant. SARs shall fully vest on the 60th day after the date of grant.

This offer is not conditioned on any minimum number of options being tendered. This offer is subject to conditions, which we describe under "The Offer – 11. Conditions to the Offer" beginning on page 21.

Our Board of Directors has unanimously approved this offer. However, option holders must make their own decisions whether to tender options in exchange for SARs. Neither NuVox nor any of our executive officers or Board of Directors makes any recommendation as to whether to tender or refrain from tendering options in exchange for SARs.

This offer and the related Letter of Transmittal and Stock Appreciation Rights Agreement contain important information which you should read carefully in its entirety before you make any decision with respect to this offer.

This transaction has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has any such commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained herein. Any representation to the contrary is a criminal offense.

_____

January 14, 2003

IMPORTANT

If you wish to exchange your options for SARs, you must complete and sign the accompanying Letter of Transmittal in accordance with its instructions and you must sign the signature page to the accompanying Stock Appreciation Rights Agreement, and deliver both documents and any other required documents to NuVox, Inc., Attention: Shareholder Relations, 16090 Swingley Ridge Road, Suite 500, Chesterfield, Missouri 63017, or by fax to (636) 757-0000, or generally by any other desired and lawful means, including by electronic transmission to ShareholderRelations@NuVox.com. Delivery will be at your expense. Please allow sufficient time to ensure that we receive these documents by the deadline of 5:00 p.m., Central Standard Time, on February 13, 2003, unless this offer is extended.

If you do not properly submit the Letter of Transmittal, signature page to the Stock Appreciation Rights Agreement and related documents by February 13, 2003, unless this offer is extended, we will treat your failure to submit such documents as an election not to participate in this offer.

No authority has passed upon the accuracy or adequacy of this Offer to Exchange. The delivery of this Offer to Exchange shall not, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date on the cover of this Offer to Exchange or that there has been no change in the information contained in this Offer to Exchange or in the affairs of NuVox since the date hereof.

You should read this Offer to Exchange, the Letter of Transmittal and Stock Appreciation Rights Agreement carefully before making a decision to tender your options.

We are not aware of any jurisdiction where the making of this offer violates applicable law. If we become aware of any jurisdiction where the making of this offer violates applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the applicable offer will not be made to the option holders residing in such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should elect to tender your options pursuant to this offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with this offer other than the information and representations contained in this document, the Letter of Transmittal and the Stock Appreciation Rights Agreement. If anyone makes any recommendation or representation to you or gives you any other information, you must not rely upon that recommendation, representation or information as having been authorized by us.

Table of Contents

SUMMARY

This summary answers some of the questions that you may have about the material terms of this offer. However, it is only a summary, and you should carefully read the remainder of this Offer to Exchange, the Letter of Transmittal and the Stock Appreciation Rights Agreement because the information in this summary is not complete and because there is additional important information in the remainder of this Offer to Exchange, the Letter of Transmittal and the Stock Appreciation Rights Agreement.

What securities are you offering to exchange?

We are offering to exchange stock appreciation rights or "SARs" granted under our 2002 Stock Incentive Plan for all outstanding options to purchase shares of our common stock which have been issued to NuVox employees (the "Options"). Your SARs, once vested, will entitle you, upon the occurrence of specified liquidity events, to receive payment in cash, shares of our common stock and/or other securities, or a combination of cash and shares of our common stock and/or other securities, in an amount determined by multiplying the number of shares with respect to which your SARs are granted by the increase, if any, in the fair market value of our common stock at the time of such liquidity event over the initial grant price of the SARs, which is $1.14 per share.

Any of the following events will constitute a "liquidity event":

- A change in control of NuVox,

- An initial underwritten public offering of NuVox common stock, or

- A dissolution of NuVox.

See "The Plan and the SARs" beginning on page 14 and "The Offer – 1. Terms of the Offer; Expiration Date" on page 16.

How does a SAR differ from a stock option?

Holders of our currently vested outstanding stock options have the right to purchase shares of NuVox common stock at exercise prices ranging from $59.00 per share to $1,356.00 per share. The initial grant price of the SARs is $1.14 per share. Holders of vested SARs will receive the payment provided for under the terms of the SARs upon the occurrence of the specified liquidity event for any appreciation above $1.14 per share without having to make any investment or pay any exercise price. See "Terms of the SARs vs. Terms of the Options" on page 6.

Why are you making this offer?

Although NuVox is a private company and there is no public market for any of its securities, NuVox has been an SEC reporting company since consummation of its merger with TriVergent as a result of the undertakings contained in the registration statement covering the securities issued in connection with the merger. NuVox's compliance with SEC reporting obligations involves considerable time, effort and expense. We intend by this offer to reduce the number of our Option holders below 300, which we believe will enable us to be relieved of this obligation prospectively. Our Board of Directors believes that the savings of time, effort and expense that will result from a suspension of NuVox's SEC reporting obligations make it desirable to reduce the number of our Option holders below 300.

In addition, all of the outstanding Options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current fair market value of NuVox's common stock. Our Board of Directors has determined that implementing this offer will provide Option holders the opportunity to exchange their deeply out-of-the-money Options for SARs that will have a greater potential value. We believe this should create more effective performance incentives for the employees who are currently Option holders and further identify their interests with those of our stockholders and thereby promote the long-term financial interests of NuVox, including growth in equity values and stockholder returns.

See "Special Factors – Background of the Offer" on page 6, "Special Factors – Purpose of the Offer; Certain Effects of the Offer" beginning on page 8 and "The Offer – 8. Effects of the Offer on the Options; Exchange Act Reporting Requirements and Exchange Act Registration" on page 18.

Who is eligible to participate?

All Option holders may participate in this offer. Applicable regulations of the SEC require that this offer be made to all Option holders, even those who are no longer employees of NuVox. However, the SARs, by their terms, will not provide any benefits to those who are not NuVox employees on the date of grant and who do not remain such employees until the SARs vest. See "The Plan and the SARs" beginning on page 14 and "The Offer – 1. Terms of the Offer; Expiration Date" on page 16.

What are you offering in exchange for my Options?

Subject to the terms of this offer, we will grant you stock appreciation rights or SARs equal to the number of shares subject to the Options you tender (as adjusted for the 1-for-100 reverse split of our common stock effected as part of our Plan of Recapitalization on July 9, 2002).

The SARs will be granted under our 2002 Stock Incentive Plan and will be subject to a Stock Appreciation Rights Agreement between you and us. You must execute your Stock Appreciation Rights Agreement at the time you elect to exchange your Options. Your SARs will become effective upon acceptance of your Options for exchange and cancellation pursuant to this offer. See "The Offer – 5. Acceptance of Options for Exchange and Issuance of Stock Appreciation Rights" on page 18 and "The Offer – 10. Terms of the Stock Appreciation Rights" on page 21.

If I decide not to tender my Options, how will this offer affect my Options?

If you do not tender your Options, you will retain your Options and will not receive any SARs in exchange therefor. Your Options will remain unchanged, with their existing exercise prices and terms. See "The Offer – 8. Effects of the Offer on the Options; Exchange Act Reporting Requirements and Exchange Act Registration" on page 18.

What do I need to do to participate in this offer and tender my Options?

If you wish to accept this offer, you must elect to exchange all outstanding Options you hold. To accept this offer, you must submit your election to exchange your Options for SARs as described below. This election will become irrevocable at 5:00 p.m., Central Standard Time, on February 13, 2003, unless this offer is extended. When we accept your outstanding Options, they will be deemed cancelled in exchange for SARs.

To indicate your election to exchange your Options, you must complete and sign the Letter of Transmittal in accordance with its instructions, sign the signature page to your Stock Appreciation Rights Agreement and deliver both documents and any other required documents to NuVox, Inc., Attention: Shareholder Relations, 16090 Swingley Ridge Road, Suite 500, Chesterfield, Missouri 63017, or by fax to (636) 757-0000, or generally by any other desired and lawful means, including by electronic transmission to ShareholderRelations@NuVox.com, by 5:00 p.m., Central Standard Time, on the expiration date, which is currently scheduled to be February 13, 2003, unless this offer is extended. Delivery will be at your expense. Please allow sufficient time to ensure that we receive these documents by the deadline of 5:00 p.m., Central Standard Time, on February 13, 2003. By submitting the Letter of Transmittal and the signature page to your Stock Appreciation Rights Agreement, you are agreeing, subject to the terms and conditions of this offer, to tender all of the Options you hold in exchange for your SARs.

Following acceptance for exchange and cancellation of your Options, NuVox will send you a fully executed copy of your Stock Appreciation Rights Agreement. See "The Offer – 3. Procedure for Tendering Options" on page 17.

Can this offer be extended and under what circumstances? How will I be notified if this offer is extended?

This offer may be extended at the option of NuVox, although we do not have any current expectation of making such extension. If we extend the time of this offer, we will make an announcement of the extension no later than 9:00 a.m. on the next business day following the previously scheduled expiration date.

We reserve the right to reject any Letters of Transmittal, signature page to any Stock Appreciation Rights Agreement and related documents submitted under this offer that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept for exchange those Options for which you have made a proper and timely election that is not withdrawn. See "The Offer – 2. Extension of the Offer; Termination; Amendment" beginning on page 16.

How do I withdraw previously tendered Options? Until what time can I withdraw previously tendered Options?

To withdraw Options which you previously elected to exchange, you must deliver to our Shareholder Relations Department a completed Notice of Withdrawal in the form accompanying this Offer to Exchange with the required information prior to 5:00 p.m., Central Standard Time, on February 13, 2003, or later expiration date to which this offer may be extended. Notices of Withdrawal must be delivered to NuVox, Inc., Attention: Shareholder Relations, 16090 Swingley Ridge Road, Suite 500, Chesterfield, Missouri 63017, or by fax to (636) 757-0000, or generally by any other desired and lawful means, including by electronic transmission to ShareholderRelations@NuVox.com. Delivery will be at your expense. Please be sure to allow sufficient time to ensure receipt by us before the deadline.

If you decide to re-elect to exchange Options that you have previously withdrawn, you must resubmit a Letter of Transmittal and a signed signature page to your Stock Appreciation Rights Agreement for receipt by our Shareholder Relations Department prior to 5:00 p.m., Central Standard Time, on February 13, 2003 or later date to which the expiration of this offer may be extended, in accordance with the election procedure described above. See "The Offer – 4. Withdrawal Rights" beginning on page 17.

What does the Board of Directors think of this offer?

Our Board of Directors has unanimously approved this offer. However, each Option holder must make his or her own decision whether to tender Options in exchange for SARs. Neither NuVox nor any of our executive officers or Board of Directors makes any recommendation as to whether to tender or refrain from tendering Options in exchange for SARs. See "Special Factors – Fairness of the Offer" beginning on page 6.

Do the directors and officers of NuVox who own Options intend to tender their Options?

Each of our directors and executive officers who are Option holders are eligible to participate in this offer, and each has indicated an interest to tender his or her Options pursuant to this offer. See "Special Factors – Transactions and Arrangements Concerning Options" on page 12.

Are there any conditions to this offer?

The implementation of this offer is not conditioned upon a minimum number of Options being exchanged. However, this offer is subject to a number of other conditions, including the conditions described in Section 11 of this Offer to Exchange. See "The Offer – 11. Conditions to the Offer" beginning on page 21.

What are the tax consequences of this offer to me?

There should be no current United States federal income tax consequences to the exchange of Options for SARs pursuant to this offer. You will, however, recognize ordinary income on any payments made to you upon the occurrence of a liquidity event pursuant to the terms of your SARs. Any amounts you may receive may be subject to withholding for applicable taxes. See "The Offer – 6. Certain U.S. Federal Income Tax Consequences" on page 18.

Can I tender Options that I have already exercised?

No. This offer only covers outstanding and unexercised Options; it does not apply in any way to shares of NuVox common stock already purchased upon the exercise of Options. If you exercised an Option in its entirety, that Option is no longer outstanding and therefore cannot be included in this offer. However, if you have exercised an eligible Option in part, the remaining outstanding unexercised portion of the eligible Option can be included in this offer and may be tendered for exchange and cancellation. See "The Offer – 1. Terms of the Offer; Expiration Date" on page 16.

Can I exchange part of my Options?

No, you cannot exchange only a part of your Options. If you wish to participate in this offer, you must exchange all eligible Options you hold. See "The Offer – 1. Terms of the Offer; Expiration Date" on page 16.

When will the SARs be granted?

Your SARs will become effective upon acceptance of your Options for exchange and cancellation pursuant to this offer. See "The Offer – 5. Acceptance of Options for Exchange and Issuance of Stock Appreciation Rights" on page 18.

When will my SARs vest?

The SARs will fully vest on the 60th day after the date of grant. For a SAR to vest, the holder must be an employee of NuVox on the date of grant and must remain employed by NuVox until the 60th day after the date of grant. See "Special Factors – Fairness of the Offer – Vesting Schedules" on page 7, "The Plan and the SARs – the SARs" beginning on page 14 and "The Offer – 10. Terms of Stock Appreciation Rights" on page 21.

What rights will I have as a holder of SARs?

As a holder of eligible vested SARs, upon a "liquidity event," you will have the right to receive a payment from us, in cash, shares of our common stock or other securities, or a combination of cash and shares of our common stock and/or other securities, as determined at the time of such liquidity event by the Compensation Committee of our Board of Directors in its sole discretion. The amount of such payment shall be determined by multiplying the number of shares with respect to which your SARs are granted by the increase, if any, in the fair market value per share of NuVox common stock upon the occurrence of such "liquidity event" over the initial grant price of the SARs, which is $1.14 per share (subject to adjustment for any stock dividends, combinations, splits or recapitalizations). Holders of SARs who are not employees of NuVox on the date of grant and who do not remain employees of NuVox until the 60th day after the date of grant will not be entitled to any payment. In addition, if, prior to a "liquidity event," your employment with NuVox is involuntarily terminated for cause or you voluntarily terminate your employment with NuVox without good reason, you will forfeit any rights under your SARs. See "The Plan and the SARs" beginning on page 14 and "The Offer – 10. Terms of Stock Appreciation Rights" on page 21.

Who can I talk to if I have questions about this offer?

Questions regarding the terms of this offer should be directed by e-mail to ShareholderRelations@NuVox.com.

Requests for additional copies of this Offer to Exchange, the Letter of Transmittal, your Stock Appreciation Rights Agreement or any related documents and questions regarding the procedures for tendering Options in exchange for SARs pursuant to this offer should also be directed by e-mail to ShareholderRelations@NuVox.com.

INTRODUCTION

We are offering to all Option holders the right to exchange all of their outstanding Options for an equal number of SARs. If you wish to participate in this offer, you must elect to exchange all eligible Options you hold. We are making this offer upon the terms and subject to the conditions set forth in this Offer to Exchange and in the related Letter of Transmittal and the Stock Appreciation Rights Agreement. Grants of SARs will be effective on the expiration date of this offer when we cancel the Options accepted for exchange.

As of December 31, 2002, Options to purchase 264,737 shares of our common stock are issued and outstanding. All of the Options were issued under either our 1998 Stock Incentive Plan, the NuVox/TriVergent Employee Incentive Plan or our 2001 Stock Incentive Plan. After taking into account the adjustments to the exercise prices which resulted from the 1-for-100 reverse split in our recent recapitalization, these Options have exercise prices ranging from $59.00 per share to $1,356.00 per share. Currently, there are no SARs outstanding.

This offer is not conditioned upon a minimum number of Options being tendered for exchange. If you elect to participate in this offer, you must elect to exchange all outstanding Options you hold. However, this offer is subject to certain conditions, which we describe in Section 11 of this Offer to Exchange on page 21.

Our Board of Directors has unanimously approved this offer. However, Option holders must make their own decisions whether to tender Options in exchange for SARs. Neither we nor our executive officers or Board of Directors makes any recommendation as to whether to tender or refrain from tendering Options in exchange for SARs.

This Offer to Exchange, the related Letter of Transmittal and the Stock Appreciation Rights Agreement contain important information and should be read carefully in their entirety before any decision is made with respect to this offer.

FORWARD-LOOKING STATEMENTS

References in this Offer to Exchange to "we," "us," "our," the "Company" and "NuVox" mean NuVox, Inc., a Delaware corporation, and our subsidiaries and predecessors, unless the context suggests otherwise. Some of the statements contained or incorporated by reference in this Offer to Exchange discuss our business plans or future prospects or state other forward-looking information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by these statements. These forward-looking statements are based on various factors and have been derived using numerous assumptions. In some cases, you can identify these "forward-looking statements" by words like "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "project," "intend" or "potential" or the negative of those words and other similar expressions. You should be aware that those statements only reflect our predictions, assumptions and estimates regarding future events and circumstances. Actual events or results may differ substantially as a result of risks and uncertainties facing us, including risks and uncertainties regarding the continued development of our business and the markets for our services and products, the negative impacts of the downturn in the economy, the significant regulatory uncertainties facing the competitive telecommunications industry and the continued availability and sufficiency of our capital. Important factors that could cause our actual results to be materially different from these forward-looking statements are disclosed in Item 1 of our Form 10-K Report for the year ended December 31, 2001 under the heading "Business—Risk Factors Relating to Our Business and Operations" and elsewhere in the information contained or incorporated by reference in this Offer to Exchange. These factors include our expectation of significant additional losses during 2003, our expectation that we will incur a substantial amount of indebtedness, our need for additional capital if our projections prove to be inaccurate or if needed for expansion, the substantial risks relating to acquisitions and other strategic transactions which are part of our business strategy, the competitive practices of the incumbent telephone companies in our markets and our dependence on the growth in demand for Internet access and high-speed data products and services.

SPECIAL FACTORS

Background of this Offer

On July 9, 2002, as part of an overall refinancing, NuVox effected a plan of recapitalization in which each then outstanding share of NuVox common stock was converted into the right to receive 1/100 of a share of common stock and the then outstanding shares of NuVox preferred stock were converted into shares of NuVox common stock at their then existing conversion ratios. Each outstanding Option to acquire preferred stock of NuVox was converted into an Option to acquire the shares of common stock into which such shares of preferred stock would have been convertible, adjusted to reflect the 1-for-100 conversion ratio of the common stock, and each outstanding Option and warrant to acquire common stock of NuVox was adjusted to reflect the 1-for-100 conversion ratio. Following the effectiveness of the plan of recapitalization, the then outstanding Options to purchase 16,479,000 shares of preferred stock at an exercise price of $0.59 per share were converted into Options to purchase 164,790 shares of common stock at an exercise price of $59.00 per share, and the then outstanding Options to purchase 13,892,435 shares of common stock at exercise prices ranging from $1.36 to $13.56 per share were converted into Options to purchase 138,924 shares of common stock at exercise prices ranging from $136.00 to $1,356.00 per share. NuVox thereafter issued and sold during July, August and November 2002 an aggregate of approximately 54 million shares of Series A Convertible Preferred Stock at a cash purchase price of $1.50 per share, for aggregate cash proceeds of approximately $81 million. Such shares of Series A Convertible Preferred Stock were initially convertible into shares of common stock at a conversion price of $1.1403 per share. Accordingly, the initial grant price of the SARs has been set at $1.14 per share.

Currently, all of our outstanding Options are deeply out-of-the-money, with prices ranging from $59.00 to $1,356.00 per share (as adjusted for the 1-for-100 conversion ratio under our Plan of Recapitalization), and expire on various dates ranging from November 16, 2008 to February 19, 2012. The post-money valuation of NuVox upon completion of the Series A offerings referred to above was approximately $103 million. At $59.00 per share, the valuation of NuVox would be approximately $4.6 billion. The Board of Directors does not believe that the currently outstanding Options have any reasonable likelihood of having any value during their remaining terms.

As part of the recapitalization and refinancing of NuVox, the Board of Directors has adopted the NuVox, Inc. 2002 Stock Incentive Plan under which equity securities in an amount equal to ten percent of the outstanding equity securities of NuVox following consummation of the Series A offering have been reserved to provide appropriate equity incentives for employees. The SARs, which will be issued pursuant to this plan, have been priced at the current fair market value of our common stock, which the Compensation Committee of our Board of Directors has determined is the $1.14 per share initial conversion price of the Series A Convertible Preferred Stock.

After considering these and other various factors, which are more fully explained below under "Fairness of the Offer," our Board of Directors unanimously approved this offer on December 3, 2002.

Fairness of the Offer

Our Board of Directors believes that this offer is fair to Option holders and has unanimously approved this offer. In evaluating this offer, the Board of Directors relied upon its knowledge of NuVox's business, financial condition and prospects as well as upon the advice of its legal advisors. In making its determination about the fairness of this offer, the Board of Directors considered a number of factors, including the following:

- *Exercise Price vs. Value of Underlying Common Stock*. The Board of Directors analyzed the exercise prices of the Options and determined that the exercise prices are significantly greater than the current market value and net book value per share of the common stock underlying the Options. In light of recent market conditions and the extent of the difference between the Option exercise prices and the current fair market value of the underlying common stock, the Board of Directors does not believe that there is any reasonable likelihood that the fair market value of our common stock will exceed the exercise prices of the Options at any time during the remaining terms of the Options.

- *Terms of the SARs vs. Terms of the Options*. The terms of the SARs and of the Options are both designed to allow the recipients to benefit from an increase in the value of the common stock of NuVox above current fair market value.

  - <u>General Benefit</u>. Option holders have the right to purchase NuVox common stock at prices ranging from $59.00 per share to $1,356.00 per share, which prices were fixed at the time the

Options were originally granted and adjusted to reflect the 1-for-100 reverse split of our common stock. Holders of vested SARs will be entitled to receive a payment in cash, shares of common stock and/or other securities, or a combination of cash and shares of common stock and/or other securities, upon the occurrence of a specified "liquidity event," which is described below in "The Plan and the SARs" on page 14. The payment with respect to SARs upon a "liquidity event" shall be an amount determined by multiplying the number of shares with respect to which the SARs were granted by the increase, if any, in the fair market value of NuVox common stock at the time of such "liquidity event" over the initial grant price of the SARs, which is $1.14 per share.

- <u>Assignment</u>. Assignment is restricted under both the Options and the SARs.   The Options may be assigned in the event of death or mental incapacity, or to immediate family members of the holder, with approval of the Committee. The SARs can only be assigned in the event of death or mental incapacity.

- <u>Vesting Schedules</u>. The vesting schedules of the various Options have been established pursuant to the plans under which they were originally granted. The Options vest either in equal one-third increments at the end of each of the first three years of continuous service following the dates of grant or 12/36 upon the first anniversary of the grant and 1/36 per month of continuous service thereafter. NuVox's 2001 Stock Incentive Plan and NuVox's 1998 Stock Incentive Plan both provide for acceleration of vesting under certain circumstances, such as a change of control of NuVox or death. SARs issued in exchange for Options will fully vest on the 60th day after the date of grant. Holders of vested SARs will receive payment only upon the occurrence of a specified "liquidity event," as described below in "The Plan and the SARs" on page 14. Any holder who is terminated for cause or who voluntarily terminates his or her employment with NuVox without good reason prior to a "liquidity event" will forfeit all rights under his or her SARs.

- <u>Benefits Following Termination of Employment</u>.   The right to exercise the various Options following termination of employment with NuVox is also established by the terms of the plans under which they were originally granted. Generally, if an Option holder resigns or is terminated for cause, the unexercised portion of his or her outstanding Options is forfeited. If the Option holder's employment is terminated on account of death, disability, or retirement, unexercised vested Options may be exercised for periods of one or three years following termination. If an Option holder is involuntarily terminated without cause or voluntarily terminates for good reason, unexercised vested Options may be exercised for three months following termination. Under the terms of the SARs, a holder's rights vest on the 60th day after the date of grant if the holder is a NuVox employee on the date of grant and remains a NuVox employee until the 60th day after the date of grant. Upon the occurrence of a specified "liquidity event," a holder of a vested SAR will receive the payment provided for in his or her SAR (described above in "General Benefit"), unless such holder's employment with NuVox has been involuntarily terminated for cause or such holder has voluntarily terminated his or her employment with NuVox prior to the "liquidity event" without good reason. A holder whose employment with NuVox has been terminated prior to a "liquidity event" on account of death, disability, retirement or involuntary termination without cause or voluntary termination by the holder of the SARs for good reason will be eligible to receive the payment provided for in his or her SAR upon the occurrence of a "liquidity event."

- <u>Additional Expense</u>. Option holders must pay the exercise price in order to receive the shares of common stock underlying the Options. Holders of SARs are not required to make any payment to receive payment under the SARs.

For more information about the terms of the SARs, see "The Plan and the SARs" beginning on page 14. The terms and conditions of your Options are set forth in the applicable plan under which your Options were granted and the option agreement you entered into in connection with the grant. The terms and conditions of the plans are summarized in the offering circular relating to such plan prepared by us and previously distributed to you.

- *Value of the Options vs. Value of the SARs*. The outstanding Options are exercisable at various prices ranging from $59.00 per share to $1,356.00 per share The initial grant price of the SARs is $1.14 per share. The ultimate value of the SARs, if any, will depend upon the fair market value of NuVox common stock at the time of a specified "liquidity event." There is no assurance that the SARs will ever have any value.

- *Customary Terms*. Our Board of Directors believes that the terms of this offer are being made on such terms as are customary for tender offers for similar securities.

- *Financially Fair*. The Board of Directors believes this offer is fair from a financial point of view to Option holders because (i) it is unlikely that Option holders will receive any financial benefit from their Options, (ii) the SARs have been priced at $1.14 per share and, accordingly, there is more likelihood that holders of SARs may receive financial benefit in the future from their SARs than they would be likely to receive from their Options, and (iii) the receipt of benefit under the SARs will not cause holders of the SARs to incur additional costs.

The Board of Directors also believes that because this offer is structured as an exchange offer in compliance with applicable securities laws, this offer is procedurally fair to the Option holders in light of the following factors:

- the terms of this offer allow each individual holder of Options to determine whether to tender his or her Options in this offer without being dependent on a vote of other security holders who are not Option holders;

- our acceptance of your Options is not dependent on a minimum number of Options being tendered; and

- this offer allows you to exchange your Options without any transaction costs.

Our Board of Directors considered these factors as a whole and did not find it practicable to, and did not, quantify or otherwise assign relative weight to these factors. The foregoing factors are not intended to be exhaustive but are believed to include all material factors the Board of Directors considered.

This offer was unanimously approved by our Board of Directors and the Plan was approved by written consent of the holders of NuVox's outstanding securities representing more than ninety five percent of the combined voting power of such securities. As a result, all of the members of the Board of Directors who are not employees of NuVox approved this offer. NuVox has not retained an unaffiliated representative to act solely on behalf of the Option holders for the purposes of negotiating the terms of this offer, and has not made any provision to grant Option holders access to our corporate files or the ability to obtain counsel or appraisal services at our expense. There are no appraisal rights available to Option holders in connection with this offer. Neither NuVox nor any affiliate has received any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to this offer.

Although our Board of Directors unanimously approved this offer, neither NuVox, nor any of its directors or executive officers, nor any of its affiliates, nor any other person who controls NuVox, nor any of its executive officers or directors makes any recommendation to any Option holder as to whether to tender any Options. Each Option holder must make his or her own decision whether to tender Options in exchange for SARs.

As a result of the risks and uncertainties facing NuVox, including risks and uncertainties regarding the continued development of our business and the markets for our services and products, the continued availability and sufficiency of our capital, the substantial risks of acquisitions and other strategic transactions which are part of our business strategy, the competitive practices of the incumbent telephone companies in our markets and the significant regulatory uncertainties facing the competitive telecommunications industry, there can be no assurance that any of the specified "liquidity events" will occur or that your SARs will ever have any value.

Purpose of the Offer; Certain Effects of the Offer

All of the outstanding Options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the fair market value of NuVox's common stock. Our Board of Directors has determined that implementing this offer will provide Option holders the opportunity to own SARs that have a greater potential value than the Options to be exchanged. Our Board of Directors believes this should create more effective performance incentives for employees who are currently Option holders as well as maximize value to our stockholders.

In addition, we intend by means of this offer to reduce the number of Option holders below 300, which will enable us to be relieved of our obligation to file reports under Section 15(d) of the Securities Exchange Act of 1934, or any obligation to register the Options under the Exchange Act. The Board of Directors believes that the savings in time, effort and expense that would result from a suspension of NuVox's SEC reporting obligations make it desirable to effect such reduction. In addition, since NuVox is a private company and there is no public market for any of its securities, the Board of Directors also believes that there may be an advantage for NuVox if it is no longer be required to publicly disclose detailed information about its business, results, operations, plans, prospects and financial condition.

Following the completion of this offer, NuVox will continue to operate as a facilities based provider of integrated voice, data and Internet telecommunications services in selected markets in the United States. No changes in our executive officers or Board of Directors are expected to result from this offer, regardless of whether our reporting obligations under Section 15(d) of the Exchange Act are suspended.

Proposed Incremental Stock Offering

On November 13, 2002, our Board of Directors approved the offering of an aggregate of approximately six million additional shares of Series A Convertible Preferred Stock to existing stockholders at $1.50 per share. If fully subscribed, this offering would result in additional cash proceeds totaling approximately $9 million. In connection with this offering, NuVox plans to submit various related technical amendments to our Certificate of Incorporation for approval by our stockholders.

Except for the foregoing, neither we, nor, to our knowledge, any of our executive officers, directors, affiliates or any person controlling NuVox, currently has any plans or proposals that relate to or would result in:

- an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

- any purchase, sale or transfer of a material amount of the assets of us or any of our subsidiaries;

- any material change in our present dividend rate or policy, or our indebtedness or capitalization;

- any change in our present Board of Directors or executive officers, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on our Board of Directors or to change any material term of the employment contract of any executive officer;

- any other material change in our corporate structure or business;

- the acquisition by any person of any of our securities or the disposition of any of our securities in an amount that is material to us; or

- any changes in our Certificate of Incorporation, By-laws of other governing instruments or any actions that could impede the acquisition of control of NuVox.

Following the completion of this offer, however, we intend to suspend our obligation to file reports under Section 15(d) of the Exchange Act as described above, if we qualify for such suspension.

Currently, there is no public market for any of our securities and no class of our securities is listed on a national securities exchange or authorized to be quoted in an automated quotations system operated by a national securities association.

Offer to Former Employees

Some of the holders of outstanding Options are former employees of NuVox. However, the SARs, by their terms, will not provide any benefits to those who are not NuVox employees on the date of grant, and who do not remain as employees until the 60th day after the date of grant. Accordingly, the SARs will not have value for Option holders who are no longer employees of NuVox. However, to comply with applicable regulations of the SEC, this offer is being made to all holders of outstanding Options, including former employees.

Beneficial Ownership Of Common Stock

The following table sets forth information regarding beneficial ownership of NuVox's common stock as of December 31, 2002 for (i) each director and executive officer of NuVox and (ii) each person who is known by NuVox to be the beneficial owner of more than five percent of any class of NuVox's voting securities:

Beneficial Owner (includes related entities)	Number of Shares of Common Stock	Percent of Common Stock
5% Stockholders		
Goldman, Sachs & Co. affiliates (1)	14,095,214	16.8%
J.P. Morgan Partners, LLC (2)	13,734,730	16.4%
Whitney & Co. (3)	9,047,092	10.8%
Columbia Capital (4)	8,769,334	10.5%
General Electric Capital Corporation (5)	6,382,158	7.6%
Meritage Private Equity Fund L.P. (6)	6,137,064	7.3%
BancAmerica Capital Investors SBIC, LP (7)	4,470,354	5.3%
Key Principal Partners LLC (8)	4,384,667	5.2%
Richland Group (9)	4,328,984	5.2%
Directors and Executive Officers		
James B. Fleming, Jr. (4)	—	*
Robert R. Gheewalla (1)	—	*
Michael R. Hannon (2)	—	*
William Laverack, Jr. (3)	—	*
G. Jackson Tankersley, Jr. (6)	—	*
Jack Tyrrell (9)	—	*
David L. Solomon (10)	200,415	*
Charles S. Houser (11)	142,398	*
John P. Denneen (12)	37,017	*
Marguerite A. Forrest (13)	35,685	*
G. Michael Cassity (14)	32,334	*
Paul A. Pitts (15)	4,265	*
Josephine Young (16)	1,771	*
Ronald D. Webster	—	*
Christopher J. Benyo	—	*
Directors and executive officers, as a group (15 persons) (17)	453,885	*

_____

* less than 1%

(1) Includes (i) 6,812,622 shares of Series A preferred stock, 566,630 shares of common stock, and 74,573 shares of common stock issuable upon exercise of currently exercisable warrants beneficially owned by GS Capital Partners III, L.P., (ii) 1,872,873 shares of Series A preferred stock, 155,775 shares of common stock, and 20,502 shares of common stock issuable upon exercise of currently exercisable warrants beneficially owned by GS Capital Partners III Offshore, L.P., (iii) 314,505 shares of Series A preferred stock, 26,161 shares of common stock and 3,444 shares of common stock issuable upon exercise of currently exercisable warrants beneficially owned by Goldman, Sachs & Co. Verwaltungs GmbH, (iv) 178,983 shares of Series A preferred stock and 16,010 shares of common stock beneficially owned by Stone Street Fund 1998, L.P., (v) 53,674 shares of Series A preferred stock and 4,832 shares of common stock beneficially owned by Bridge Street Fund 1998, L.P., (vi) 460,406 shares of Series A preferred stock, 37,400 shares of common stock, and 6,220 shares of common stock issuable upon exercise of currently exercisable warrants owned by Stone Street Fund 2000 LP; and (vii) 306,938 shares of Series A preferred stock, 24,934 shares of common stock and 4,728 shares of common stock issuable upon exercise of currently exercisable warrants beneficially owned by Bridge Street Special Opportunities Fund 2000, LP. Mr. Robert R. Gheewalla is a Managing Director of Goldman, Sachs & Co. but not does not share, and disclaims, beneficial ownership in these shares. Goldman, Sachs & Co. and Mr. Gheewalla maintain a mailing address at 85 Broad Street, New York, NY 10004.

(2) Includes 10,000,000 shares of Series A preferred stock, 420,002 shares of common stock, and 160,728 shares of common stock issuable upon exercise of currently exercisable warrants. J.P. Morgan Partners (SBIC), LLC is controlled by J.P. Morgan Partners, L.L.C. Mr. Michael R. Hannon is a partner of J.P. Morgan Partners, LLC and shares but disclaims beneficial ownership in these shares. J.P. Morgan Partners, LLC and Mr. Hannon maintain a mailing address at 1221 Avenue of the Americas, 39th Floor, New York, NY 10020.

(3) Includes (i) 1,558,175 shares of Series A preferred stock, 161,316 share of common stock, and 14,845 shares of common

stock issuable upon exercise of currently exercisable warrants beneficially owned by J.H. Whitney III, L.P., (ii) 4,737,612 shares of Series A preferred stock, 481,659 shares of common stock, and 54,158 shares of common stock issuable upon exercise of currently exercisable warrants beneficially owned by J.H. Whitney IV, L.P., and (iii) 37,546 shares of Series A preferred stock, 3,888 shares of common stock, and 358 shares of common stock issuable upon exercise of currently exercisable warrants beneficially owned by Whitney Strategic Partners III, L.P. Mr. William Laverack, Jr. is a managing director of Whitney & Co. and shares but disclaims beneficial ownership in these shares. Whitney & Co. and Mr. Laverack maintain a mailing address at 4 Stamford Plaza, Stamford, CT 06902.

(4) Includes (i) 3,593,472 shares of Series A preferred stock beneficially owned by Columbia Capital Equity Partners III (QP), L.P., and (ii) 3,073,195 shares of Series A preferred stock beneficially owned by Columbia NV Partners III, LLC. Each of the forgoing entities is an affiliate of Columbia Capital. Mr. James B. Fleming, Jr. is a partner of Columbia Capital and shares but disclaims beneficial ownership of these shares. Columbia Capital and Mr. Fleming maintain a mailing address at 201 North Union Street, Suite 300, Alexandria, VA 22314.

(5) Includes 4,833,333 shares of Series A preferred stock beneficially owned by GPSF Securities, Inc., an affiliate of General Electric Capital Corporation, and 24,391 shares of common stock owned by General Electric Capital Corporation. Each of these entities maintains a mailing address at 120 Long Ridge Road, Stamford, CT 06927.

(6) Includes (i) 3,799,467 shares of Series A preferred stock, 328,801 shares of common stock, and 54,357 shares of common stock issuable upon exercise of currently exercisable warrants beneficially owned by Meritage Private Equity Fund L.P., (ii) 464,533 shares of Series A preferred stock, 40,201 shares of common stock, and 6,646 shares of common stock issuable upon exercise of currently exercisable warrants beneficially owned by Meritage Private Equity Parallel Fund L.P., and (iii) 69,333 shares of Series A preferred stock, 6,000 shares of common stock, and 992 shares of common stock issuable upon exercise of currently exercisable warrants beneficially owned by Meritage Entrepreneurs Fund, LP. Each of these entities maintains a mailing address at 1600 Wynkoop, S300, Denver, Colorado 80202. Mr. David L. Solomon and Mr. G. Jackson Tankersley are investment directors of Meritage Private Equity Fund, L.P. and may share but disclaim beneficial ownership in these shares.

(7) Includes (i) 3,333,333 shares of Series A preferred stock, 64,171 shares of common stock, and 21,516 shares of common stock issuable upon exercise of currently exercisable warrants beneficially owned by BancAmerica Capital Investors SBIC I, L.P. BancAmerica Capital Investors SBIC I, L.P. maintains a mailing address at 901 Main Street, 66th Floor, Dallas TX 75202-3714.

(8) Includes 3,333,333 shares of Series A preferred stock beneficially owned by Key Principal Partners LLC, which maintains a mailing address at 800 Superior Avenue, Cleveland, OH 44114.

(9) Includes (i) 951,783 shares of Series A preferred stock, 109,145 shares of common stock, and 13,224 shares of common stock issuable upon exercise of currently exercisable warrants beneficially owned by Richland Ventures II, L.P., (ii) 2,103,583 shares of Series A preferred stock, 165,953 shares of common stock, and 21,632 shares of common stock issuable upon exercise of currently exercisable warrants beneficially owned by Richland Ventures III, L.P. All of the foregoing entities are affiliates and maintain a mailing address at 200 31st Avenue North, Suite 200, Nashville, TN 37203-1205. Mr. Jack Tyrrell is a managing partner at Richland Ventures and shares but disclaims beneficial ownership of these shares.

(10) Includes 17,689 shares of common stock, 160,657 shares of common stock issuable upon exercise of currently exercisable warrants and 22,069 shares of common stock issuable upon exercise of currently exercisable options beneficially owned by Mr. Solomon. Does not include the shares beneficially owned by Meritage Private Equity Fund, L.P. referred to in footnote 6, a private investment fund for which Mr. Solomon serves as an investment director and member of the general partner.

(11) Includes (i) 32,150 shares of common stock and 24,277 shares of common stock issuable upon exercise of currently exercisable options and warrants held by Charles S. Houser, (ii) 40,000 shares of Series A preferred stock, 5,069 shares of common stock and 467 shares of common stock issuable upon exercise of currently exercisable warrants held by the Charles S. and Janie P. Houser Charitable Remainder Trust and, (iii) 20,000 shares of Series A preferred stock, 1,203 shares of common stock and 302 shares of common stock issuable upon exercise of currently exercisable warrants held by the Charles S. Houser IRA Rollover Trust. Charles S. Houser disclaims beneficial ownership of all of the foregoing shares except those set forth in clause (i) above. Mr. Houser and each of the foregoing entities maintains a mailing address at 200 North Main Street, Greenville, SC 29601.

(12) Includes 8,839 shares of common stock, 21,147 shares of common stock issuable upon exercise of currently exercisable warrants and 6,256 shares of common stock issuable upon exercise of currently exercisable options beneficially owned by Mr. Denneen.

(13) Includes 21,890 shares of common stock, 10,586 shares of common stock issuable upon exercise of currently exercisable warrants and 3,209 shares of common stock issuable upon the exercise of currently exercisable options, beneficially owned by the MAF Revocable Trust. Does not include 109,754 shares of common stock and 2,914 shares of common stock issuable upon the exercise of currently exercisable warrants beneficially owned by RAB Partnership, in which Ms. Forrest has an interest.

(14) Includes 13,850 shares of common stock, 1,231 shares of common stock issuable upon exercise of currently exercisable

warrants and 17,253 shares of common stock issuable upon exercise of currently exercisable options beneficially owned by Mr. Cassity.

(15) Includes 4,265 shares of common stock issuable upon exercise of currently exercisable options beneficially owned by Mr. Pitts.

(16) Includes 1,771 shares of common stock issuable upon exercise of currently exercisable options beneficially owned by Ms. Young.

(17) Includes 198,203 shares of common stock issuable upon exercise of currently exercisable warrants and 76,068 shares of common stock issuable upon exercise of currently exercisable options.

Transactions and Arrangements Concerning Options

To the knowledge of NuVox, no transactions in the Options have been effected during the past 60 days by NuVox's executive officers, directors, affiliates or associates or majority owned subsidiaries or any officer or director of any subsidiary.

All of our directors and executive officers who are Option holders are eligible to participate in this offer and each has indicated an interest to tender his or her Options in this offer.

Except as set forth in this Offer to Exchange, neither NuVox nor, to NuVox's knowledge, any of its affiliates, directors or executive officers or any person controlling NuVox is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to, or in connection with, this offer with respect to any securities of NuVox (including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

NuVox has not made any underwritten public offering of any of its securities that was (i) registered under the Securities Act of 1933 or (ii) exempt from registration under the Securities Act pursuant to Regulation A thereunder. NuVox has not purchased any Options during the past two years.

Related Party Transactions and Other Agreements Involving NuVox Securities

Except as described below or elsewhere in this Offer to Exchange, during the two years preceding the date of this Offer to Exchange, no negotiations, transactions or material contracts concerning a merger, consolidation, acquisition, tender offer for or other acquisition of any class of securities of NuVox, election of directors of NuVox, or a sale or other transfer of a material amount of assets of NuVox, has been entered into or has occurred between NuVox and any executive officer or director of NuVox, or between any affiliates of NuVox or between NuVox or any of its affiliates or any person not affiliated with NuVox who would have a direct interest in such matters.

2002 Series A Securities Purchase Agreement. In connection with the plan of recapitalization described above, pursuant to a Securities Purchase Agreement dated as of July 9, 2002, as amended as of July 13, 2002 and August 9, 2002, among NuVox and the Purchasers named therein, NuVox issued and sold to existing stockholders an aggregate of approximately 44 million shares of Series A Convertible Preferred stock at a cash purchase price of $1.50 per share, for aggregate cash proceeds of approximately $66 million. On November 13, 2002, our Board of Directors approved the offering of an aggregate of up to six million additional shares of Series A Convertible Preferred Stock to existing stockholders.

Plan of Recapitalization On July 9, 2002, NuVox entered into a Merger Agreement and Plan of Recapitalization with one of NuVox's wholly owned subsidiaries, pursuant to which such subsidiary was merged into NuVox and (i) each issued and outstanding share of common stock of NuVox was converted into the right to receive 1/100 share of common stock of NuVox, (ii) each outstanding share of NuVox's preferred stock was converted into the right to receive shares of common stock of NuVox based on the existing conversion ratios but taking into account the 1-for-100 conversion ratio applicable to the common stock, (iii) each outstanding Option to acquire preferred stock of NuVox was converted into an Option to acquire the shares of common stock of NuVox into which such shares of preferred stock would have been convertible, adjusted to reflect the 1-for-100 conversion ratio of the common stock, and (iv) each outstanding Option and warrant to acquire shares of common stock of NuVox was adjusted to reflect the 1-for-100 conversion ratio.

Additional Sales of Series A Preferred Stock. In August 2002, in connection with a refinancing of NuVox's indebtedness under its senior secured credit facility, General Electric Capital Corporation, one of NuVox's lenders, exchanged its $25.5 million principal amount of indebtedness under the existing credit facility for $10 million principal amount of Senior Secured Notes and approximately 4.8 million shares of Series A Preferred stock. The shares of Series A Preferred stock were issued to GPSF Securities, Inc., an affiliate of General Electric Capital Corporation on terms substantially similar to those contained in the Securities Purchase Agreement dated July 9, 2002, discussed above.

On November 22, NuVox sold an aggregate of ten million additional shares of our Series A Convertible Preferred Stock to Key Principal Partners LLC and two affiliate entities of Columbia Capital for total cash proceeds of $15 million. Pursuant to the terms and conditions of its stock purchase agreement, one of the Columbia Capital affiliates has designated an individual for nomination as a director of NuVox and we have agreed to elect such individual as a NuVox director. Otherwise, the terms of those sales were substantially similar to the terms of the Securities Purchase Agreement dated July 9, 2002, discussed above.

Reverse/Forward Split. On December 31, 2002, NuVox effected a 1-for-400 reverse split of NuVox's common stock followed immediately by a 400-for-1 forward split of our common stock, which resulted in the holders of fewer than 400 shares of common stock receiving $1.50 per pre-split share for their outstanding shares. The objective of the reverse/forward split was to maintain the number of holders of our common stock below 300 so that, if we are able to reduce the number of holders of options to purchase our common stock below 300, we will be able to suspend our SEC reporting obligations and avoid the considerable time, effort and expense of continuing to comply with those obligations As a result, 187 holders of fewer than 400 shares will each receive cash payments of $1.50 per share for their outstanding shares of common stock. Such holders held an aggregate of 25,010 shares of NuVox common stock and will receive a total $37,515 for their shares. The reverse/forward split had no effect on the number of shares of common stock held by stockholders with 400 or more shares.

Following effectiveness of the forward/reverse split on December 31, 2002, there were 147 holders of record of our common stock and an aggregate of 5,177,025 shares of common stock were issued and outstanding.

Series D Securities Purchase Agreement. On September 20, 2001, pursuant to a Securities Purchase Agreement, we issued Series D Units to existing stockholders, consisting of our Series D preferred stock, warrants to acquire shares of Series D preferred stock and warrants to acquire shares of various series of our Series E preferred stock, for a cash purchase price of $1.50 per Unit, for an aggregate of $87 million in cash.

Series D Loan Program. Pursuant to the NuVox, Inc. Series D Loan Program, certain of our executive officers and directors received the following loans to provide funding for his or her respective purchases of Series D Units pursuant to the Series D Securities Purchase Agreement described above: Mr. Solomon – $230,589; Mr. Houser – $126,648; Mr. Cassity – $184,580; Mr. Denneen – $133,305; and Ms. Forrest – $285,009. The loans were evidenced by 4.76% promissory notes due September 30, 2006, one-third of which are full recourse obligations of the named executive officer. The notes are secured by pledges of the Series D Units acquired with the proceeds of the loans. Any shares used to repay the loans will be applied first to satisfy the outstanding principal and accrued interest due on the non-recourse portions of the notes. Payment would be accelerated in the event of a termination of the employment of the named executive officer by NuVox for "cause" or by the named executive officer without "good reason" (as each of said terms is defined in the loan program).

Loan to G. Michael Cassity. As of October 16, 2001, a promissory note, dated March 6, 2000, in the principal amount of $749,997.50, executed by Mr. Cassity in favor of a subsidiary of NuVox in consideration for a purchase of company stock was cancelled and, in replacement therefor, Mr. Cassity executed a promissory note in the principal amount of $851,684.49 ($749,997.50 plus accrued interest) with interest and recourse terms the same as the loans under the Series D Loan Program. In connection therewith, NuVox and Mr. Cassity entered into a Loan Forgiveness Bonus Agreement under which NuVox has agreed to cancel and forgive the payment of the principal amount and accrued interest on such note subject to the attainment by NuVox of certain financial objectives, including the generation of free cash flow in any calendar quarter.

Stockholders' Agreement. All NuVox stockholders are parties to a stockholders' agreement with NuVox. The stockholders' agreement provides the holders with certain preemptive rights and sets forth restrictions on the transferability of their shares. These rights and restrictions will exist until NuVox completes a qualified initial public offering pursuant to which all shares of NuVox preferred stock are automatically converted into shares of NuVox common stock pursuant to the terms of its amended and restated certificate of incorporation.

Registration Rights Agreement. All NuVox stockholders are parties to a registration rights agreement with NuVox. Pursuant to the registration rights agreement, holders of NuVox common and preferred stock have rights to register under the Securities Act the common stock they own, which is issuable upon conversion of their shares of preferred stock or which is issuable upon exercise of any warrants or options.

Shareholders Agreement. All employees of NuVox who own NuVox common stock or preferred stock are parties to a shareholders agreement, by and between NuVox and the shareholders named therein. This agreement restricts the transfer of the shareholders' shares and contains confidentiality and non-solicitation provisions.

Interests of Certain Persons in the Offer

The following table sets forth information regarding the Options as of December 31, 2002 held by (i) each director and executive officer of NuVox and (ii) each person who is known by NuVox to be the beneficial owner of more than five percent of any class of NuVox's voting securities:

Name	Number of securities underlying unexercised Options		Value of unexercised in-the-money Options	
	Exercisable	Unexercisable	Exercisable	Unexercisable
David L. Solomon	22,069	11,431	—	—
Charles S. Houser	20,470	2,111	—	—
G. Michael Cassity	17,253	8,542	—	—
John P. Denneen	7,031	4,269	—	—
Marguerite A. Forrest	3,209	2,291	—	—
Paul A. Pitts	4,265	2,308	—	—
Josephine Young	1,771	1,979	—	—
Directors and executive officers, as a group (7 persons)	76,068	32,931	—	—

THE PLAN AND THE SARs

The 2002 Stock Incentive Plan

The Board of Directors unanimously approved and adopted the 2002 Stock Incentive Plan on December 3, 2002, and the adoption of the Plan was approved effective December 31, 2002 by written consent of the holders of NuVox's outstanding common and preferred stock representing more than ninety five percent of the combined voting power of such securities voting together as a single class on an as-converted basis. The Plan is administered by the Compensation Committee of our Board of Directors, consisting of not less than two non-employee directors, which has the power to grant a variety of interests in the Plan to employees, non-employee directors, advisors and consultants of NuVox. The Plan will remain in effect for ten years following the adoption of the Plan, unless earlier terminated by the Committee.

The types of interests the Committee may grant are: (i) stock options, which may be incentive stock options intended to satisfy the requirements applicable to an "incentive stock option" described in Section 422(b) of the Internal Revenue Code of 1986, as amended, or non-qualified options which are not intended to qualify with such requirements; (ii) stock appreciation rights; (iii) restricted stock; (iv) restricted stock units; (v) performance stock; (vi) performance stock units; (vii) the right to participate in a stock purchase program; (viii) merit awards; or (ix) phantom stock awards. The Committee has the authority to determine which employees, non-employee directors, advisors and consultants are eligible to receive interests under the Plan.

The Plan also vests in the Committee the authority to determine, subject to the provisions of the Plan, the specific terms and conditions of the interests. Each person that receives interests under the Plan must sign an agreement which describes the specific terms and conditions of the interests being granted.

The SARs

In connection with this offer, the Committee has determined that the interests in the Plan to be granted as awards to Option holders electing to participate in this offer shall be stock appreciation rights or SARs. The number of shares of common stock in respect of which SARs will be granted in exchange for outstanding Options will equal the number of shares of common stock subject to such outstanding Options.

Pursuant to the terms of the Plan and the Stock Appreciation Rights Agreement to be executed between NuVox and each Option holder electing to exchange his or her Options for SARs, upon a "liquidity event" the eligible holders of SARs will receive a payment in cash, shares of common stock and/or other securities, or a combination of cash and shares of common stock and/or other securities, as determined by the Committee at or prior to the time of payment in its sole discretion. Any of the following events constitutes a liquidity event:

- a change in control of NuVox;

- an initial underwritten public offering of NuVox's common stock pursuant to a registration statement filed with and declared effective by the SEC pursuant to the Securities Act; or

- a dissolution of NuVox.

A "change in control" of NuVox means:

- a person becomes the beneficial owner, directly or indirectly, of securities representing more than 50% of the combined voting power of NuVox's outstanding voting securities;

- a change in the composition of more than a majority of the Board of Directors during any consecutive three year period following the effective date of the Plan;

- a merger or consolidation of NuVox in which the voting securities of NuVox outstanding immediately prior thereto do not continue to represent more than 50% of the combined voting power of the securities of the surviving entity;

- a complete liquidation of NuVox;

- the sale of all or substantially all of NuVox's stock or assets; or

- any other event determined by a vote of at least two-thirds of the Board of Directors to constitute a change in control.

Upon the occurrence of a "liquidity event," eligible holders of SARs shall be entitled to receive payment in cash, shares of common stock or other securities, or a combination of cash and shares of common stock and/or other securities, in an amount determined by multiplying the number of shares with respect to which the SARs were granted by the increase, if any, in the fair market value of NuVox common stock at the time of such "liquidity event" over the initial grant price of the SARs, which is $1.14 per share (subject to adjustment for any stock dividends, combinations, splits or recapitalizations).

SARs will fully vest on the 60th day after the date of grant. For a SAR to vest, the holder must be an employee of NuVox on the date of grant and must remain employed by NuVox until the 60th day after the date of grant. Upon the occurrence of a "liquidity event," a holder of a vested SAR who is employed by NuVox at that time will receive the payment provided for in his or her SAR. If a holder's employment with NuVox is terminated prior to a "liquidity event" on account of death, disability, retirement, involuntary termination without cause, or voluntary termination with good reason, such holder will remain eligible to receive the payment provided for in his or her SAR upon the occurrence of a "liquidity event." A holder whose employment with NuVox is involuntarily terminated for cause or who voluntarily terminates his or her employment with NuVox without good reason prior to a "liquidity event" forfeits all rights under his or her SARs.

In the event of a corporate transaction or event which affects the common stock of NuVox, the Committee will make any adjustments to the terms of the SARs determined to be necessary to prevent dilution or enlargement of rights under the SARs. NuVox may, at its option, withhold from any payments under the SARs the amount of any tax liability attributable to any payment under the SARs. SARs may not be transferred, except in the event of the death or mental incapacity of the holder of SARs.

The Stock Appreciation Rights Agreement which accompanies this Offer to Exchange sets forth the specific terms of the SARs which will be granted to you if you elect to exchange your Options for SARs pursuant to this offer.

THE OFFER

1. Terms of the Offer; Expiration Date

Upon the terms and subject to the conditions of this Offer to Exchange, we will accept for exchange all outstanding and unexercised Options that are properly and timely tendered for exchange and not validly withdrawn in accordance with Section 4 below. If your Options are properly tendered and accepted for exchange, you will be entitled to receive SARs in an amount equal to the number of shares subject to your outstanding Options (as adjusted for the 1-for-100 reverse split of our common stock effected as part of our Plan of Recapitalization on July 9, 2002).

The SARs will be issued pursuant to the terms of our 2002 Stock Incentive Plan and a Stock Appreciation Rights Agreement between you and us. A copy of your Stock Appreciation Rights Agreement is included with this offer. Together with the Transmittal Letter, you will be required to submit an executed signature page to your Stock Appreciation Rights Agreement, pursuant to which you will consent to the terms thereof.

Any current Option holder is eligible to participate in this offer, but the SARs will not have any value to holders who are not employees of NuVox at the date of grant of the SARs.

If you wish to participate in this offer, you must elect to exchange all of the outstanding and unexercised Options you hold.

The term "expiration date" means 5:00 p.m., Central Standard Time, on February 13, 2003, unless and until we, in our discretion, have extended the period of time during which you may elect to participate in this offer, in which event the term "expiration date" refers to the latest time and date on which your right to participate, as so extended, expires. See "Extension of the Offer; Termination; Amendment" below for a description of our rights to extend the expiration date.

We will notify you of any extension of the period of time in which you may elect to participate in this offer, and we will keep this offer open for a period of not less than ten business days after the date of such notice, if we increase or decrease:

- the amount of consideration offered for the Options; or

- the number of Options eligible to be elected for exchange in this offer.

For purposes of this offer, a "business day" means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Central Standard Time.

2. Extension of the Offer; Termination; Amendment

We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 11 of this Offer to Exchange has occurred or is deemed by us to have occurred, to extend the expiration date and thereby delay the acceptance for exchange of any Options by giving oral, written or electronic notice of such extension to the Option holders.

We also expressly reserve the right, in our sole discretion, on or prior to the expiration date, to terminate or amend this offer and to postpone our acceptance and cancellation of any Options elected for exchange upon the occurrence of any of the conditions specified in Section 11 of this Offer to Exchange, by giving oral, written or electronic notice of such termination or postponement to the Option holders. We will return the Options elected for exchange promptly after any such termination or withdrawal of this offer.

Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 11 of this Offer to Exchange has occurred or is deemed by us to have occurred, to amend this offer in any respect.

Amendments to this offer may be made at any time and from time to time. In the case of an extension, the amendment must be issued no later than 9:00 a.m., on the next business day after the last previously scheduled or announced expiration date. Any amendment of this offer will be disseminated promptly to the Option holders in a manner reasonably designated to inform the Option holders of such change. Without limiting the manner in which we may choose to disseminate any amendment of this offer, except as required by law, we have no obligation to publish, advertise or otherwise communicate any such dissemination.

If we materially change the terms of this offer or the information concerning this offer, or if we waive a material condition of this offer, we will extend the expiration date to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. These rules require that the minimum period during which an Offer must remain open following material changes in the terms of this offer or information concerning this offer, other than a change in price or

16

a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information. We will notify you of such change, and we will keep this offer open for a period of no less than ten business days after the date of such notice if we increase or decrease:

- the amount of consideration offered for the Options; or

- the number of Options eligible to be elected for exchange in this offer.

3. Procedure for Tendering Options

Valid Tender. To elect to participate in this offer, you must complete and sign the Letter of Transmittal and you must sign the signature page to your Stock Appreciation Rights Agreement before the expiration date, and deliver both documents and any other required documents to NuVox, Inc., Attention: Shareholder Relations, 16090 Swingley Ridge Road, Suite 500, Chesterfield, Missouri 63017, or by fax to (636) 757-0000, or generally by any other desired and lawful means, including by electronic transmission to ShareholderRelations@NuVox.com. The Letter of Transmittal and signature page to your Stock Appreciation Rights Agreement may be found at end of this document. These documents must be received by us no later than 5:00 p.m., Central Standard Time, on February 13, 2003, unless this offer is extended. Please allow sufficient time to ensure that we receive these documents by the deadline of 5:00 p.m., Central Standard Time, on February 13, 2003.

If you do not submit or deliver your Letter of Transmittal and signature page to your Stock Appreciation Rights Agreement by the deadline, then you will not participate in this offer, and all Options you currently hold will remain unchanged at their original exercise prices and terms. By submitting the Letter of Transmittal and the signed signature page to your Stock Appreciation Rights Agreement, you are agreeing, subject to the terms and conditions of this Offer to Exchange, the Letter of Transmittal and your Stock Appreciation Rights Agreement, to tender all of the eligible Options you hold in exchange for SARs. The method of delivery of all documents, including the Letter of Transmittal, the signature page to the Stock Appreciation Rights Agreement and any other required documents, is at the election and risk of the electing Option holder. You should allow sufficient time to ensure timely delivery.

Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our discretion, all questions as to form of documents and the validity, eligibility, including time of receipt, and acceptance of any election to participate in this offer. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all elections to participate in this offer that we determine are not in appropriate form, were not received on a timely basis or that we determine are unlawful to accept. Otherwise, we will accept properly and timely elected Options that are not validly withdrawn. We also reserve the right to waive any of the conditions of this offer or any defect or irregularity in any election with respect to any particular Options or any particular Option holder. No election to participate in this offer will be valid until all defects or irregularities have been cured by the electing Option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections, nor will anyone incur any liability for giving or failing to give any such notice.

Our Acceptance Constitutes an Agreement. Your election to participate in this offer pursuant to the procedures described above constitutes your acceptance of the terms and conditions of this offer. Our acceptance for cancellation of the Options elected for exchange by you pursuant to this offer will constitute a binding agreement between you and us upon the terms and subject to the conditions of this offer. Following acceptance for exchange and cancellation of your Options, NuVox will send you a fully executed copy of your Stock Appreciation Rights Agreement.

Subject to our rights to extend, terminate and amend this offer, we currently expect that we will accept promptly after the expiration date all properly tendered Options that have not been validly withdrawn.

4. Withdrawal Rights

You may withdraw the Options you have elected to exchange only if you comply with the provisions of this Section 4.

You have the right to withdraw the Options you have elected to exchange at any time before 5:00 p.m., Central Standard Time, on February 13, 2003. If we extend the time during which you may elect to participate in this offer, you have the right to withdraw your Options at any time until the extended period expires. In addition, you will also have the right to withdraw the Options you have elected to exchange after the expiration of forty business days from the commencement of this offer unless we have accepted your Options by that time. The fortieth business day from the commencement of this offer is March 13, 2003.

To withdraw Options, you must deliver a signed written Notice of Withdrawal with the required information included, while you still have the right to withdraw Options you have elected to exchange pursuant to this offer. The Notice of Withdrawal must be delivered to NuVox, Inc., Attention: Shareholder Relations, 16090 Swingley Ridge

Road, Suite 500, Chesterfield, Missouri 63017, or by fax to (636) 757-0000, or generally by any other desired and lawful means, including by electronic transmission to ShareholderRelations@NuVox.com. Delivery will be at your expense. Please allow sufficient time to ensure that we receive your written Notice of Withdrawal by the deadline of 5:00 p.m., Central Standard Time, on February 13, 2003. A form of the Notice of Withdrawal accompanies this Offer to Exchange. Any Option holder who has elected to participate in this offer and who subsequently elects to withdraw his or her Options from this offer must timely deliver a signed Notice of Withdrawal to the Shareholder Relations Department as noted above.

You may not rescind any withdrawal, and any Options you withdraw will thereafter be deemed not properly submitted for participation in this offer, unless you properly resubmit those Options before the expiration date by following the procedures described in Section 3 of this Offer to Exchange.

Neither NuVox nor any other person is obligated to give notice of any defects or irregularities in any Notice of Withdrawal, nor will anyone incur any liability for giving or failing to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of Notices of Withdrawal. Our determination of these matters will be final and binding on all parties.

5. Acceptance of Options for Exchange and Issuance of Stock Appreciation Rights

Upon the terms and subject to the conditions of this Offer to Exchange and promptly following the expiration date, we will accept for exchange and cancel all Options properly tendered for exchange and not validly withdrawn on or before the expiration date. If your Options are properly tendered for exchange on or prior to February 13, 2003 and accepted for exchange, you will be granted an equal number of SARs. If we extend the date by which we must accept and cancel Options properly tendered for exchange, you will be granted an equal number of SARs promptly after the extended date.

For purposes of this offer, we will accept for exchange Options that are validly tendered for exchange and not properly withdrawn.

6. Certain U.S. Federal Income Tax Consequences

You should not have any federal income tax liability as a result of the exchange of your Options for SARs pursuant to this offer. If you receive payment upon the occurrence of a liquidity event, you will recognize ordinary income equal to the amount of the payment received. Your payment may be subject to applicable withholding for taxes by NuVox.

7. Price Range of Common Stock underlying the Options; Dividends

No trading market exists for the Options and SARs that are subject to this offer or for the shares of common stock that underlie the Options and SARs.

NuVox has never paid any dividends on the shares of common stock that underlie the Options and SARs. NuVox's amended and restated credit facility contains a restrictive covenant that effectively prohibits NuVox from paying any cash dividends on its common and preferred stock for the foreseeable future.

8. Effects of the Offer on the Options; Exchange Act Reporting Requirements and Exchange Act Registration

Options. If you do not tender your Options, this offer will not affect the terms of your Options. Your Options will continue to be outstanding and will continue to be governed by their same terms.

Exchange Act Reporting Requirements. Following the completion of this offer, assuming this offer reduces the number of Option holders to less than 300, NuVox intends to file a Form 15 under the Exchange Act. Upon filing of the Form 15, as long as NuVox has filed all required reports under the Exchange Act, its reporting obligations will be immediately suspended under Section 15(d), as provided in Exchange Act Rule 12h-3.

Exchange Act Registration. If the number of Option holders falls below 500, NuVox will not be required to register the Options under the Exchange Act. As a result, NuVox will not be subject to the proxy rules, nor the reporting and short-swing profits restrictions under Section 16 of the Exchange Act.

9. Certain Information Concerning NuVox

General. NuVox, Inc. is a rapidly growing, facilities-based, integrated communications provider. We position ourselves as the integrated communications provider of choice, delivering superior broadband services and customer care in 30 markets in 13 contiguous midwestern and southeastern states. We offer a wide array of broadband products and services primarily to small and medium-sized businesses in second and third tier markets. We compete with incumbent telephone companies and other providers by providing high quality, integrated voice and data services, excellent service and prices below those charged by the incumbent telephone companies.

The principal elements of our business strategy include targeting end users with a wide range of innovative products and services that provide comprehensive business solutions for all of their communications requirements; focusing primarily on small to medium-sized businesses in second and third tier markets; providing superior customer service through local sales forces and customer support personnel; deploying data-centric network platforms in a capital efficient manner; leveraging our experienced management team; and pursuing acquisitions and strategic alliances to expand and complement our business. We have been providing these products and services since we commenced commercial operations in June 1999. The address of the principal executive office of NuVox is 16090 Swingley Ridge Road, Suite 500, Chesterfield, Missouri 63017 and its telephone number is (636) 537-5700.

The name, business address, citizenship, present principal occupation or employment and five-year employment history of each of our executive officers and directors are set forth in Schedule A of this Offer to Exchange.

Available Information. NuVox is currently subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning NuVox's directors and officers, their remuneration, stock options and other matters, the principal holders of NuVox's securities and any material interest of such persons in transactions with NuVox is required to be disclosed in certain reports filed by NuVox with the SEC. Agreements with our executive officers, directors, controlling persons or subsidiaries are described or filed in our filings with the SEC, including our quarterly and annual reports. Such reports and other information should be available for inspection at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information should be obtainable, by mail, on payment of the SEC's customary charges, by writing to the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a Web site on the Internet at *http://www.sec.gov* that contains reports and other information regarding registrants that file electronically with the SEC. You may request copies of our filings at no cost by e-mail to *ShareholderRelations@NuVox.com* or by fax to (636) 757-0000.

Financial Information. Our audited consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 ("Annual Report") and our unaudited consolidated financial statements contained in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 ("Quarterly Report") filed with the SEC under the Exchange Act are incorporated herein by reference.

The following selected consolidated historical financial data of NuVox has been derived from the historical financial statements of NuVox. The following data should be read in conjunction with the historical consolidated financial statements of NuVox and the related notes which can be found in the Annual Report and the Quarterly Report.

Diluted loss per share has been computed using the weighted average number of shares of common stock and common stock options and warrants outstanding. The weighted average number of shares was based on common stock, common stock options and warrants and preferred stock outstanding in periods when such common stock options and warrants and preferred stock are not antidilutive.

Included in "Other Financial Data" in the NuVox historical financial data below are adjusted EBITDA amounts. EBITDA consists of earnings (loss) before net interest, income taxes, depreciation and amortization, and amounts reported as adjusted EBITDA have been adjusted to exclude the cumulative effect of change in accounting principles, goodwill impairment, restructuring charge, gain on cancellation of debt, unrealized loss on derivative instrument, equity in loss of affiliate, stock-based compensation expense, minority interest and extraordinary item. Management believes EBITDA is a measure commonly used in the telecommunications industry in assessing companies' operating performance, leverage and ability to incur and service debt. Adjusted EBITDA is presented to enhance an understanding of our operating results and is not intended to represent cash flow or results of operations in accordance with accounting principles generally accepted in the United States of America. NuVox's senior secured credit facility contains covenants based on EBITDA that require us to maintain interest coverage and leverage ratios. EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States of America and should not be considered an alternative to earnings (loss) from operations and net income (loss) as a measure of performance or an alternative to cash flow as a measure of liquidity. Neither EBITDA nor adjusted EBITDA is necessarily comparable to similarly titled measures of other companies. Each is thus susceptible to varying calculations.

NUVOX CONSOLIDATED HISTORICAL FINANCIAL DATA

	Years ended December 31,		Nine Months Ended September 30,	
	2001	2000	2002	2001
	(in thousands, except share and per share data)			
Consolidated Statement of Operations Data:				
Revenue	$ 83,016	$ 14,132	$ 99,713	$ 56,912
Costs and expenses:				
Cost of communications services	64,849	11,855	56,972	46,344
Selling, general and administrative	101,878	51,667	74,258	76,328
Stock-based compensation expense	2,814	430	798	1,935
Depreciation and amortization	66,198	18,041	50,487	47,195
Goodwill impairment charge	—	—	45,960	—
Restructuring charge	—	1,560	33,290	—
Total costs and expenses	235,739	83,553	261,765	171,802
Loss from operations	(152,723)	(69,421)	(162,052)	(114,890)
Other income (expense):				
Interest income	1,838	4,197	209	1,630
Interest expense	(13,275)	(4,593)	(10,284)	(9,313)
Unrealized loss on derivative instrument	(5,658)	—	(1,727)	(7,208)
Loss on investments	(5,013)	—	—	(5,013)
Gain on cancellation of debt	—	—	119,630	—
Equity in loss of affiliate	(279)	(686)	—	(279)
Total other income (expense)	(22,387)	(1,082)	107,828	(20,183)
Net loss before minority interests and cumulative effect of change in accounting principle	(175,110)	(70,503)	(54,224)	(135,073)
Minority interest	271	194	317	194
Extraordinary item related to early extinguishment of debt	—	(2,417)	—	—
Net loss before cumulative effect of change in accounting principle	(174,839)	(72,726)	(53,907)	(134,879)
Cumulative effect of change in accounting principle	(2,470)	—	(180,000)	(2,470)
Net loss	$ (177,309)	$ (72,726)	$ (233,907)	$ (137,349)
Net loss per share, diluted:				
Net loss before extraordinary item and cumulative effect of change in accounting principles	(939.61)	(864.60)	(32.86)	(684.69)
Extraordinary item	—	(29.72)	—	64.09
Cumulative effect of change in accounting principles	(13.27)	—	(109.71)	(12.54)
Net loss per share	$ (952.88)	$ (894.32)	$ (142.56)	$ (633.14)
Weighted average common shares outstanding	186,077	81,320	1,640,723	196,994
Other Financial Data:				
Capital expenditures	$ 86,844	$ 93,727	$ 20,731	$ 75,519
Adjusted EBITDA	(83,711)	(49,390)	31,517	65,760
Cash flows from operating activities	(118,146)	(61,161)	(59,102)	(96,715)
Cash flows from investing activities	(89,238)	(107,349)	(24,775)	(77,913)
Cash flows from financing activities	148,339	211,448	80,583	136,436

	As of December 31,		As of September 30,	
	2001	2000	2002	2001
Consolidated Balance Sheet Data:				
Cash and cash equivalents	$ 46,973	$ 106,018	$ 43,679	$ 67,826
Property and equipment, net	256,167	252,479	205,731	259,435
Total assets	568,436	602,598	288,429	587,764
Long-term debt	163,898	98,261	53,299	148,913
Stockholders' equity	350,710	438,647	116,971	389,030
Book value per share	$ 2,823.02	$ 2,250.12	$ 22.40	$ 1,953.40

10. Terms of Stock Appreciation Rights

This offer is not conditioned on any financing arrangements.

We will issue the SARs in exchange for the Options properly submitted and accepted for exchange by us. The number of SARs to be granted to each Option holder will be equal to the number of shares subject to the cancelled Options (as adjusted for the 1-for-100 reverse split of our common stock effected as part of our Plan of Recapitalization on July 9, 2002).

The SARs will be issued under our 2002 Stock Incentive Plan. We will issue a Stock Appreciation Rights Agreement to each Option holder who receives SARs. For a SAR to vest, the holder must be an employee of NuVox on the date of grant and must remain employed by NuVox until the 60th day after the date of grant. Upon the occurrence of a "liquidity event" a holder of a vested SAR will receive the payment provided in his or her SAR unless such holder is involuntarily terminated for cause or voluntarily terminates his or her employment with NuVox without good reason prior to a "liquidity event." Upon the occurrence of a "liquidity event," eligible holders of the SARs will be entitled to a payment in cash, shares of common stock and/or other securities, or a combination of cash and shares of common stock and/or other securities, in an amount determined by multiplying the number of shares of common stock with respect to which SARs were granted by the increase, if any, in the fair market value of NuVox common stock at the time of the "liquidity event" over the initial grant price of the SARs, which is $1.14 per share (subject to adjustment for any stock dividends, combinations, splits or recapitalizations). The terms of the SARs are more fully explained above under "The Plan and the SARs" beginning on page 14.

The SARs will not be eligible for trading on an automated quotations system operated by a national securities association.

The statements in this Offer to Exchange concerning the Plan, the prior plans and the SARs are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, all provisions of the Plan and the Stock Appreciation Rights Agreement, the prior plans and the forms of option agreements under the prior plans.

You may request copies of the Plan and the Stock Appreciation Rights Agreement, the prior plans, offering circulars and forms of option agreements under the prior plans from our Shareholder Relations Department at the address set forth at the end of this Offer to Exchange.

11. Conditions to the Offer

Notwithstanding any other provision of this offer, we will not be required to accept any Options submitted to us for cancellation and exchange, and we may terminate or amend this offer, or postpone our acceptance and cancellation of any Options submitted to us for cancellation and exchange, in each case, subject to certain limitations, if at any time on or after January 14, 2003 and prior to the expiration of this offer, any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case, including any action or omission to act by us, we have determined prior to the expiration of this offer that the occurrence of such event or events makes it inadvisable for us to proceed with this offer or to accept and cancel Options submitted to us for exchange:

(i) any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, is threatened, instituted or pending before any court, authority, agency or tribunal that directly or indirectly challenges this offer, the acquisition of some or all of the Options submitted to us for exchange pursuant to this offer, the issuance of the SARs, or otherwise relates in any manner to this offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of NuVox or any of our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the benefits that we believe we will receive from this offer;

(ii) any action is threatened, pending or taken, or any approval is withheld, or any statute, rule, regulation, judgment, order or injunction is threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to apply to this offer or NuVox or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

- make it illegal for us to accept some or all of the Options for exchange and cancellation or to issue the SARs for some or all of the Options submitted to us for cancellation and exchange or otherwise restrict or prohibit completion of this offer or otherwise relates in any manner to this offer;

- delay or restrict our ability, or render us unable, to accept for exchange, or issue SARs for, some or all of the Options elected for exchange;

- materially impair the benefits that we believe we will receive from this offer; or

- in our reasonable judgment, materially and adversely affect the business, condition (financial or other), income, operations or prospects of NuVox or any of our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries;

(iii) there has occurred:

- the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

- the commencement or escalation of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

- any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;

- any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, condition (financial or other), income, operations or prospects of NuVox or any of our subsidiaries or that, in our reasonable judgment, makes it inadvisable to proceed with this offer; or

- in the case of any of the foregoing existing at the time of the commencement of this offer, a material acceleration or worsening thereof;

(iv) there has occurred any change in generally accepted accounting standards that could or would require us for financial reporting purposes to record compensation expense against our earnings in connection with this offer; or

(v) any change or changes occur in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of NuVox or any of our subsidiaries that, in our reasonable judgment, is or may be material in the context of this offer.

The foregoing conditions to this offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them on or prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time on or prior to the expiration date, in our discretion, whether or not we waive any other condition to this offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this section will be final and binding upon all persons.

12. Certain Legal Matters; Regulatory Approvals

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of Options and issuance of the SARs as contemplated by this offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or cancellation of the Options and issuance of the SARs as contemplated herein. Should any such approval or other action be required, we contemplate that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of Options for exchange pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under this offer to accept Options tendered for exchange is subject to certain conditions, including the conditions described in Section 11 of this Offer to Exchange.

To the knowledge of the Company, no legal proceedings relating to this offer are pending.

13. *Status of Options Acquired by NuVox in the Offer; Accounting Consequences of the Offer*

All Options we accept pursuant to this offer will be cancelled. The shares of NuVox common stock reserved for issuance on exercise of those Options will become available for issuance for other purposes.

The cancellation of the Options and the issuance of the SARs will have no immediate accounting effect for NuVox, since the exercise prices under the Options are in excess of the current fair market value of the shares subject to the Options, and since the initial grant price of the SARs is considered to be not less than the current fair market value of the underlying shares. To the extent that the fair market value of the common stock increases, NuVox will recognize compensation expense equal to the amount of such increase per share multiplied by the number of outstanding SARs.

14. *Fees and Expenses*

We will not pay any fees or commissions to any broker, dealer or other person for soliciting elections to exchange Options pursuant to this offer.

Certain of our directors or executive officers may, from time to time, contact Option holders to provide them with information regarding this offer. These directors and executive officers will not make any recommendation to any Option holder as to whether to tender their Options and will not solicit the tender of any Options. We will not compensate any director or executive officer for these services.

Fees and expenses to be incurred and paid by us in connection with this offer, are estimated as follows (assuming the exchange of 100% of the Options):

Legal Fees..	$60,000
Filing Fees	$ 0.53
Miscellaneous	$999.47
Total	$61,000

15. *Miscellaneous*

This offer is not being made to, nor will tenders be accepted from or on behalf of, Option holders in any jurisdiction in which the making of this offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our discretion, take such action as we may deem necessary to make this offer in any such jurisdiction and extend this offer to Option holders in such jurisdiction.

No person has been authorized to give any information or make any representation on our behalf not contained in this Offer to Exchange, the Stock Appreciation Rights Agreement or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Pursuant to Rule 13e-4 promulgated under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO which contains additional information, including information required by Rule 13e-3 under the Exchange Act, with respect to this offer. The Schedule TO, including the exhibits and any amendments and supplements to that document, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in "The Offer – 9. Certain Information Concerning NuVox" or by request to our Shareholder Relations Department at the address set forth at the end of this Offer to Exchange.

SCHEDULE A – DIRECTORS AND EXECUTIVE OFFICERS OF NUVOX

The following is a list of the directors and executive officers of NuVox, Inc., and for each, a description of the following: (i) current principal occupation or employment and the name, principal business and address of any corporation or organization in which the employment or occupation is conducted; and (ii) material occupations, positions, offices or employment during the past five years, giving the starting and ending dates of each and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on.

None of the following persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and none of the following persons has during the past five years been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the persons listed below is a citizen of the United States of America. Unless otherwise noted below, the business address of each of the following persons is 16090 Swingley Ridge Road, Suite 500, Chesterfield, Missouri 63017.

Executive Officers

David L. Solomon, chief executive officer, chairman and a director of NuVox, is an experienced telecommunications entrepreneur. He served as executive vice president and chief financial officer of Brooks Fiber Properties, Inc. from 1994 until its acquisition by WorldCom, Inc. in 1998. During this period, he played a major role in its capital raising and growth activities, raising more than $1.5 billion of debt and equity and completing numerous acquisitions. Prior to joining NuVox in December 1999, Mr. Solomon served as an advisor to Diveo Broadband Networks, Inc., a competitive telecommunications provider with operations throughout South America, and he also serves as a director of that company. Mr. Solomon is also an investment director and founder of Meritage Private Equity Fund, L.P., a private investment fund specializing in communications network and services companies. Prior to joining Brooks Fiber, he was a partner of KPMG LLP, where he gained more than 13 years' public company accounting and financial experience. He is a member of the American Institute and Tennessee Society of CPAs.

G. Michael Cassity, president and chief operating officer and a director of NuVox, since the TriVergent merger, became TriVergent's president and chief operating officer and a director in March 2000. He has more than 29 years of leadership experience in the telecommunications industry. Prior to joining TriVergent, Mr. Cassity served as vice president and chief procurement officer of BellSouth Corporation, vice president of network operations for BellSouth's northern states, vice president of BellSouth's strategic management unit and vice president of organization planning and development. Prior to becoming an officer at BellSouth, Mr. Cassity served in numerous positions including network operations, human resources, strategic planning, financial management, corporate and community affairs and regulatory vice president for Tennessee.

John P. Denneen, executive vice president – corporate development and legal affairs since August 1999, and secretary of NuVox since November 1998, has more than 36 years of experience in U.S. and international corporate and business law with particular emphasis on securities transactions, mergers and acquisitions, corporate finance and joint ventures. Prior to joining NuVox, Mr. Denneen was a senior partner of Bryan Cave LLP, a leading international law firm, for over 12 years, where he headed the legal teams that assisted Brooks Fiber in issuing more than $1.5 billion of debt and equity securities and completing numerous acquisitions, concluding with its $3 billion merger with WorldCom. While at Bryan Cave LLP, Mr. Denneen also represented several other competitive telecommunications providers in connection with their capital raising activities.

Ronald D. Webster, executive vice president and chief financial officer since August 2002, has an extensive background in telecommunications industry financial operations. Most recently, Mr. Webster served as Executive Vice President and CFO of o2wireless Solutions, a wireless network infrastructure services provider. Prior to o2wireless, he served as CFO and in other senior leadership positions at RCN Corporation, 21st Century Telecom Group, and Telephone and Data Systems. Mr. Webster has extensive leadership experience in developing, financing, and operating high-growth telecommunications companies.

Christopher J. Benyo, senior vice president – sales and marketing, since September 2002, has more than 20 years of sales and marketing leadership. Most recently, he served as Senior Vice President of PurchasePro, Inc., a business-to-business software company based in Las Vegas. At PurchasePro, Mr. Benyo led the domestic and international sales teams in addition to the marketing, advertising, professional services, investor relations, and customer support efforts of the company. Prior to PurchasePro, Benyo held senior management positions at BellSouth Corporation and Cable and Wireless, Inc. His career includes additional leadership experiences across a variety of other industries. Mr. Benyo is a graduate of the University of Florida.

Marguerite A. Forrest, senior vice president – human resources and administration and assistant secretary of NuVox since its founding in August 1998, brings more than 20 years of professional management, operational and technical experience in the communications industry. Prior to joining NuVox in June 1998, Ms. Forrest served as vice president and assistant secretary for Brooks Fiber. She was a member of the start-up management team since that corporation was founded in 1993, charged with the responsibilities for human resources, corporate administration and shareholder communication. Previous management and technical experience included responsibility for drafting and system design activities for Cencom Cable Associates, Group W Cablevision and Telcom Engineering, Inc.

Paul A. Pitts, senior vice president – operations, planning and engineering, joined NuVox at the time of the TriVergent merger. Before joining TriVergent in May 2000, Mr. Pitts was employed at South Central Bell, Bellcore, and BellSouth. From 1999 to 2000 he was General Manager of Network Operations for BellSouth in Upstate South Carolina. He managed a variety of functions, including installation, provisioning, maintenance, construction, Central Office operations, and engineering. Mr. Pitts also served BellSouth as Regional Director of Network Systems Support, overseeing network operating system platforms, performance contracts, and software security, and as Regional Director of Network Reliability and Systems Support, supporting the Network Reliability Centers and supervising the Regional Emergency Control Center and Disaster Recovery Operations.

Josephine Young, senior vice president – chief information officer, joined NuVox in May 2001. She has more than 20 years of leadership, project management, and quality and process improvement experience in information technology and software management. She has worked in the telecommunications, medical, financial, and aerospace industries. Ms. Young came to NuVox from Digital Access, Inc. where she was Senior Vice President/CIO. She also has held leadership positions with XO Communications, FHP Healthcare, and Southern Pacific Telecommunications. In her career, Ms. Young had successfully led many high profile, business-critical projects by building teams, creating internal partnerships, and guiding professionals in setting and achieving goals.

Non-Management Directors

James B. Fleming, Jr., a director of NuVox since December 2002, is a partner of Columbia Capital. Prior to joining Columbia Capital in 1994, he served as president of Prime Cellular, an entity involved in the operation of rural cellular markets. He is a director of Global Metro Networks, Mobile Satellite Ventures, Relera, and Western Integrated Networks and is actively involved with MindSHIFT Technologies, Netifice Communications, Neoworld, and XM Satellite Radio. His business address is Columbia Capital 201 North Union Street Suite 300, Alexandria, Virginia 22314.

Robert R. Gheewalla, a director of NuVox since December 2001, is a managing director of Goldman, Sachs & Co. responsible for its telecommunications private equity investments. He joined Goldman, Sachs & Co. in 1989 and became vice president in 1998 and a managing director in 2000. He is a director of Clearwire Holdings, Inc., Diveo Broadband Networks, Inc., GT Group Telecom Inc., IPC Acquisition Corp., New Edge Networks, Inc., and North American RailNet, Inc. His business address is Goldman Sachs & Co., 85 Broad Street, 10th Floor, New York, New York 10004.

Charles S. Houser, vice chairman of NuVox and a director since November 2000, was a co-founder and chairman of the board of directors and chief executive officer of TriVergent and has more than 20 years of experience in the telecommunications industry as an investor and a senior manager. In 1996 and 1997, Mr. Houser was a principal and co-founder of Seruus Ventures, LLC and Seruus Telecom Fund LP, both venture capital firms specializing in telecommunications companies. From 1989 to 1996, Mr. Houser was chairman and chief executive officer of Corporate Telemanagement Group, Inc., a long distance company that merged with LCI International Inc. in 1995. From 1987 to 1989, Mr. Houser was president of The Consilium Group, Inc., a venture capital firm. From 1983 to 1987, he was president and in 1986 became chief executive officer of Tel/Man, Inc., a long distance company that merged with SouthernNet, Inc., where he also served as chief operating officer. Mr. Houser serves on the board of directors of Seruus Ventures, LLC; Seruus Telecom Fund, L.P.; Teleco, Inc., a national telecommunications equipment distributor and manufacturer; iBasis, Inc., an Internet-based communications carrier; and from 1990 until March 2000, Summit Financial Corporation, a Greenville, South Carolina-based bank holding company. His business address is 101 River Route, 11866 Magnolia Street, Magnolia Springs, Alabama 36555.

Michael R. Hannon, a director of NuVox since May 2000, is a partner of J. P. Morgan Partners, LLC, a global private equity fund with over $30 billion under management. Mr. Hannon has been affiliated with J. P. Morgan Partners and its predecessors since January 1988. His duties at J. P. Morgan Partners include being co-head of its Technology, Media and Telecommunications practice. Mr. Hannon is currently a director of Entercom Communications. His business address is J.P. Morgan Partners, 1221 Avenue of the Americas, 39th Floor, New York, New York 10020-1080.

William Laverack, Jr., a director of NuVox since December 1998, has been managing director of Whitney & Co. since 1993. Previously, Mr. Laverack held senior investment positions for Gleacher & Co., Inc. and Morgan Stanley & Co., Inc. He is a director of several companies including HOB Entertainment, Inc., Knology, Inc., NEUROMetrix, Inc., Aramiska B.V., Grande Communications, Inc. and Aqua-Chem, Inc. His business address is Whitney & Co., 177 Broad Street, 15th Floor, Stamford, Connecticut 06901.

G. Jackson Tankersley, Jr., a director of NuVox since October 2001, is founder and principal of Meritage Private Equity Funds. Prior to founding Meritage in 1998, he served as a general partner for each of the private equity partnerships of The Centennial Funds, a venture capital investing entity he co-founded in 1981. He is a director of Inflow, Ecrix and Masergy, Meritage portfolio companies. His business address is Meritage Private Equity Funds, 1600 Wynkoop, Suite 300, Denver, Colorado 80202.

Jack Tyrrell, a director of NuVox since November 2000, previously had been a director on TriVergent's board since October 1998. Currently a managing partner at Richland Ventures, Mr. Tyrrell has been a founding partner of five venture capital funds since 1985. Mr. Tyrrell has served on the boards of Regal Cinemas, Six Flags, Oxford Health Plans, Medaphis and Regent Communications and currently serves on the boards of several private companies. His business address is Richland Ventures, 200 31st Avenue North, Suite 200, Nashville, Tennessee 37203-1205.

The Letter of Transmittal and any other required documents should be sent or delivered by each Option holder to NuVox at the address, fax number and/or email address below:


NuVox, Inc.
16090 Swingley Ridge Road, Suite 500
Chesterfield, Missouri 63017
Attention: Shareholder Relations
Fax: (636) 757-0000
Email: ShareholderRelations@NuVox.com


LETTER OF TRANSMITTAL

To: NuVox, Inc.
      16090 Swingley Ridge Road, Suite 500
      Chesterfield, Missouri 63017
      Attention: Shareholders Relations
      Facsimile: (636) 757-0000
      E-mail: *ShareholderRelations@NuVox.com*

I have received the Offer to Exchange, dated January 14, 2003, and the related Letter of Transmittal, Notice of Withdrawal and Stock Appreciation Rights Agreement (together, as they may be amended from time to time, constituting the "Offer"), offering to all holders of outstanding options to purchase common stock of NuVox, Inc. (the "Option Holders") the opportunity to exchange their outstanding options (the "Options") for stock appreciation rights which will be granted under the NuVox, Inc. 2002 Stock Incentive Plan (the "SARs").

Upon the terms and conditions of the Offer, I hereby tender for cancellation the Options specified below (the "Cancelled Options"), which constitute all outstanding options granted to me by NuVox, Inc. under NuVox's 1998 Stock Incentive Plan, the NuVox/TriVergent Employee Incentive Plan and/or NuVox's 2001 Stock Incentive Plan:

Number of Shares Covered by Option*		Exercise Price Per Share*

    *   As adjusted to reflect the 1-for-100 reverse split effected as part of the Company's Plan of Recapitalization effective July 9, 2002

Subject to the terms and conditions of the Offer, I will be granted SARs on terms and conditions pursuant to the Stock Appreciation Rights Agreement and the 2002 Stock Incentive Plan. Included with this Letter of Transmittal is my signed Stock Appreciation Rights Agreement Signature Page. By signing the Stock Appreciation Rights Agreement Signature Page, I agree with and consent to the terms and conditions of the Stock Appreciation Rights Agreement.

If I believe any of this information, including any information contained in the table above, is incorrect or have any questions about this Letter of Transmittal or the Stock Appreciation Rights Agreement, I will contact Shareholder Relations at NuVox, Inc. at *ShareholderRelations@NuVox.com*.

See the following additional terms and conditions.

SIGNATURE OF OPTION HOLDER

_____
      Signature of Option Holder or Authorized Signatory

Date: _____,2003

Print Name: _____

Capacity: _____

Additional Terms and Conditions of Letter of Transmittal

1.   *EXPIRATION DATE*. THE OFFER TO EXCHANGE AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., CENTRAL STANDARD TIME, ON FEBRUARY 13, 2003, UNLESS THE OFFER IS EXTENDED BY THE COMPANY.

2.   *Delivery of Letter of Transmittal and Stock Appreciation Rights Agreement Signature Page.* To accept this offer to exchange, a properly completed and signed original of this Letter of Transmittal and of the Stock Appreciation Rights Agreement Signature Page (or a facsimile thereof) must be received by the Company on or before the Expiration Date. Delivery may be by mail to NuVox, Inc., Attention: Shareholders Relations, 16090 Swingley Ridge Road, Suite 500, Chesterfield, Missouri 63017, by fax to (636) 757-0000, or generally by any other desired and lawful means, including electronic transmission to ShareholderRelations@NuVox.com.

THE METHOD BY WHICH YOU DELIVER THE LETTER OF TRANSMITTAL AND THE STOCK APPRECIATION RIGHTS AGREEMENT SIGNATURE PAGE IS AT YOUR OPTION, EXPENSE AND RISK, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE COMPANY.   IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY BY THE EXPIRATION DATE.

If you do not wish to participate in this offer to exchange, you do not need to do anything.

3.   *All or Nothing Tenders.* If you intend to participate in the Offer, you must tender all of the outstanding Options held by you. If you attempt to tender only a portion of your eligible Options, your entire tender will be rejected. The Company will not accept any alternative, conditional or contingent tenders.

4.   *Completion of Letter of Transmittal.* You will receive separately from NuVox a copy of Annex A to your Stock Appreciation Rights Agreement, which will detail the number and exercise prices of the Options held by you. This information will assist you in completing the table in the Letter of Transmittal, which must be completed for your Letter of Transmittal to be valid.

5.   *Signatures on the Letter of Transmittal and the Stock Appreciation Rights Agreement Signature Page.* You must sign this Letter of Transmittal and the Stock Appreciation Rights Agreement Signature Page exactly as your name appears on Annex A to your Stock Appreciation Rights Agreement. If the signature is by a trustee, executor, administrator, attorney-in-fact, or another person acting in a fiduciary or representative capacity, please set forth the signer's full title.

6.   *Withdrawal.* To validly withdraw this Letter of Transmittal and the Stock Appreciation Rights Agreement Signature Page, you must properly submit a Notice of Withdrawal to Shareholder Relations at the address indicated in the following paragraph on or prior to the Expiration Date.

7.   *Requests for Assistance or Additional Copies.* Any questions or requests for assistance or additional copies of any documents relating to the Offer may be directed to:

> NuVox, Inc.
> 16090 Swingley Ridge Road, Suite 500
> Chesterfield, Missouri 63017
> Attention: Shareholder Relations
> Facsimile: (636) 757-0000
> Phone: (636) 537-5700
> E-mail: ShareholderRelations@NuVox.com

8.   *Additional Documents to Read.* You should read the Offer to Exchange, all documents referenced therein, and the Stock Appreciation Rights Agreement before deciding whether to participate in the Offer.

9.   *Irregularities and Binding Determinations.* All questions as to the number of shares subject to Options to be accepted for exchange, and the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Options will be determined by the Company in its sole discretion, which determinations shall be final and binding on all parties. The Company's interpretation of the terms and conditions of the Offer will also be final and binding on all parties. No tender of Options will be deemed to be properly made until all defects and irregularities have been cured or waived by the Company. Neither the Company nor any other person is or will

be obligated to give notice of any defects or irregularities in tenders, and no person will incur any liability for giving or failing to give any such notice.

10. *Participant's Representations and Agreements.* By tendering the Options, I represent and warrant that I have full power and authority to tender such Options and that, when and to the extent the Options are accepted for exchange and cancellation by the Company, such Options will be free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof (other than pursuant to the applicable option agreement with the Company) and such Options will not be subject to any adverse claims. Upon request, I will execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the cancellation and exchange of such Options pursuant to the Offer.

I understand and acknowledge that:

(1) All authority herein conferred or agreed to be conferred in this Letter of Transmittal shall not be affected by, and shall survive, my death or incapacity, and all of my obligations hereunder shall be binding upon my heirs, personal representatives, successors and assigns. This tender is irrevocable other than through the withdrawal procedure mentioned above.

(2) All Options properly tendered on or before the Expiration Date and not properly withdrawn will, if accepted by the Company, be cancelled and exchanged for SARs, upon the terms and subject to the conditions of the Offer including, but not limited to, the conditions described in Section 11 of the accompanying Offer to Exchange.

(3) Once the Company has accepted Options for exchange, the stock option agreements evidencing such Options will be terminated as of the Expiration Date. All SARs will be subject to the terms and conditions of the Stock Appreciation Rights Agreement between the Company and me, the forms of which are included in the accompanying materials, and the related 2002 Stock Incentive Plan.

(4) Under certain circumstances set forth in the Offer to Exchange, the Company may terminate or amend the Offer and/or postpone its acceptance of any Cancelled Options.

(5) If I choose not to participate in the Offer, any outstanding Options granted to me by NuVox under NuVox's 1998 Stock Incentive Plan, the NuVox/TriVergent Employee Incentive Plan and/or NuVox's 2001 Stock Incentive Plan will remain outstanding in accordance with their terms and conditions, including their current exercise price and vesting schedule, and I will not receive any SARs.

(6) The Company has advised me to consult with my own advisors as to the desirability and consequences of participating or not participating in the Offer.

(7) Upon acceptance and cancellation of my Options by the Company pursuant to the Offer, I, on my own behalf and on behalf of my heirs, dependents, executors, administrators and assigns, hereby release and agree to hold harmless NuVox and its successors, assigns, affiliates, representatives, directors, officers and employees with respect to any and all claims and liabilities related to such Options.

(8) Except as set forth below, I have not previously assigned or transferred to any person (other than NuVox) any interest in my Options, and I agree to indemnify NuVox against any claim based on or in connection with any such purported assignment or transfer.

(9) I accept and agree to the terms and conditions of the Offer, including those in this Letter of Transmittal and the accompanying Offer to Exchange, as the same may be amended.

NOTICE OF WITHDRAWAL

If you wish to withdraw your Letter of Transmittal and Stock Appreciation Rights Agreement Signature Page previously submitted to NuVox, Inc. (the "Company"), in connection with the Company's offer to exchange outstanding options to purchase common stock (the "Options") for stock appreciation rights (the "SARs") to be granted under the Company's 2002 Incentive Stock Plan (the "Offer"), you must complete this form, sign it, and deliver it to NuVox, Inc., Attention: Shareholder Relations, 16090 Swingley Ridge Road, Suite 500, Chesterfield, Missouri 63017, by fax to (636) 757-0000, or generally by any other desired and lawful means, including by electronic transmission to ShareholderRelations@NuVox.com, as soon as possible, but in any event, for receipt before 5:00 p.m., Central Standard Time, on February 13, 2003. The method of delivery is at the participant's option, risk and expense. Please allow sufficient time to ensure that the Company receives the Notice of Withdrawal by the deadline of 5:00 p.m., Central Standard Time, on February 13, 2003.

I hereby notify the Company that I withdraw my Letter of Transmittal and Stock Appreciation Rights Agreement Signature Page which I have previously submitted pursuant to the Offer. I understand that, as a result of such withdrawal, I will not receive any SARs, and I will keep my current Option(s), which will continue to be governed by the stock option agreement(s) and stock option plan(s) under which they were granted.

I understand that all questions as to the validity, form, eligibility (including time of receipt) of this Notice of Withdrawal will be determined by the Company in its sole discretion, which determinations shall be final and binding on all parties. The Company's interpretation of the terms and conditions of the Offer will also be final and binding on all parties. No Notice of Withdrawal will be deemed to be properly made until all defects and irregularities have been cured or waived by the Company. Neither the Company nor any other person is or will be obligated to give notice of any defects or irregularities in any Notice of Withdrawal, and no person will incur any liability for giving or failing to give any such notice.

I have completed and signed the following exactly as my name appears on the Annex A to the Stock Appreciation Rights Agreement provided to me by the Company.

Date: _____, 2003

_____
Signature of Option Holder

Name : _____

Tax I.D./Social Security No. _____

Please note that you may again elect to exchange your eligible options only by submitting a new Letter of Transmittal and Stock Appreciation Rights Agreement Signature Page prior to 5:00 p.m., Central Standard Time, on February 13, 2003.

If you have questions, you may contact Shareholder Relations at *ShareholderRelation@NuVox.com.*



January 14, 2003

Dear Option Holder:

Enclosed is an offer approved by our Board of Directors to exchange stock appreciation rights to be issued pursuant to our new 2002 Stock Incentive Plan for your out-of-the-money options issued pursuant to our previous stock plans. If you elect to surrender your outstanding stock options pursuant to this offer, we will grant you stock appreciation rights equal to the number of shares subject to your outstanding options (as adjusted for the 1-for-100 reverse split of our common stock effected as part of our Plan of Recapitalization on July 9, 2002) with a grant price of $1.14 per share. We are mailing you a copy of Annex A to your SAR agreement which lists the number and exercise prices of the options you currently hold.

These stock appreciation rights or SARs will be fully vested upon completion of 60 days of continuous employment following the date of grant. Vested SARs will entitle holders, upon the occurrence of an IPO, change of control or dissolution of NuVox, to receive payment in cash and/or securities in an amount determined by multiplying the number of shares with respect to which their SARs are granted by any increase in the fair market value per share of our common stock at the time of such event over the initial grant price of the SARs. The $1.14 per share grant price of the SARs is substantially lower than the exercise prices of our outstanding options which currently range from $59.00 to $1,356.00 per share.

To accept our offer and receive a grant of SARs in exchange for your outstanding stock options, you must complete, sign and return the enclosed Letter of Transmittal and the signature page of your SAR agreement prior to the expiration of our offer. Our offer is currently scheduled to expire on February 13, 2003. If you do not tender your options, you will not receive SARs in exchange therefor and your options will remain unchanged, with their existing prices and terms.

You should read the enclosed materials carefully in their entirety before making a decision regarding this offer to exchange SARs for your outstanding options. Please e-mail any questions you may have after reading the enclosed materials to *ShareholderRelations@NuVox.com*.

Sincerely,

David L. Solomon
Chairman and CEO

SECURITIES PURCHASE AGREEMENT

among

NUVOX, INC.

and

THE PURCHASERS NAMED HEREIN

Dated as of July 9, 2002

SERIES A CONVERTIBLE PREFERRED STOCK

at $1.50 Per Share

TABLE OF CONTENTS

LIST OF EXHIBITS

SECURITIES PURCHASE AGREEMENT

NuVox, Inc.
16090 Swingley Ridge Road, Suite 500
Chesterfield, Missouri 63017

As of July 9, 2002

The Purchasers Named
  on Exhibit A Hereto

Ladies and Gentlemen:

The undersigned, NuVox, Inc., a Delaware corporation (the "Company"), hereby agrees with you as follows:

ARTICLE I. DEFINITIONS

For all purposes of this Agreement the following terms shall have the meanings set forth in this Article I:

Amended and Restated Credit Agreement. The term "Amended and Restated Credit Agreement" shall mean the form of credit agreement which shall have been approved by the Board of Directors subsequent to the date of this Agreement in order to reflect the terms of the Company's debt restructuring contemplated by the letter agreement dated July 1, 2002 among the Company, General Electric Capital Corporation and CIT Lending Services Corporation, substantially in the form attached as Exhibit F(Part 2).

Acquisition. The term "Acquisition" shall mean an acquisition by the Company of all or substantially all of the assets or equity interest of another Person.

Additional Purchaser. The term "Additional Purchaser" shall have the meaning specified in Section 2.7 of this Agreement.

Affiliate. The term "Affiliate" shall mean any Person directly or indirectly controlling, controlled by or under direct or indirect common control with the Company (or other specified Person) and shall include (a) any Person who is a director or beneficial owner of at least 10% of the then outstanding capital stock of the Company (or other specified Person) and Family Members of any such Person, (b) any Person in which the Company (or other specified Person) or an Affiliate (as defined in clause (a) above) of the Company (or other specified Person) shall, directly or indirectly, either beneficially own at least 10% of its then outstanding equity securities or constitute at least a 10% equity participant, and (c) in the case of a specified Person who is an individual, Family Members of such Person; provided, however, that none of the Purchasers nor any of their designated members of the Company's board of directors shall be deemed an Affiliate of the Company for purposes of this Agreement.

Affiliated Investor. The term "Affiliated Investor" shall mean an Affiliate of a Purchaser which is a holder of shares of Common Stock or Preferred Stock of the Company, and which has assigned to such Purchaser its rights to participate in this transaction and to purchase its Pro Rata Share of the Shares. In the case of any Purchaser which is such an assignee, any references herein to other securities of the Company held by the Purchaser, and references to prior investments made by the Purchaser in the Company, shall be deemed to refer to securities held or prior investments made by such Purchaser's Affiliated Investor.

Amended Certificate of Incorporation. The term "Amended Certificate of Incorporation" means the Amended and Restated Certificate of Incorporation of the Company, as amended from time to time, including, without limitation, as amended in connection with the Plan of Recapitalization to be substantially in the form attached as Exhibit B to the Plan of Recapitalization.

Amendment to Registration Rights Agreement. The term "Amendment to Registration Rights Agreement" means the Amendment to Registration Rights Agreement among the company and its shareholders, substantially in the form of Exhibit G hereto.

Amendment to Shareholders' Agreement. The term "Amendment to Shareholders' Agreement" means the Amendment to Shareholders' Agreement among the company and certain of its shareholders, substantially in the form of Exhibit E hereto.

Amendment to Stockholders' Agreement. The term "Amendment to Stockholders' Agreement" means the Amendment to Stockholders' Agreement among the company and its shareholders, in the form of Exhibit B hereto.

Balance Sheet Date. The term "Balance Sheet Date" shall have the meaning specified in Section 3.7(a)(ii) of this Agreement.

Board of Directors. The term "Board of Directors" shall mean the Board of Directors of the Company.

Capital Transaction. The term "Capital Transaction" shall mean any of the following: (i) one or more mergers, consolidations, liquidations, sales of more than 50% of the assets of the Company in a single transaction or series of related transactions, or other similar corporate actions pursuant to which the Company or the holders of Common Stock receive cash, securities or other property; and (ii) the sale by the Company of securities which upon issuance constitute, or upon exercise, exchange or conversion will constitute, 50% or more of the Common Stock and the Preferred Stock of the Company to a Person not an Affiliate of the Company (other than by operation of such sale) by means of a public or private sale.

Certificate of Merger. The term "Certificate of Merger" shall mean the Certificate of Merger in substantially the form attached as Exhibit A to the Plan of Recapitalization.

Charter. The term "Charter" shall include the articles or certificate of incorporation, statute, constitution, joint venture or partnership agreement or articles or other organizational document of any Person other than an individual, each as from time to time amended or modified and in the case of the Company shall mean the Amended Certificate of Incorporation.

Closing. The term "Closing" shall mean the Initial Closing and the Second Closing.

Closing Date. The term "Closing Date" shall mean the Initial Closing Date and the Second Closing Date.

Code. The term "Code" shall mean the Internal Revenue Code of 1986, any successor statute of similar import, and the rules and regulations thereunder, collectively and as from time to time amended and in effect.

Common Stock. The term "Common Stock" shall have the meaning specified in Section 3.5(a) of this Agreement.

Company. The term "Company" shall have the meaning specified in the introduction to this Agreement.

Consolidated or consolidated. The term "Consolidated" or "consolidated" shall mean, with reference to any term defined herein, that term as applied to the accounts of the Company and all of its Subsidiaries, if any, consolidated in accordance with generally accepted accounting principles.

Conversion Stock. The term "Conversion Stock" shall mean the shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

Default. The term "Default" shall mean an event or condition which with the passage of time or giving of notice, or both, would become an Event of Default.

Defaulting Purchaser. The term "Defaulting Purchaser" shall mean a Purchaser which fails to purchase its Shares in accordance with the terms hereof.

Distribution. The term "Distribution" shall mean (a) the declaration or payment of any dividend of cash or property on or in respect of any shares of any class of capital stock of the Company; (b) the purchase, redemption or other retirement of any shares of any class of capital stock of the Company, directly or indirectly or otherwise; or (c) any other distribution on or in respect of any shares of any class of capital stock of the Company.

Employee. The term "Employee" means each current, former or retired employee or officer of the Company or any ERISA Affiliate.

Employee Agreement. The term "Employee Agreement" means each management, employment, severance, consulting, non-compete or confidentiality agreement between the Company or any ERISA Affiliate and any Employee pursuant to which the Company or any ERISA Affiliate has or may have any liability, contingent or otherwise; provided, however, in no event shall the term "Employee Agreement" include any proprietary information and confidentiality and assignment agreements entered into in accordance with Section 6.27 of this Agreement.

Employee Benefit Plan. The term "Employee Benefit Plan" means (other than an Employee Agreement) each pension, welfare, deferred compensation, bonus, stock option, stock purchase, retirement, fringe, severance, performance or incentive plan, agreement or arrangement, funded or unfunded, written or oral, and whether or not legally binding, including each "employee benefit plan" within the meaning of Section 3(3) of ERISA, which is now or previously has been sponsored, maintained, contributed to, or required to be contributed to, or with respect to which any withdrawal liability (within the meaning of Section 4201 of ERISA) has been incurred, by the Company or any ERISA Affiliate, or pursuant to which the Company or any ERISA Affiliate has or may have any liability, contingent or otherwise.

Environmental Law. The term "Environmental Law" means any law, regulation or ordinance relating to air or water quality, waste management, hazardous or toxic substances or the protection of health or the environment.

Equity Incentive Plan. The term "Equity Incentive Plan" shall mean, collectively, (i) the Company's 1998 Stock Incentive Plan, as amended as of May 16, 2000 and as previously amended, pursuant to which, as of the date hereof (and immediately prior to the effectiveness of the Plan of Recapitalization), an aggregate of 10,000,000 shares of Common Stock have been authorized and allocated for issuance pursuant to awards granted thereunder, of which options and warrants exercisable for up to 7,195,947 shares are outstanding as of March 31, 2002, (ii) the NuVox/Trivergent Employee Incentive Plan, as amended as of June 21, 2000 and as previously amended, pursuant to which, as of the date hereof (and immediately prior to the effectiveness of the Plan of Recapitalization), an aggregate of 10,984,000 shares of Common Stock have been authorized and allocated for issuance pursuant to awards granted thereunder, of which options and warrants exercisable for up to 9,292,101 shares are outstanding as of March 31, 2002, (iii) the Company's 2001 Stock Incentive Plan pursuant to which, among other things, as of the date hereof (and immediately prior to the effectiveness of the Plan of Recapitalization), an aggregate of 32,681,552 shares of Series F preferred stock of the Company have been authorized and allocated for issuance pursuant to awards granted thereunder, of which stock options exercisable for up to 17,951,500 shares of Series F-1 preferred stock are outstanding as of March 31, 2002, (iv) the Company's 2001 Performance Plan pursuant to which participants thereunder have been awarded varying fixed percentage participations in the equity participation plan described therein, all pursuant to awards to be granted thereunder prior to the date hereof, and (v) any equity incentive programs adopted by the Board of Directors or the Compensation Committee of the Board of Directors in connection with the offering of the Series A Preferred Stock.

ERISA. The term "ERISA" shall mean the federal Employee Retirement Income Security Act of 1974, any successor statute of similar import, and the rules and regulations thereunder, collectively and as from time to time amended and in effect.

ERISA Affiliate. The term "ERISA Affiliate" means each business or entity which is a member of a "controlled group of corporations," under "common control" or a member of an "affiliated service group" with the Company within the meaning of Sections 414(b), (c) or (m) of the Code, or required to be aggregated with the Company under Section 414(o) of the Code, or is under "common control" with the Company, within the meaning of Section 4001(a)(14) of ERISA.

ERISA Reportable Event. The term "ERISA Reportable Event" shall mean a reportable event with respect to a Guaranteed Pension Plan within the meaning of §4043 of ERISA and the regulations promulgated thereunder.

Events of Default. The term "Events of Default" shall have the meaning specified in Section 7.1 of this Agreement.

Exchange Act. The term "Exchange Act" shall mean the Securities Exchange Act of 1934, or any successor federal statute, and the rules and regulations of the SEC thereunder, as the same may be amended from time to time.

Family Members. The term "Family Members" shall mean, as applied to any individual, any spouse, child, grandchild, parent, brother or sister thereof or any spouse of any of the foregoing, and each trust created for the benefit of one or more of such Persons and each custodian of property of one or more such Persons.

FCC. The term "FCC" shall mean the Federal Communications Commission.

Financing Agreements. The term "Financing Agreements" shall mean this Agreement, the Plan of Recapitalization, the Stockholders' Agreement, the Registration Rights Agreement, the Shareholders' Agreement and any and every other present or future instrument or agreement from time to time entered into between the Company and the Purchasers or any other holder of the Series A Preferred Stock which relates to this Agreement, all as from time to time amended or modified, and all statements, reports or certificates delivered by or on behalf of the Company to any holder of the Series A Preferred Stock in connection herewith or therewith.

Generally accepted accounting principles or GAAP. The terms "generally accepted accounting principles" or "GAAP" shall mean accounting principles generally accepted in the United States of America which are (a) consistent with the principles promulgated or adopted by the Financial Accounting Standards Board and its predecessors, in effect from time to time and (b) applied on a basis consistent with prior periods.

Guaranteed Pension Plan. The term "Guaranteed Pension Plan" shall mean any employee pension benefit plan within the meaning of § 3(2) of ERISA maintained or contributed to by the Company or any ERISA Affiliate the benefits of which are guaranteed on termination in full or in part by the PBGC pursuant to Title IV of ERISA, other than a Multiemployer Plan.

Hart-Scott-Rodino Act. The term "Hart-Scott-Rodino Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Hazardous Materials. The term "Hazardous Materials" shall mean, collectively, (a) any petroleum or petroleum products, flammable explosives, radioactive materials, friable asbestos, urea formaldehyde foam insulation, and transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls (PCBs), (b) any chemicals or other materials or substances as included in the definition of "hazardous substance", "hazardous waste", "hazardous materials", "extremely hazardous wastes", "restricted hazardous wastes", "toxic substances", "toxic pollutants", "contaminants", "pollutants" or words of similar import under any Environmental Law; and (c) any other chemical or other material or substance, exposure to which is now prohibited, limited or regulated under any Environmental Law.

Indebtedness. The term "Indebtedness" shall mean all obligations, contingent and otherwise, which in accordance with generally accepted accounting principles should be classified on the obligor's balance sheet as liabilities, or to which reference should be made by footnotes thereto, including without limitation, in any event and whether or not so classified: (i) all debt and similar monetary obligations, whether direct or indirect; (ii) all liabilities secured by any Lien existing on Property, whether or not the liability secured thereby shall have been assumed; (iii) all guaranties, endorsements and other contingent obligations whether direct or indirect in respect of Indebtedness or performance of others, including any obligation to supply funds to or in any manner to invest in, directly or indirectly, the debtor, to purchase Indebtedness, or to assure the owner of Indebtedness against loss, through an agreement to purchase goods, supplies, or services for the purpose of enabling the debtor to make payment of the Indebtedness held by such owner or otherwise, and (iv) obligations to reimburse issuers of any letters of credit.

Initial Closing. The term "Initial Closing" shall have the meaning specified in Section 2.3 of this Agreement.

Initial Closing Date. The term "Initial Closing Date" shall have the meaning specified in Section 2.3 of this Agreement..

Institutional Directors. The term "Institutional Directors" shall mean those directors of the Company who are not also executive officers of the Company.

Investments. The term "Investments" shall mean (a) any investment in shares of capital stock, evidence of Indebtedness or other securities issued by any other Person, (b) any loan, advance, or extension of credit to, or contribution to the capital of, any other Person, (c) any purchase of the securities or business or integral part of the business of any other Person, or commitment to make such purchase, and (d) any other investment in any other Person; provided, however, that the term "Investment" shall not include (i) trade and customer accounts receivable for services rendered in the ordinary course of business and payable in accordance with customary trade terms, and all letters of credit or other instruments securing the same, (ii) advances to employees for travel expenses, drawing accounts and similar expenditures but only to the extent that (A) each such advance is in an amount less than $2,000, (B) the aggregate amount of such advances outstanding to any individual employee at any particular time does not exceed $5,000, and (C) all such advances outstanding at any particular time do not exceed $25,000, and (iii) stock or other securities acquired in connection with the satisfaction or enforcement of Indebtedness or claims due or owing to the Company or any of its Subsidiaries or as security for any such Indebtedness or claim.

IRS. The term "IRS" shall have the meaning specified in Section 3.18 hereof.

Lien. The term "Lien" shall mean (a) any encumbrance, mortgage, pledge, lien, charge or other security interest of any kind upon any Property, or upon the income or profits therefrom; (b) any acquisition of or agreement to have an option to acquire any Property or assets upon conditional sale or other title retention agreement, device or arrangement (including a capitalized lease); or (c) any sale, assignment, pledge or other transfer for security by the Company or any of its Subsidiaries of any accounts, general intangibles or chattel paper, with or without recourse.

Majority Holders. The term "Majority Holders" shall mean the holders of at least 66 2/3% of the Preferred Stock.

Multiemployer Plan. The term "Multiemployer Plan" shall mean any multiemployer plan within the meaning of § 3(37) of ERISA maintained or contributed to by the Company or any ERISA Affiliate.

PBGC. PBGC shall mean the Pension Benefit Guaranty Corporation created by §4002 of ERISA and any successor entity or entities having similar responsibilities.

Permitted Indebtedness. The term "Permitted Indebtedness" shall have the meaning specified in Section 6.10 of this Agreement.

Permitted Liens. The term "Permitted Liens" shall have the meaning specified in Section 6.11 of this Agreement.

Person. The term "Person" shall mean an individual, partnership, corporation, association, trust, joint venture, unincorporated organization, and any government, governmental department or agency or political subdivision thereof.

Plan of Recapitalization. The term "Plan of Recapitalization" shall mean the Agreement and Plan of Merger and Recapitalization by and between the Company and NuVox Communications of Texas, Inc. dated as of July 9, 2002 pursuant to which, among other things, each outstanding share of common stock of the Company will be converted into the right to receive 1/100 share of common stock of the Company and each outstanding share of preferred stock will be converted into the right to receive shares of common stock, based on the existing conversion ratios of such shares of preferred stock and taking into account the 1-for-100 merger conversion ratio applicable to the common stock.

Preferred Stock. The term "Preferred Stock" shall mean (a) the Series A Preferred Stock and (b) any shares of any other class or series of preferred stock of the Company hereafter issued, including any shares which are issued to the holders of shares of Preferred Stock upon any reclassification thereof.

Prior Purchase Agreements. The term "Prior Purchase Agreements" shall mean, collectively, (i) the Securities Purchase Agreement among the Company and the holders of the Series B Preferred Stock dated as of March 31, 2000; and (ii) the Securities Purchase Agreement among the Company and the holders of the Series D Preferred Stock, dated as of September 20, 2001, as amended from time to time thereafter, including pursuant to Article XXII hereof.

Private Placement Memorandum. The term "Private Placement Memorandum" shall mean the Company's Confidential Private Placement Memorandum dated as of July 3, 2002, which has been previously provided to each of the Purchasers.

Pro Rata Share. 'The term "Pro Rata Share" shall mean, in respect of each Purchaser, its allocated share of the offering of the Shares, determined on the basis of the amount and class of its prior investment in the Company, as shown on Schedule 1 hereto.

Property. The term "Property" shall mean the assets and properties owned and/or operated by the Company and/or its Subsidiaries.

Public Sale. The term "Public Sale" shall mean any sale of securities to the public pursuant to a public offering registered under the Securities Act or to the public through a broker or market-maker pursuant to the provisions of Rule 144 (or any successor rule) adopted under the Securities Act or any other public offering not required to be registered under the Securities Act.

Purchase Price. The term "Purchase Price" shall have the meaning specified in Section 2.2 of this Agreement.

Purchasers. Each of the Persons listed on Exhibit A to this Agreement, and any Person who becomes a party to this Agreement after the date hereof pursuant to Article VIII of this Agreement.

Registration Rights Agreement. The term "Registration Rights Agreement" shall mean the Amended and Restated Registration Rights Agreement dated as of March 31, 2000, as amended from time to time thereafter, including by the Amendment to Registration Rights Agreement, among the Company and its stockholders.

Related Agreements. The term "Related Agreements" shall mean the Financing Agreements (other than this Agreement) and the Amended Certificate of Incorporation.

Revised Financial Model. The term "Revised Financial Model" shall mean a financial model relating to the business of the Company which shall have been approved by the Board of Directors subsequent to the date of this Agreement and which shall be delivered to the Purchasers prior to the Second Closing Date as provided in Section 2.4.

SBA. The term "SBA" shall have the meaning specified in Section 5.1.11 of this Agreement.

SBIC Investor. The term "SBIC Investor" shall have the meaning specified in Section 5.1.11 of this Agreement.

SEC The term "SEC" shall mean the United States Securities and Exchange Commission.

Second Closing. The term "Second Closing" shall have the meaning specified in Section 2.4 of this Agreement.

Second Closing Date. The term "Second Closing Date" shall have the meaning specified in Section 2.4 of this Agreement.

Securities Act. The term "Securities Act" shall mean the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time.

Series A Preferred Stock. The term "Series A Preferred Stock" shall have the meaning specified in Section 3.5(a) of this Agreement.

Series D Purchase Agreement. The term "Series D Purchase Agreement" shall mean the Securities Purchase Agreement among the Company and certain purchasers dated as of September 20, 2001 pursuant to which the Company sold certain Units (as defined therein) to the purchasers named therein.

Share. The term "Share" shall mean one share of Series A Preferred Stock.

Shareholders' Agreement. The term "Shareholders' Agreement" shall mean the Shareholders' Agreement dated as of August 14, 1998, as amended from time to time thereafter, including if and when executed by the Company and a sufficient number of the stockholders which are a party thereto to cause such amendment to become effective in accordance with its terms by the Amendment to Shareholders' Agreement, among the Company and certain of its stockholders.

Small Business Act. The term "Small Business Act" shall have the meaning specified in Section 5.1.11 of this Agreement.

Stockholders' Agreement. The term "Stockholders' Agreement" shall mean the Amended and Restated Stockholders' Agreement dated as of March 31, 2000, as amended from time to time thereafter, including by the Amendment to Stockholders' Agreement, among the Company and its stockholders.

Subsidiary. The term "Subsidiary" shall mean any Person in which the Company shall at the time own directly or indirectly through another Subsidiary at least a majority of its outstanding capital stock (or other shares of beneficial interest) entitled to vote generally.

Supermajority Board Vote. The term "Supermajority Board Vote" shall mean the affirmative vote of at least 66 2/3% of the members of the Board of Directors present at a meeting at which a quorum is present, which vote shall include the affirmative vote of at least four Institutional Directors, if there are six or five Institutional Directors present at the meeting at which such vote occurs, or three Institutional Directors if there are four or three Institutional Directors present at the meeting at which such vote occurs.

United States Bankruptcy Code. The term "United States Bankruptcy Code" shall mean Title 11 of the United States Code as in effect from time to time.

USRPHC. The term "USRPHC" shall have the meaning specified in Section 3.32 of this Agreement.

ARTICLE II.   SALE AND PURCHASE OF SHARES

Section 2.1   **Sale and Purchase of Shares**. Subject to all of the terms and conditions hereof and in reliance on the representations and warranties set forth or referred to herein, the Company agrees to issue and sell to each Purchaser, and each Purchaser commits to purchase, the number of Shares set forth opposite the name of such Purchaser on Exhibit A attached hereto.

Section 2.2   **Purchase Price**. The per Share purchase price is $1.50 (the "Purchase Price").

Section 2.3   **Initial Closing**.   The initial closing of the purchase and sale of the Shares to be purchased hereunder (the "Initial Closing") will take place at the offices of the Company, 16090 Swingley Ridge Road, Suite 500, Chesterfield, Missouri 63017, at 10:00 a.m. CDT on July 8, 2002, or at such other time, date and place as the Company and counsel for the Purchasers may agree upon (the "Initial Closing Date"). At the Initial Closing, the Company will deliver to each Purchaser a certificate evidencing the number of shares of Series A Preferred Stock to be purchased by such Purchaser on the Initial Closing Date (which number shall equal the number of Shares, if any, listed next to each such Purchaser's name on Exhibit A under the column "Initial Closing Date Shares"), against payment of the Purchase Price for all such Shares in immediately available funds. The Series A Preferred Stock to be delivered on the Initial Closing Date will be issued to the appropriate Purchaser on the Initial Closing Date and registered in such Purchaser's name in the Company's records.

Section 2.4   **Second Closing**.   The Purchasers shall purchase, and the Company shall issue and sell, additional Shares as follows:

(a) The closing of any such purchase and sale (a "Second Closing") shall take place at the offices of the Company, 16090 Swingley Ridge Road, Suite 500, Chesterfield, Missouri 63017, at 10:00 a.m. CDT at such time and date as shall be set forth in a written notice from the Company to each Purchaser (or such later date agreed to by the Company and the Purchasers), which may be sent by electronic transmission, at least seven (7) calendar days prior to the Second Closing. Such written notice shall include a copy of the Revised Financial Model. The first date on which a Second Closing occurs is referred to herein as the "Second Closing Date." Prior to the Second Closing Date, the Company shall distribute to each of the Purchasers a copy of the Amended and Restated Credit Agreement.

(b) Each Purchaser which finds the Revised Financial Model unacceptable shall have the option to reduce the number of Shares it will purchase at the Second Closing or may cancel its agreement to purchase Shares at the Second Closing. Each Purchaser which finds the Revised Financial Model to be acceptable, or which finds the Revised Financial Model to be unacceptable but nonetheless desires to purchase Shares at the Second Closing, shall notify the Company in writing, or by electronic transmission, by 5:00 p.m., CDT on the date that is two calendar days prior to the scheduled Second Closing Date (as specified in the Company's notice referred to in paragraph (a) above) that such Purchaser either (i) finds the Revised Financial Model acceptable and desires to purchase the Shares specified in such notice from such Purchaser at the Second Closing (which number of Shares may be the same or fewer than the number of Shares set forth next to such Purchaser's name on Exhibit A under the column "Second Closing Date Shares") or (ii) finds the Revised Financial Model unacceptable, but nonetheless desires to purchase the Shares specified in such notice from such Purchaser at the Second Closing (which number of Shares may be the same as or fewer than the number of Shares set forth next to such Purchaser's name on Exhibit A under the column "Second Closing Date Shares"). Notwithstanding the foregoing, the Company shall have the absolute right to accept any such notification referred to in the preceding sentence from any Purchaser or only certain Purchasers (as determined by the Company in its sole and absolute discretion) at any time after the expiration of the period referred to in the preceding sentence; provided that no Second Closing may occur at any time after August 31, 2002. If the Company accepts any such notice at any time following the Second Closing Date, the Company and such Purchaser shall promptly close such purchase and sale on such date as specified by Company. Any Purchaser that has not provided a notice to the Company as set forth in this Section 2.4(b) prior to the expiration of such period (as may be extended at any time by the Company in its sole and absolute discretion for any Purchaser or only certain Purchasers) shall be conclusively deemed to have (i) found the Revised Financial Model unacceptable and (ii) elected not to participate in the Second Closing. Any Second Closing that occurs following the Second Closing Date must be approved by the Board of Directors of the Company.

(c) Subject to Section 2.4(b) above and subject to satisfaction of the conditions specified in Section 5.3, each Purchaser which has provided a notice to the Company in the manner set forth in Section 2.4(b) above shall be obligated to purchase on the Second Closing Date (or such later date as may have been agreed to by the Company and the Purchasers) the lesser of the number of Shares set forth next to such Purchaser's name on Exhibit A under the column "Second Closing Date Shares," or such number of Shares as may be specified by the Purchaser pursuant to Section 2.4(b).

(d) The maximum number of Shares which the Company will issue and sell in the Initial Closing and the Second Closing, taken together, will not exceed 56,666,666.

(e) At any Second Closing, the Company will deliver to each Purchaser a certificate evidencing the number of shares of Series A Preferred Stock to be purchased by such Purchaser at the Second Closing as provided above against payment of the Purchase Price for all such Shares in immediately available funds. The Series A Preferred Stock to be delivered at the Second Closing will be issued to the appropriate Purchaser on the date of such Second Closing and registered in such Purchaser's name in the Company's records in the amount purchased by such Purchaser on the date of such Second Closing. Promptly following the Second Closing Date, the Company shall cause Exhibit A to this Agreement to be amended to reflect the actual purchases made by the Purchasers on the Second Closing Date.

Section 2.5   **Defaulting Purchaser**. If a Purchaser fails to satisfy all or any portion of its obligation to purchase the Shares required to be purchased by such Purchaser on the Initial Closing Date or the Second Closing Date, as the case may be (acknowledging, for the avoidance of doubt, that no obligation exists on the part of any Purchaser to purchase Shares on the Second Closing Date, unless such Purchaser shall have delivered to the Company a notice described in Section 2.4(b) and the closing conditions contained in Section 5.3 shall have been satisfied), and so long as all of the conditions set forth in Section 5.1 or 5.3 to such Purchaser's obligations (only to the extent applicable to such Purchaser) have been satisfied, such Purchaser shall be deemed a Defaulting Purchaser, and the Board of Directors may elect in its sole discretion to (i) bring an action to enforce such Purchaser's obligation to satisfy its obligations to purchase the Shares agreed to be purchased by such Purchaser hereunder, including interest thereon from the time such payment was due until paid at the lesser of (A) 18% per annum, compounded on a monthly basis to the extent permitted by law, or (B) the highest rate permitted by law or (ii) decline to allow the Defaulting Purchaser to purchase Shares.

Section 2.6   **Use of Proceeds**. The proceeds from the sale of the Shares purchased hereunder will be used as described under the caption "Use of Proceeds" in the Private Placement Memorandum. The Company covenants and agrees to provide the Purchasers with such information as they may reasonably request to verify the use of the proceeds from the sale of the Shares.

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

In order to induce the Purchasers to enter into this Agreement and to purchase the Series A Preferred Stock, the Company hereby represents and warrants as of the date hereof that:

Section 3.1   **Organization and Good Standing**. The Company is validly existing and in good standing under the laws of the State of Delaware and in each jurisdiction in which it is required to be qualified as a foreign corporation. The Company is not required to be qualified as a foreign corporation in any jurisdiction other than those listed on Schedule 3.1. The Company has the power to own its properties and to carry on its business as now conducted and as proposed to be conducted. Each of the Subsidiaries is validly existing and in good standing under the laws of the jurisdiction of its incorporation.

Section 3.2   **Authorization**. The execution, delivery and performance by the Company of this Agreement and each Related Agreement, the issuance and sale by the Company of the Shares and the issuance of the Conversion Stock upon conversion of the Series A Preferred Stock, (a) are within its corporate power and authority, (b) have been duly authorized by all necessary corporate, shareholder and other proceedings, and (c) do not conflict with or result in any breach of any provision of, or result in the creation of any Lien upon any of the Property pursuant to, the Amended Certificate of Incorporation or by-laws of the Company or any law, regulation, order, judgment, writ, injunction, license, permit, agreement or instrument, the non-compliance with which would materially adversely affect the business, operations or financial condition of the Company.

Section 3.3   **Enforceability**. This Agreement and each of the Related Agreements, the issuance and sale by the Company of the Shares hereunder and the issuance of the Conversion Stock upon conversion of the Series A Preferred Stock, constitute, legally binding obligations of the Company enforceable against it in accordance with the terms and provisions hereof and thereof, except to the extent (a) such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting generally the enforcement of creditors' rights, (b) that the availability of the remedy of specific performance or injunctive or other equitable relief is subject to the discretion of the court before which any proceeding therefor may be brought and (c) the enforceability of the indemnity and contribution provisions contained in the Registration Rights Agreement may be limited under federal securities laws.

Section 3.4   Consents.   Except as set forth in Schedule 3.4 hereto, the execution, delivery and performance by the Company of this Agreement and each Related Agreement, the purchase and sale of the Shares, and the issuance of the Conversion Stock upon conversion of the Series A Preferred Stock do not require the approval or consent of, or any filing with, any governmental authority or agency or any other Person.

Section 3.5   Capitalization.   (a) *Capital Stock*. As of each Closing Date and immediately prior to the Closing, but after taking into account the Plan of Recapitalization, the authorized capital stock of the Company will consist solely of 500,000,000 shares of common stock, $.01 par value per share (the "Common Stock"), and 400,000,000 shares of Preferred Stock, $.01 par value per share, of which 100,000,000 shares will be designated as Series A Convertible Preferred Stock (the "Series A Preferred Stock"). Of such authorized shares, as of the Initial Closing Date and immediately prior to the Initial Closing, after taking into account the effects of the Plan of Recapitalization, 5,222,444 shares of Common Stock will be issued and outstanding and no shares of Preferred Stock will be issued and outstanding. Schedule 3.5(a) includes a table indicating the number of shares of Common Stock and Preferred Stock of the Company that will be issued and outstanding as of the Initial Closing Date and separately, as of the Second Closing Date, in both cases after giving effect to the proposed issuance of the Shares hereunder set forth opposite the name of each Purchaser on Exhibit A attached hereto (which numbers represent the number of Shares which will be issued if each Purchaser purchases on the Initial Closing Date and the Second Closing Date the number of Shares for which such Purchaser has indicated an interest in purchasing as of the date of this Agreement, but assuming that none of the warrants and options that may be listed or described in Schedule 3.5(b) have been exercised as of the Initial Closing Date). Schedule 3.5(a) also includes a table listing the per share purchase price applicable to, and the aggregate number of shares of Common Stock issuable upon exercise of, the warrants and options listed on Schedule 3.5(b) after (A) taking into account the effects of the Plan of Recapitalization and (B) giving effect to the proposed issuance of Shares hereunder on the Initial Closing Date, and separately on the Second Closing Date, in either case based on the information set forth opposite the name of each Purchaser on Exhibit A attached hereto (using the same numbers as used in preparing the table described in the preceding sentence). All of the issued shares of Common Stock as of the Initial Closing Date will have been duly authorized, validly issued and outstanding, will be fully paid and non-assessable and issued in compliance with applicable state and federal securities laws. As of the Initial Closing Date, all shares of Series A Preferred Stock will have been duly authorized, and, upon payment for the Shares to be issued to the Purchasers on the Initial Closing Date, as provided herein will be validly issued and outstanding, fully paid and non-assessable and upon payment for the Shares to be issued to the Purchasers on the Second Closing Date, as provided herein will be validly issued and outstanding, fully paid and non-assessable.

(b)   *Options, Etc*. Except for (i) shares of Common Stock issuable (A) upon conversion of the Series A Preferred Stock, or (B) pursuant to the options, warrants or other awards listed and described on Schedule 3.5(b), and (ii) the rights provided under the Stockholders' Agreement, there are no outstanding rights (either preemptive or other) or options to subscribe for or purchase from the Company, or any warrants or other agreements providing for or requiring the issuance by the Company of, any capital stock or any securities convertible into or exchangeable for, or exercisable into, its capital stock.

(c)   *Purchasers*. Except for those Persons listed on Schedule 3.5(c), all of the Purchasers listed on Exhibit A currently own of record shares of Preferred Stock or Common Stock of the Company (exclusive of any Shares being purchased hereunder).

Section 3.6   Subsidiaries.   Schedule 3.6 correctly sets forth the name of each Subsidiary of the Company, the jurisdiction of its incorporation and the Persons owning the outstanding capital stock of each such Subsidiary. Each such Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power and authority and all material licenses, permits and authorizations necessary to own its properties and carry on its businesses as now being conducted and is qualified to do business in every jurisdiction in which its ownership of its property or the conduct of its business requires such qualification. All of the outstanding shares of capital stock of each such Subsidiary are validly issued, fully paid and non-assessable. Except for such Subsidiaries, the Company does not own any legal and/or beneficial interest in any corporation, partnership, business trust, joint venture or other trade or business enterprise.

Section 3.7   Financial Statements; Undisclosed Liabilities.   (a) Each Purchaser has heretofore been furnished with complete and correct copies of each of the following:

(i) the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2001, as included in the Company's Annual Report on Form 10-K with respect to the fiscal year then ended, as filed by the Company with the SEC; and

(ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2002 (the "Balance Sheet Date"), as included in the Company's Quarterly Report on Form 10-Q with respect to the quarter then ended, as filed by the Company with the SEC. Schedule 3.7 sets forth the pro forma consolidated balance sheet of the Company and its Subsidiaries as of Balance Sheet Date, taking into account the issuance on the Initial Closing Date and Second Closing Date of all of the Shares contemplated hereby as being issued on such dates (assuming each Purchaser purchases the Shares set forth next to such Purchaser's name on Exhibit A attached hereto).

(b) The Company's unaudited consolidated balance sheet as of the Balance Sheet Date was prepared in accordance with generally accepted accounting principles and fairly presents the financial condition of the Company and its Subsidiaries as at the Balance Sheet Date, subject to normal year-end audit adjustments. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise, which are not described in such unaudited balance sheet except for (i) liabilities that may have arisen in the ordinary and usual course of business since the Balance Sheet Date and that individually or in the aggregate do not have and could not reasonably be expected to have a material adverse effect on the Company and its Subsidiaries, taken as a whole, (ii) liabilities not required to be disclosed in accordance with generally accepted accounting principles, (iii) liabilities arising under this Agreement or the Related Agreements, and (iv) other liabilities and obligations expressly disclosed in the Schedules to this Agreement.

(c) The pro forma consolidated balance sheet of the Company referred to in Section 3.7(a)(ii) has been prepared by management of the Company on a reasonable basis taking into consideration the effect of the Plan of Recapitalization and the transactions contemplated hereby as of the Initial Closing Date and none of the Company and its management is aware of any fact which casts doubt on the accuracy or completeness thereof. After giving effect to the Plan of Recapitalization and the transactions contemplated hereby and by the Related Agreements, neither the Company nor any of its Subsidiaries will have any material liabilities, contingent or otherwise, which are not referred to in such balance sheet or in the notes thereto other than liabilities not required to be disclosed in accordance with generally accepted accounting principles and liabilities arising under this Agreement or the Related Agreements.

Section 3.8 **Absence of Certain Developments**. With respect to the Company and its Subsidiaries, since the Balance Sheet Date, except as indicated on Schedule 3.8 or as disclosed in or referred to in the Private Placement Memorandum, there has not been:

(a) any material adverse change in the assets, properties, liabilities, financial condition, operating results or business of the Company and its Subsidiaries, taken as a whole;

(b) any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the assets, properties, financial condition, operating results or business of the Company and its Subsidiaries, taken as a whole;

(c) any waiver by the Company or any of its Subsidiaries of a valuable right or of a debt owed to it, except in the ordinary course of business and that does not materially and adversely affect the assets, properties, financial condition, operating results or business of the Company and its Subsidiaries, taken as a whole;

(d) any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation by the Company or any of its Subsidiaries, except in the ordinary course of business and that does not materially and adversely affect the assets, properties, financial condition, operating results or business of the Company and its Subsidiaries, taken as a whole;

(e) any change or amendment to a material contract or arrangement by which the Company or any of its Subsidiaries or any of their assets or properties are bound or subject, except in the ordinary course of business and that does not materially and adversely affect the assets, properties, financial condition, operating results or business of the Company and its Subsidiaries, taken as a whole;

(f) any sale, assignment or transfer of any patents or patent applications, trademarks or trademark applications, service marks, trade names, corporate names, copyrights or copyright registrations, trade secrets or other intangible assets, except those which are not material to the assets, properties, financial condition, operating results or business of the Company and its Subsidiaries, taken as a whole;

(g) any declaration, payment, setting aside or other distribution of cash or other property to its stockholders with respect to its capital stock or other equity securities (including, without limitation, any warrants, options or other rights to acquire its capital stock or other equity securities), except for repurchases of stock from employees whose employment has been terminated;

(h) any capital expenditures or commitments therefor in excess of those approved by the Board of Directors;

(i) any written agreement by the Company or any Subsidiaries to do any of the things described in this Section 3.8.

Section 3.9   **Indebtedness and Liens**.   Neither the Company nor any of its Subsidiaries has any Indebtedness or Liens upon any of its Property other than Permitted Indebtedness and Permitted Liens.

Section 3.10   **Indebtedness to and from Officers, Directors and Others**.   Except as set forth on Schedule 3.10 hereto, neither the Company nor any of its Subsidiaries is indebted to any director, officer, employee or consultant of the Company or any of its Subsidiaries or to any other Affiliate of the Company, except for amounts due as normal salaries, fees or reimbursement of ordinary business expenses. Except as set forth on Schedule 3.10, no director, officer, employee or consultant of the Company or any of its Subsidiaries and no other Affiliate of the Company is now, or on the Initial Closing Date will be, indebted to the Company or any Subsidiary of the Company except for ordinary business expense advances.

Section 3.11   **Licenses, Etc**.   Schedule 3.11 sets forth a listing of all franchises, patents, patent applications, patent licenses, patent rights, trademarks, trademark rights, trade names, trade name rights, copyrights, licenses, permits, authorizations, certificates of convenience and necessity, operating rights and other rights as are necessary for the conduct of the Company's business as currently conducted. All of the foregoing are in full force and effect, and the Company is in compliance with the foregoing without any known conflict with the valid rights of others which could affect or impair in a material manner the business, assets, financial condition or prospects of the Company. The Company does not believe it is or will be necessary to utilize any inventions, trade secrets or proprietary information of any of its employees made prior to their employment by the Company, except for such inventions, trade secrets or proprietary information that have been assigned to the Company. To the Company's knowledge, the conduct of the Company's business has not infringed or misappropriated and does not infringe or misappropriate any proprietary rights of other persons or entities, nor, to the Company's knowledge, would any future conduct as presently contemplated infringe any proprietary rights of other persons or entities, and, to the Company's knowledge, no conduct of any other Person has infringed or misappropriated or does infringe or misappropriate the proprietary rights of the Company.

Section 3.12   **Solvency**.   Taking into account the consummation of the financing transactions contemplated by this Agreement and the Related Agreements, the Company is solvent, and has tangible and intangible assets having a fair value in excess of the amount required to pay its probable liabilities on its existing debts as they become absolute and matured, and its capital is not unreasonably small for the conduct of its business as presently contemplated and the Company has the ability to pay its debts from time to time incurred in connection therewith as such debts mature.

Section 3.13   **Title to Assets; Leases**.   The Company owns and leases no real property except for its leases described on Schedule 3.13. Except as disclosed on Schedule 3.13, the Company enjoys peaceful and undisturbed possession under, and is in compliance with the terms of, such leases and of all leases of real property, except where failure to enjoy such possession or such noncompliance would not have a material adverse effect upon the business, assets, prospects or financial condition of the Company, and all such leases are valid and in full force and effect.

Section 3.14   **Litigation**.   Except as described on Schedule 3.14, there is no litigation, action, suit or proceeding, at law or in equity, or any proceeding before any court, board or other governmental or administrative agency or any arbitrator pending or, to the knowledge of the Company, after due inquiry, threatened, involving the Company and its Subsidiaries. No judgment, decree or order of any court, board or other governmental or administrative agency or arbitrator has been issued against or binds the Company or its assets which has or may have any material adverse effect on the business, assets, financial condition or prospects of the Company and its Subsidiaries, taken as a whole.

Section 3.15   **Tax Returns**.   The Company has filed all tax returns and reports which are required to be filed by it with any foreign, federal, state or local governmental authority or agency and has paid, or made adequate provision for the payment of, all assessments received and all taxes which have or may become due under applicable foreign, federal, state or local governmental law or regulations with respect to the periods in respect of which such returns and reports were filed. The Company knows of no additional assessments since the dates of such returns and reports for which adequate reserves appearing on the balance sheet referred to in Section 3.7(a)(ii) have not been established. The Company has made adequate provisions for all current or past taxes.

Section 3.16   **Defaults**. Except as set forth in <u>Schedule 3.16</u> hereto, neither the Company nor any of its Subsidiaries is in default under any provisions of its respective Charter or by-laws or under any provisions of any franchise, contract, agreement, lease or other instrument to which it is a party or by which it or its property is bound, or in violation of any law, judgment, decree or governmental order, rule or regulation, which default or violation could affect adversely in any material manner the business, assets, prospects or financial condition of the Company and its Subsidiaries, taken as a whole. Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, nor compliance with its terms and conditions and with the terms and provisions of the Financing Agreements, will conflict or result in breach of, or constitute a default under, any of the material terms, obligations, covenants, conditions or provisions of any restriction or of any material indenture, mortgage, deed of trust, pledge, bank loan or credit agreement, charter, by-law or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties may be bound or affected, or any judgment, order, writ, injunction, decree or demand of any court, arbitrator or governmental agency, or result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever upon any property or asset of the Company or any of its Subsidiaries.

Section 3.17   **Burdensome Obligations**. Neither the Company nor any of its Subsidiaries is party to or bound by any agreement, deed, lease or other instrument which is so unusual or burdensome as to affect or impair materially and adversely the business, assets, prospects or financial condition of the Company and its Subsidiaries, taken as a whole, in the foreseeable future.

Section 3.18   **Employee Benefit Plans**.

(a)   <u>Schedule 3.18</u> contains a true and complete list as of the date hereof of each Employee Benefit Plan and each Employee Agreement and identifies each Employee Benefit Plan which is a Guaranteed Pension Plan. The Company does not have any liability or obligations in respect of any Multiemployer Plan.

(b)   With respect to each Employee Benefit Plan, (i) the Company and each ERISA Affiliate have performed all material obligations required to be performed by them under each Employee Benefit Plan; (ii) each Employee Benefit Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations; (iii) each Employee Benefit Plan intended to qualify under Section 401 of the Code is, and since its inception has been, so qualified; (iv) there are no actions, proceedings, arbitrations, suits or claims pending, or to the knowledge of the Company or any ERISA Affiliate, threatened or anticipated (other than routine claims for benefits), against the Company or any ERISA Affiliate or any administrator, trustee or other fiduciary of any Employee Benefit Plan with respect to any Employee Benefit Plan or against the assets of any Employee Benefit Plan; and (v) no Employee Benefit Plan is under audit or investigation by the Internal Revenue Service ("<u>IRS</u>"), the Department of Labor (the "<u>DOL</u>") or the PBGC, and to the knowledge of the Company or any ERISA Affiliate, no such audit or investigation is pending or threatened.

(c)   Except with respect to the employee incentive programs proposed by management in connection with the offering of the Series A Preferred Stock (which are to be considered by the Board of Directors or the Compensation Committee of the Board of Directors subsequent to the time of the Initial Closing), the execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent event which gives rise to the payments described below) (i) constitute an event under any Employee Benefit Plan, Equity Incentive Plan or Employee Agreement that will (or may upon the occurrence of any additional or subsequent event which gives rise to the payments described below) result in any material payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee; (ii) result in the triggering or imposition of any material restrictions or limitations on the right of the Company or any ERISA Affiliate to amend or terminate any Employee Benefit Plan or Equity Incentive Plan; or (iii) entitle any Employee to any material bonus, retirement, severance, job security or similar benefit or materially enhance such benefit (including acceleration of vesting or exercise of an incentive award). Except with respect to such employee incentive programs proposed by management in connection with the offering of the Series A Preferred Stock, no payment or benefit which will or may be made by the Company or any ERISA Affiliate with respect to any Employee in connection with the execution of, and performance of the transactions contemplated in, this Agreement could be characterized as an "excess parachute payment," within the meaning of Section 280G(b)(1) of the Code.

Section 3.19 **Representations and Warranties under Related Agreements**. All representations and warranties made by the Company in any of the Related Agreements or in the certificates delivered in connection therewith are true and correct in all material respects as of the date hereof with the same force and effect as though made on and as of the date hereof, and such representations and warranties are hereby confirmed to the Purchasers and made representations and warranties of the Company hereunder as fully as if set forth herein. To the best of the Company's knowledge, all representations and warranties made in the Related Agreements by or on behalf of any party thereto other than the Company and the Purchasers are true and correct in all material respects.

Section 3.20 **Employment Contracts, Labor Relations**. Except as set forth on Schedule 3.20, neither the Company nor any of its Subsidiaries is a party to any written employment agreement, arrangement or understanding with any of its officers or Employees and there are no collective bargaining agreements covering any of the Employees of the Company or any of its Subsidiaries. Neither the Company nor, to the Company's knowledge, any of its employees, is subject to any noncompete, nondisclosure, confidentiality, employment, consulting or similar agreements relating to, affecting or in conflict with the present or proposed business activities of the Company (other than agreements between the Company and its present and former employees). No consent of any union (or any similar group or organization) is required in connection with the consummation of the transactions contemplated hereby or by the Related Agreements. Except as disclosed in Schedule 3.20, there are no pending, threatened or anticipated (a) employment discrimination charges or complaints against or involving the Company or any of its Subsidiaries before any federal, state, or local board, department, commission or agency, (b) unfair labor practice charges or complaints, disputes or grievances affecting the Company or any of its Subsidiaries, (c) union representation petitions respecting the employees of the Company or any of its Subsidiaries, (d) efforts being made to organize any of the employees of the Company or any of its Subsidiaries or (e) strikes, slow downs, work stoppages, or lockouts or threats thereof affecting the Company or any of its Subsidiaries.

Section 3.21 **Location of Office**. The Company's executive offices and the location where its books and records are kept is at the address set forth above.

Section 3.22 **Necessary Property**. Except as may be set forth in Schedule 3.22 hereto, the properties and assets owned, leased by or licensed to the Company and its Subsidiaries constitute all of the real and personal properties, tangible and intangible, which are necessary, used or useful in the conduct of the businesses of the Company and its Subsidiaries in the manner and to the extent presently conducted. Except as may be set forth in Schedule 3.22, no other material real or personal properties are required for the conduct of the businesses of the Company and its Subsidiaries as presently conducted.

Section 3.23 **Transaction Costs**. Except as set forth in Section 10.1, Section 10.3 or on Schedule 3.23, there are no Transaction Costs (as defined below) that will be payable by the Company with respect to the offer, issue and sale of the Shares. The Purchasers are not responsible for and have no obligation to pay the Transaction Costs except to the extent provided in Section 10.1. The term "Transaction Costs" shall mean all of the costs, fees, and expenses incurred by the Company in connection with the offer, issue and sale of the Shares, including without limitation, broker's, finder's or placement fees or commissions, attorneys' fees and fees of other professionals.

Section 3.24 **Governmental Regulations**. The Company is not a "holding company", or a "subsidiary company" of a "holding company", or an "affiliate" of a "holding company", as such terms are defined in the Public Utility Holding Company Act of 1935; nor is the Company a "registered investment company", or an "affiliated person" or a "principal underwriter" of a "registered investment company", as such terms are defined in the Investment Company Act of 1940, as amended.

Section 3.25 **Small Business Concern**. The Company, together with its "affiliates" (as defined in 13 CFR 121.103), qualifies as a "small business concern" within the meaning of the Small Business Investment Act of 1958, as amended, and as a "small concern" within the meaning of the rules and regulations thereunder pertaining to financings by small business investment companies (13 CFR 121.201). The Company conducts its business in all respects and maintains its properties and facilities in such a manner that the financing and financial assistance provided by the Purchasers will comply with 13 CFR 107.720.

Section 3.26 **Disclosure**. No representation, warranty or statement made in this Agreement, any Related Agreement, or any agreement, certificate, schedule, statement or document furnished by or on behalf of the

Company in connection herewith or therewith contains any untrue statement of material fact or omits to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances in which they were made, not misleading.

   Section 3.27   **Governmental Licenses**. Schedule 3.27 describes and refers to the types of licenses, consents, permits, approvals and authorizations of public or governmental bodies including, without limitation, the FCC, and the states, counties and municipalities in which the businesses of the Company or its Subsidiaries are located, which are required in connection with and are material to the installation, conduct and operation of the business of the Company or its Subsidiaries (collectively referred to as the "Authorizations").

   Section 3.28   **Compliance with Laws**. Except as set forth on Schedule 3.28, The Company and each of its Subsidiaries are in compliance in all material respects with and have so complied with, and are not in any material respect in default under or in violation of, and the operation of the businesses of the Company and its Subsidiaries do not contravene in any material respect, any statute, law (including Environmental Laws or employment laws), ordinance, decree, order, rule or regulation of any governmental body applicable to the Company or any of its Subsidiaries or any of their respective businesses, including, without limitation, the rules and regulations of the FCC. The Plan of Recapitalization has been consummated in accordance with applicable Delaware law.

   Section 3.29   **Acquisition Agreements**. Except for the transactions contemplated by this Agreement and the Related Agreements, and except as set forth in Schedule 3.29, neither the Company nor any of its Subsidiaries is a party to, bound by or the subject of, any agreement or understanding relating to the purchase or investment by any Person in the assets or stock of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries is a party to, bound by or the subject of, any agreement or understanding relating to the purchase of or investment by the Company or any of its Subsidiaries in the assets or stock of any Person.

   Section 3.30   **Material Contracts and Obligations**. Attached hereto as Schedule 3.30 is a true, complete and accurate list, categorized by subject matter, of all of the following outstanding contracts, agreements, plans, leases and commitments entered into by the Company or any of its Subsidiaries which are in writing or, to the best of the Company's knowledge, have been orally agreed to by the Company or any of its Subsidiaries:

   (i)   all purchase orders or contracts for the purchase of materials, products or supplies which are for a term of more than 6 months, or involve aggregate payments by the Company or any of its Subsidiaries of more than $10,000, or which were entered into other than in the ordinary course of business of the Company and its Subsidiaries;

   (ii)   all written employment, consulting or service contracts with any stockholder, director, officer, consultant, advisor or employee of the Company, any person related by blood or marriage to any such Person or any other Affiliate of the Company, and any such oral contracts which are not terminable at will by the Company or any of its Subsidiaries;

   (iii)   all plans, contracts or arrangements providing for stock options or stock purchases, bonuses, pensions, deferred or incentive compensation, retirement or severance payments, profit-sharing, insurance or other benefit plans or programs for any stockholder, director, officer, consultant, advisor or employee of the Company or any of its Subsidiaries;

   (iv)   all contracts for construction or for the purchase of real estate, improvements, fixtures, equipment, machinery and other items which under GAAP constitute capital expenditures;

   (v)   all contracts relating to the rental or use of equipment, vehicles, other personal property or fixtures;

   (vi)   all contracts relating in any way to direct or indirect Indebtedness for borrowed money or evidenced by a bond, debenture, note or other evidence of Indebtedness (whether secured or unsecured) of or to the Company or any of its Subsidiaries, and all Liens with respect to any Property used or owned by the Company or any of its Subsidiaries;

   (vii)   all contracts substantially restricting the Company or any of its Subsidiaries from engaging in any line of business or competing with any Person or in any geographical area, or from using or disclosing any information in its possession (other than routine supplier and customer confidentiality agreements);

(viii)   all license agreements, either as licensor or licensee;

(ix)   all joint venture contracts and agreements involving a sharing of profits;

(x)   all contracts, commitments or shared services arrangement with any Affiliate and all contracts or commitments not made in the ordinary course of its business; and

(xi)   all other contracts, except those which are (A) cancelable on 30 days' or less notice without any penalty or other financial obligation or (B) if not so cancelable, involve annual aggregate payments by or to the Company or any of its Subsidiaries of $5,000 or less.

Except as set forth on Schedule 3.30, all contracts, agreements, plans, leases and commitments required to be disclosed to the Purchasers pursuant to this Section 3.30 are valid, binding and in full force and effect as to the Company and its Subsidiaries, and none of the Company or any of its Subsidiaries or, to the best of the Company's knowledge, any other party thereto, is in material breach or material violation of, or material default under, nor is there any reasonable basis for a claim of material breach or violation by the Company or any of its Subsidiaries of, or default by the Company or any of its Subsidiaries under, the terms of any such contract, agreement, plan, lease or commitment, and no event has occurred which constitutes or, with the lapse of time or the giving of notice or both, would constitute such a material breach, violation or default by the Company or any of its Subsidiaries thereunder.

Section 3.31   Environmental and Safety Laws. To the Company's knowledge, neither the Company nor any of its Subsidiaries is in violation of any applicable Environmental Law or any applicable statute, law or regulation relating to occupational health and safety and to the Company's knowledge, no material expenditures are or will be required in order to comply with any such existing statute, law or regulation.

Section 3.32   Investments in Real Property Holding Interests. The Company's capital stock does not constitute a United States real property interest as that term is defined in Section 897(c)(1)(A)(ii) of the Code. The preceding representation is based on a determination by the Company that the Company is not and, since its inception, has not been a United States real property holding corporation (as that term is defined in Section 897(c)(2) of the Code) (a "USRPHC"). From time to time, upon request of any Purchaser, the Company shall make a determination as to its status as a USRPHC. If at any time in the future the Company should become a USRPHC, the Company shall, as promptly as possible, notify each Purchaser of such change in status.

ARTICLE IV.   PURCHASERS' INVESTMENT REPRESENTATIONS AND WARRANTIES

Each Purchaser, as to itself, severally and not jointly, hereby represents and warrants to the Company and to the directors and control persons (within the meaning of the Securities Act) of the Company as follows:

(i)   Such Purchaser recognizes that an investment in the Company is highly speculative and involves significant risks, including, without limitation, those disclosed on Schedule 4.1(i) hereto.

(ii)   Such Purchaser has been afforded the opportunity to ask questions and to receive answers concerning the terms and conditions of the purchase of the Shares and to obtain any additional information which the Company possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy of the information set forth in this Agreement. The Company has responded to all inquiries that such Purchaser has made of it concerning the Company, its business, financial condition and prospects or any other matter relating to the operations of the Company and the offering and sale of the Shares. No oral or written statement or inducement which is contrary to the information set forth in this Agreement has been made by or on behalf of the Company to such Purchaser.

(iii)   Except for (a) certain Purchasers which the Company has separately agreed in writing are not subject to the representation set forth in this paragraph, all of whose names are set forth on Schedule 4.1(iii) or will be set forth on an adjusted Schedule 4.1(iii), and (b) those Purchasers who are purchasing Shares registered under the Securities Act (which Purchasers are also not subject to the representation set forth in this paragraph), such Purchaser is an "accredited investor" (as defined in Rule 501 of Regulation D promulgated under the Securities Act) and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares.

(iv)   Such Purchaser (a) has adequate means of providing for its current needs and possible contingencies, (b) has no need for liquidity in its investment, (c) is able to bear the economic risks of such investment in the Shares, (d) at the present time, can afford a complete loss of such investment in the Shares.

(v)   Such Purchaser is purchasing the Shares for its own account, for investment purposes, and not for distribution, assignment or resale to others; provided, however, that nothing contained herein shall prevent any Purchaser and subsequent holders of the Series A Preferred Stock from transferring such securities in compliance with the provisions of Article IX hereof. No other Person has any direct or indirect beneficial interest in the Shares, except as disclosed by such Purchaser to the Company and except investors in such Purchaser.

(vi)   Such Purchaser understands that (a) there is and will be no market for the Series A Preferred Stock or Common Stock, (b) the sale of the Shares have not been and will not be registered under the Securities Act or any state securities laws in reliance on the exemption for nonpublic offerings provided by Section 4(2) of the Securities Act and Regulation D promulgated thereunder and analogous state securities law provisions, and the securities acquired as a result of such Purchaser's investment in Shares must be held indefinitely unless they are subsequently registered under the Securities Act and applicable state securities laws or an exemption from such registration is available, (c) except as expressly provided in the Registration Rights Agreement, the Company is under no obligation to register the Series A Preferred Stock or the Conversion Stock (when issued) on such Purchaser's behalf or to assist it in complying with any exemption from registration, and (d) none of the Series A Preferred Stock or the Conversion Stock may be sold pursuant to Rule 144 promulgated by the SEC pursuant to the Securities Act unless all of the conditions of that Rule are met.

(vii)   Such Purchaser understands that no Federal or state agency has passed or will pass upon the Series A Preferred Stock or the Conversion Stock or made or will make any finding or determination as to the fairness of the investment or any recommendation or endorsement of the Series A Preferred Stock or the Conversion Stock. Such Purchaser will not transfer the Series A Preferred Stock or the Conversion Stock issuable upon conversion of the Series A Preferred Stock without registering or qualifying the same under applicable securities laws unless such transfer is exempt under such laws.

(viii)   Such Purchaser has not been furnished any offering literature other than this Agreement, the written materials described in Schedule 4.1(viii) hereto and other materials which the Company may have provided at the request of such Purchaser, and such Purchaser has relied only on the information contained in this Agreement, the written materials described in Schedule 4.1(viii) hereto and the other information furnished or made available to such Purchaser by the Company, as described in subparagraph (ii) above.

(ix)   Such Purchaser has its principal place of business or, in the case of individuals, home address at the address set forth in the books and records of the Company as provided to the Company by such Purchaser on or prior to the date hereof.

(x)   Such Purchaser certifies, under penalties of perjury, (a) that the social security or federal taxpayer identification number previously provided by the Purchaser to the Company is true and complete and (b) that such Purchaser is not subject to backup withholding either because such Purchaser has not been notified that such Purchaser is subject to backup withholding as a result of a failure to report all interest or dividends, or the IRS has notified such Purchaser that such Purchaser is no longer subject to backup withholding.

The representations and warranties of the Purchasers herein shall not limit or modify the representations and warranties of the Company set forth in this Agreement.

Each Purchaser, severally and not jointly, agrees to indemnify and hold harmless the Company, its officers, directors, and control persons (within the meaning of the Securities Act) from and against any and all damage, loss, liability, cost and expense (including reasonable attorneys' fees) which any of them may incur by reason of any breach of the representations and warranties made by such Purchaser herein; *provided, however,* that each such Purchaser's indemnification obligation pursuant to this Article IV shall, with respect to each such Purchaser, be limited to the aggregate Purchase Price of the Shares paid by such Purchaser pursuant to this Agreement. All representations, warranties and covenants in this Agreement, and the indemnification contained in this Article IV, shall survive any closing hereunder.

The certificates evidencing shares of the Series A Preferred Stock shall be imprinted with a legend in substantially the following form:

"THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES ACT, AND SUCH SHARES CANNOT BE SOLD OR TRANSFERRED EXCEPT PURSUANT TO THE REGISTRATION PROVISIONS OF SUCH ACTS OR AN EXEMPTION THEREFROM.

THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER CONTAINED IN A CERTAIN SECURITIES PURCHASE AGREEMENT, A STOCKHOLDERS AGREEMENT AND/OR A SHAREHOLDERS AGREEMENT BY AND AMONG THE COMPANY AND THE PURCHASER OF SUCH SHARES, COPIES OF WHICH ARE AVAILABLE AT THE PRINCIPAL OFFICES OF THE COMPANY."

ARTICLE V.   CONDITIONS TO PURCHASE

Section 5.1   Purchaser's Conditions on the Initial Closing Date. Each Purchaser's obligation to purchase the Shares to be purchased on the Initial Closing Date by such Purchaser pursuant to this Agreement is subject to compliance by the Company with its agreements herein contained, and to the satisfaction, on or prior to the Initial Closing Date, of the following conditions unless waived in writing by such Purchaser:

Section 5.1.1   Related Agreements. Each of the Related Agreements (other than the Amendment to the Shareholders' Agreement) shall have been executed and delivered in the forms provided for herein, and each of the Related Agreements shall be in full force and effect and no term or condition thereof shall have been amended, modified or waived, except as contemplated hereby. All covenants, agreements and conditions contained in the Related Agreements which are to be performed or complied with by the Company on or prior to the Initial Closing Date shall have been performed or complied with in all material respects (or waived with the prior written consent of such Purchaser).

Section 5.1.2   Charter Documents; Good Standing Certificate. Such Purchaser shall have received from the Company (a) a copy, certified by the Secretary of State of Delaware, of the Amended Certificate of Incorporation of the Company, (b) a copy, certified by a duly authorized officer of the Company to be true and complete as of the Initial Closing Date of the by laws of the Company; and (c) certificates, dated not more than ten days prior to the Initial Closing Date, of the Secretaries of State of Delaware and Missouri, as to the Company's corporate good standing in such states.

Section 5.1.3   Proof of Corporate Action. Such Purchaser shall have received from the Company copies, certified by a duly authorized officer thereof to be true and complete as of the Initial Closing Date, of the records of all corporate action taken by the Company to authorize the execution, delivery and performance of this Agreement and each of the Related Agreements.

Section 5.1.4   Incumbency Certificate. Such Purchaser shall have received from the Company an incumbency certificate, dated the Initial Closing Date, signed by a duly authorized officer thereof and giving the name and bearing a specimen signature of each individual, or a true facsimile thereof, who shall be authorized to sign, in the name and on behalf of the Company, this Agreement and each of the Related Agreements, and to give notices and to take other action on behalf of the Company hereunder.

Section 5.1.5   Legal Opinion. The Purchasers shall have received from Bryan Cave LLP, special counsel to the Company, a favorable opinion dated the Initial Closing Date, substantially in the form of Exhibit D hereto, and covering such other matters with respect to the transactions contemplated by this Agreement as the Purchasers may reasonably request.

Section 5.1.6   Lending Banks. The Company and/or one or more of its Subsidiaries shall have entered into the Forbearance Agreement substantially in the form attached hereto as Exhibit F (Part 1) and such Forbearance Agreement shall continue to be in full force and effect.   In addition, the letter agreements between the Company and certain of its lenders in substantially the form attached hereto as Exhibit F (Part 2) shall continue to be in effect.

Section 5.1.7   Representations   and   Warranties;   Officers'   Certificates.   The representations and warranties of the Company contained or incorporated by reference herein shall be true and correct in all material respects on and as of the Initial Closing Date with the same force and effect as though made on and as of the Initial Closing Date, except for those representations and warranties which relate specifically to a particular date, provided that such representations and warranties were true and correct in all respects as of such date; no event or condition shall have occurred or would result from the issuance of any of the Series A Preferred Stock which would be a Default or an Event of Default, and the Company shall have performed and complied with, in all material respects, all conditions and agreements required to be performed or complied with by it prior to the Closing, and such Purchaser shall have received on the Initial Closing Date, a certificate to these effects signed by an authorized officer of the Company.

Section 5.1.8   Legality; Governmental and Other Authorizations. The purchase of the Shares shall not be prohibited by any law or governmental order or regulation. All necessary consents, approvals, licenses, permits, orders and authorizations of, or registrations, declarations and filings with, any governmental or administrative agency or of or with any other Person, with respect to any of the transactions contemplated by this Agreement or any of the Related Agreements (other than the filings with the SEC required to be made pursuant to Regulation D of the Securities Act), shall have been duly obtained or made and shall be in full force and effect.

Section 5.1.9   Due Diligence. Such Purchaser shall have completed its legal, financial, tax, environmental, accounting and business due diligence review of the Company with the results thereof satisfactory to such Purchaser in its sole discretion.

Section 5.1.10   Payment of Certain Fees and Disbursements. The Purchasers shall have been reimbursed by the Company pursuant to Section 10.1 of this Agreement for all reasonable out-of-pocket costs and expenses (including, but not limited to, the reasonable legal fees of one counsel to certain of the Purchasers, which shall be Fried, Frank, Harris, Shriver & Jacobson, with such fees not to exceed $400,000) incurred by them through the Initial Closing Date in connection with the transactions contemplated by this Agreement. The Company shall not have any obligation to reimburse the Purchasers for any costs or expenses for any legal fees other than the fees to Fried, Frank, Harris, Shriver & Jacobson described above.

Section 5.1.11   SBIC Documentation. The Company shall have executed and delivered to each Purchaser that is a Federal licensee (an "SBIC Investor") under the Small Business Investment Act of 1958, as amended (the "Small Business Act"), upon request of such SBIC Investor, (i) a Size Status Declaration on Form 480 of the United States Small Business Administration ("SBA"), (ii) an Assurance of Compliance on SBA Form 652, (iii) an SBA Certification in substantially the form provided to the Company by such SBIC Investor and (iv) the information required for such SBIC Investor to prepare a Portfolio Financing Report on SBA Form 1031.

Section 5.1.12   Certification of Securities Holdings. The Company shall have provided to Centennial Fund V, L.P. ("Centennial") a certification of the direct and indirect holdings of securities of the Company by certain persons designated by Centennial as required by Centennial's governing documents.

Section 5.1.13   Minimum Investment. The Purchasers shall purchase at least 8,000,000 Shares at the Initial Closing and shall have agreed to purchase subject to the terms and conditions contained in this Agreement, at least 36,666,666 at the Initial Closing and the Second Closing combined.

Section 5.1.14   Stockholder Approval. The Plan of Recapitalization shall have been approved and adopted by (i) holders of at least 66 2/3% of the shares of preferred stock of the Company existing as of the date of such approval and (ii) holders of at least 66 2/3% of all of the shares of common and preferred stock (voting on an as converted basis) of the Company existing as of the date of such approval, voting as a single class.

Section 5.1.15 **Amendment to Notice Provision**. Immediately prior to the consummation of the Plan of Recapitalization, the Amended and Restated Certificate of Incorporation shall be amended, to decrease the number of days of advance notice required to be given to the holders of preferred stock in order to effectuate the Plan of Recapitalization from 20 days advance written notice to 3 days advance written notice. Such amendment shall have been approved and adopted by (i) holders of at least 66 2/3% of the shares of preferred stock of the Company existing as of the date of such approval and (ii) holders of at least 66 2/3% of all of the shares of common and preferred stock (voting on an as converted basis) of the Company existing as of the date of such approval, voting as a single class.

Section 5.1.16 **Amendment to By-Laws**. An amendment to the Company's by-laws substantially in the form attached hereto as <u>Exhibit H</u> shall have been approved by the Board of Directors and the (i) holders of at least 66 2/3% of the shares of preferred stock of the Company existing as of the date of such approval and (ii) holders of at least a majority of all of the shares of common and preferred stock (voting on an as converted basis) of the Company existing as of the date of such approval, voting as a single class.

Section 5.1.17 **Plan of Recapitalization**. All actions required to effectuate the Plan of Recapitalization shall have been completed, including, without limitation, the receipt of any requisite stockholder approval and the filing and effectiveness of the Certificate of Merger.

Section 5.1.18 **General**. All instruments and legal, governmental, administrative and corporate proceedings in connection with the transactions contemplated by this Agreement and the Related Agreements shall be reasonably satisfactory in form and substance to the Purchasers, and the Purchasers shall have received copies of all documents which the Purchasers may have reasonably requested in connection therewith, including, without limitation, records of corporate proceedings, the opinion of counsel contemplated by Section 5.1.5 and any consents, licenses, approvals, permits and orders required to be secured by the Company in connection with the transactions contemplated hereby.

Section 5.2 **The Company's Conditions on the Initial Closing Date**. The Company's obligation to issue and sell the Shares to be purchased on the Initial Closing Date pursuant to this Agreement, are subject to compliance by each Purchaser with its agreements herein contained, and to the satisfaction, on or prior to the Initial Closing Date, of the following conditions:

Section 5.2.1 **Related Agreements**. The Amendment to Stockholders' Agreement and the Amendment to Registration Rights Agreement, in the forms provided for herein, shall have been executed and delivered by each of the Purchasers and by at least such additional stockholders of the Company, if any, as shall be required in order for such amendments to become effective in accordance with their terms, and each of the other Related Agreements shall be in full force and effect and no term or condition thereof shall have been amended, modified or waived except with the prior written consent of the Company. All covenants, agreements and conditions contained in the Related Agreements which are to be performed or complied with by the Purchasers on or prior to the Initial Closing Date shall have been performed or complied with in all material aspects (or waived with the prior written consent of the Company).

Section 5.2.2 **Stockholder Approval**. The Plan of Recapitalization shall have been approved and adopted by (i) holders of at least 66 2/3% of the shares of preferred stock of the Company existing as of the date of such approval and (ii) holders of at least 66 2/3% of all of the shares of common and preferred stock (voting on an as converted basis) of the Company existing as of the date of such approval, voting as a single class.

Section 5.2.3 **Legality; Governmental and Other Authorizations**. The sale of the Shares shall not be prohibited by any law or governmental order or regulation. All necessary consents, approvals, licenses, permits, orders and authorizations of, or registrations, declarations and filings with, any governmental or administrative agency or of or with any other Person, with respect to any of the transactions contemplated by this Agreement or any of the Related Agreements (other than the filings with the SEC required to be made pursuant to Regulation D of the Securities Act), shall have been duly obtained or made and shall be in full force and effect.

Section 5.2.4   **Waiver of Preemptive Rights**. The stockholders of the Company shall have waived any and all preemptive rights pursuant to Section 3 of the Stockholders' Agreement with respect to the sale of the Shares.

Section 5.2.5   **Lending Banks**. The Company and/or one or more of its Subsidiaries shall have entered into the Forbearance Agreement substantially in the form attached hereto as Exhibit F (Part 1) and such Forbearance Agreement shall continue to be in full force and effect.   In addition, the letter agreements between the Company and certain of its lenders in substantially the form attached hereto as Exhibit F (Part 2) shall continue to be in effect.

Section 5.2.6   **Minimum Investment**.   The Purchasers shall purchase at least 8,000,000 Shares at the Initial Closing and shall have agreed to purchase subject to the terms and conditions contained in this Agreement, at least 36,666,666 at the Initial Closing and the Second Closing combined.

Section 5.2.7   **Plan of Recapitalization**.   All actions required to effectuate the Plan of Recapitalization shall have been completed, including, without limitation, the receipt of any requisite stockholder approval and the filing and effectiveness of the Certificate of Merger.

Section 5.2.8   **Amendment to Notice Provision**. Immediately prior to the consummation of the Plan of Recapitalization, the Amended and Restated Certificate of Incorporation shall be amended, to decrease the number of days of advance notice required to be given to the holders of preferred stock in order to effectuate the Plan of Recapitalization from 20 days advance written notice to 3 days advance written notice. Such amendment shall have been approved and adopted by (i) holders of at least 66 2/3% of the shares of preferred stock of the Company existing as of the date of such approval and (ii) holders of at least 66 2/3% of all of the shares of common and preferred stock (voting on an as converted basis) of the Company existing as of the date of such approval, voting as a single class.

Section 5.2.9   **Amendment to By-Laws**.   An amendment to the Company's by-laws substantially in the form attached hereto as Exhibit H shall have been approved by the Board of Directors and the (i) holders of at least 66 2/3% of the shares of preferred stock of the Company existing as of the date of such approval and (ii) holders of at least a majority of all of the shares of common and preferred stock (voting on an as converted basis) of the Company existing as of the date of such approval, voting as a single class.

Section 5.2.10   **General**.   All instruments and legal, governmental and administrative and corporate proceedings in connection with the transactions contemplated by this Agreement and the Related Agreements shall be reasonably satisfactory in form and substance to the Company, and the Company shall have received copies of any consents, licenses, approvals, permits and orders secured by any Purchaser in connection with the transactions contemplated hereby.

Section 5.3   **Purchaser's Conditions on the Second Closing Date**.   Each Purchaser's obligation to purchase the Shares to be purchased on the Second Closing Date by such Purchaser pursuant to this Agreement is subject to compliance by the Company with its agreements herein contained, and to the satisfaction, on or prior to the Second Closing Date, of the following conditions unless waived in writing by such Purchaser:

Section 5.3.1   **Initial Closing**. The Initial Closing shall have occurred.

Section 5.3.2   **Related Agreements**   Each of the Related Agreements (other than the Amendment to Shareholders' Agreement) shall have been executed and delivered in the forms provided for herein, and each of the Related Agreements (other than the Amendment to Shareholders' Agreement) shall be in full force and effect and no term or condition thereof shall have been amended, modified or waived, except as contemplated hereby.   All covenants, agreements and conditions contained in the Related Agreements which are to be performed or complied with by the Company on or prior to the Second Closing Date shall have been performed or complied with in all material respects (or waived with the prior written consent of such Purchaser). In addition, unless this condition is waived by action of the Board of Directors, the Corporation shall have entered into an amendment agreement with Leighton M. Cubbage and Charles S. Houser relating to the $2.03 common stock purchase warrants held by them, in a form approved by the Board of Directors.

Section 5.3.3   **Lending Banks**. The Company and/or one or more of its Subsidiaries shall have entered into such agreements with its senior lenders as may be necessary to effectuate the restructuring of its senior secured debt substantially on the terms provided in the agreements attached hereto as <u>Exhibit F</u> and such restructuring shall have been effectuated prior to or simultaneously with the Second Closing on the Second Closing Date. In addition, the Board of Directors of the Company shall have approved the Amended and Restated Credit Agreement.

Section 5.3.4   **Representations and Warranties; Officers' Certificates**. The representations and warranties of the Company contained or incorporated by reference herein shall be true and correct in all material respects on and as of the Second Closing Date with the same force and effect as though made on and as of the Second Closing Date, except for those representations and warranties which relate specifically to a particular date, provided that such representations and warranties were true and correct in all respects as of such date; no event or condition shall have occurred or would result from the issuance of any of the Series A Preferred Stock which would be a Default or an Event of Default, and the Company shall have performed and complied with, in all material respects, all conditions and agreements required to be performed or complied with by it prior to the Second Closing, and such Purchaser shall have received on the Second Closing Date a certificate to these effects signed by an authorized officer of the Company.

Section 5.3.5   **Acceptance of Revised Business Plan** Such Purchaser shall have provided a notice described in Section 2.4(b) hereof to the Company in accordance with Section 2.4(b) hereof.

Section 5.3.6   **Minimum Investment**. The Purchasers shall purchase an aggregate of at least 36,666,666 Shares at the Initial Closing and the Second Closing combined.

Section 5.3.7   **Legality; Governmental and Other Authorizations**. The purchase of the Shares shall not be prohibited by any law or governmental order or regulation. All necessary consents, approvals, licenses, permits, orders and authorizations of, or registrations, declarations and filings with, any governmental or administrative agency or of or with any other Person, with respect to any of the transactions contemplated by this Agreement or any of the Related Agreements (other than the filings with the SEC required to be made pursuant to Regulation D of the Securities Act with respect to such Second Closing Date purchases), shall have been duly obtained or made and shall be in full force and effect.

Section 5.3.8   **General**. All instruments and legal, governmental, administrative and corporate proceedings in connection with the transactions contemplated by this Agreement and the Related Agreements shall be reasonably satisfactory in form and substance to the Purchasers, and the Purchasers shall have received copies of all documents which the Purchasers may have reasonably requested in connection therewith, including any consents, licenses, approvals, permits and orders required to be secured by the Company in connection with the transactions contemplated hereby.

Section 5.4   **The Company's Conditions on the Second Closing Date**. The Company's obligation to issue and sell the Shares to be purchased on the Second Closing Date pursuant to this Agreement are subject to compliance by each Purchaser with its agreements herein contained, and to the satisfaction, on or prior to the Second Closing Date, of the following conditions:

Section 5.4.1   **Initial Closing**. The Initial Closing shall have occurred.

Section 5.4.2   **Related Agreements**. The Amendment to Stockholders' Agreement and the Amendment to Registration Rights Agreement, in the forms provided for herein, shall have been executed and delivered by each of the Purchasers and by at least such additional stockholders of the Company, if any, as shall be required in order for such amendments to become effective in accordance with their terms, and each of the other Related Agreements shall be in full force and effect and no term or condition thereof shall have been amended, modified or waived except with the prior written consent of the Company. All covenants, agreements and conditions contained in the Related Agreements which are to be performed or complied with by the Purchasers on or prior to the Second Closing Date shall have been performed or complied with in all material aspects (or waived with the prior written consent of the Company).

Section 5.4.3   **Legality; Governmental and Other Authorizations**. The sale of the Shares shall not be prohibited by any law or governmental order or regulation. All necessary consents, approvals, licenses, permits, orders and authorizations of, or registrations, declarations and filings with, any governmental or administrative agency or of or with any other Person, with respect to any of the transactions contemplated by this Agreement or any of the Related Agreements (other than the filings with the SEC required to be made pursuant to Regulation D of the Securities Act), shall have been duly obtained or made and shall be in full force and effect.

Section 5.4.4   **Lending Banks**. The Company and/or one or more of its Subsidiaries shall have entered into such agreements with its senior lenders as may be necessary to effectuate the restructuring of its senior secured debt substantially on the terms provided in the letter agreements attached hereto as Exhibit F (Part 2). In addition, the Board of Directors of the Company shall have approved the Amended and Restated Credit Agreement.

Section 5.4.5   **Minimum Investment**. The Purchasers shall purchase an aggregate of at least 36,666,666 Shares at the Initial Closing and the Second Closing combined.

Section 5.4.6   **Acceptance of Revised Business Plan** The Company shall have received from each Purchaser purchasing Shares on at a Second Closing a notice described in Section 2.4(b) hereof in accordance with Section 2.4(b) hereof.

Section 5.4.7   **General**. All instruments and legal, governmental and administrative and corporate proceedings in connection with the transactions contemplated by this Agreement and the Related Agreements shall be reasonably satisfactory in form and substance to the Company, and the Company shall have received copies of any consents, licenses, approvals, permits and orders secured by any Purchaser in connection with the transactions contemplated hereby.

ARTICLE VI.
COVENANTS APPLICABLE TO THE COMPANY WHILE ANY OF THE SHARES
OF SERIES A PREFERRED STOCK ARE OUTSTANDING

The Company covenants that, so long as any of the shares of Series A Preferred Stock are outstanding, the Company will comply and will cause each of its Subsidiaries to comply with the following provisions unless otherwise consented to in writing by the Majority Holders:

Section 6.1   **Records and Accounts**. Each of the Company and its Subsidiaries will keep true and accurate records and books of account in which full, true and correct entries will be made in accordance with generally accepted accounting principles and will maintain adequate accounts and reserves for all taxes (including income taxes), all depreciation, depletion, obsolescence and amortization of its Properties, all contingencies, and all other reserves, all in accordance with GAAP.

Section 6.2   **Corporate Existence; Subsidiaries; Maintenance of Properties**. The Company and its Subsidiaries will not engage in any business other than providing telecommunications services and those businesses reasonably ancillary thereto. Unless authorized by the Board of Directors each of the Company and its Subsidiaries will (a) preserve and keep in full force and effect its corporate existence, rights and franchises, and (b) maintain all of its Properties used or useful in the conduct of its business in good condition, repair and working order (normal wear and tear excepted) and cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that nothing in this Section 6.2 shall prevent the Company or any of its Subsidiaries from discontinuing the operation and maintenance of any of such Properties if such discontinuance is, in the judgment of the Company, desirable in the conduct of such Person's business and does not in the aggregate materially adversely affect the business of the Company and its Subsidiaries taken as a whole.

Section 6.3   **Insurance**. Each of the Company and its Subsidiaries will maintain with financially sound and reputable insurance companies, funds or underwriters insurance of the kinds, covering the risks and in the relative proportionate amounts which, in the judgment of the Board of Directors, are usually carried by reasonable and prudent companies conducting businesses similar to that of the Company and its Subsidiaries.

Section 6.4   **Taxes and Claims**. Each of the Company and its Subsidiaries will pay and discharge, or cause to be paid and discharged, before the same shall become overdue, all taxes, assessments and other governmental charges imposed upon the Company and its Subsidiaries and their Properties, sales and activities, or any part thereof, or upon the income or profits therefrom, as well as all claims for labor, materials, or supplies, which if unpaid might by law become a Lien upon any of their Properties; provided, however, that any such tax, assessment, charge, levy or claim need not be paid if the validity or amount thereof shall currently be contested in good faith by appropriate proceedings and if the Company or any of its Subsidiaries shall have set aside on its books adequate reserves with respect thereto; and provided, further, that the Company and its Subsidiaries will pay or cause to be paid all such taxes, assessments, charges, levies or claims forthwith upon the commencement of foreclosure on any Lien which may have attached as security therefor.

Section 6.5   **Inspection of Properties and Books**. Upon the request of any holder of Series A Preferred Stock, the Company will furnish such information regarding the business, affairs, prospects and financial condition of the Company and its Subsidiaries as such holder may reasonably request. Each of the Company and its Subsidiaries shall permit any holder of Series A Preferred Stock, or any of its designated representatives, at their respective cost, to visit and inspect any of the properties of the Company and its Subsidiaries, to examine the books of account of the Company and its Subsidiaries (and to make copies thereof and extracts therefrom), and to discuss the affairs, finances and accounts of each of the Company and its Subsidiaries with, and to be advised as to the same by, officers of such Persons, all at such reasonable times and intervals as such holder may reasonably request. At least three days prior to any interview of an officer of such holder, the chief executive officer of the Company shall be notified of such interview and shall be invited to attend such interview. Prior to making any such inspection or conducting any such interviews, such holder of Series A Preferred Stock and its representatives who are making the inspection or conducting the interviews shall execute confidentiality and non-disclosure agreements reasonably acceptable to the Company and its counsel and such holder and its counsel. Each Purchaser listed on Schedule 6.5 shall be entitled to have one representative attend meetings of the Board of Directors as a non-voting observer. In connection therewith, the Company shall provide each such representative with a copy of all notices, minutes, consents and other materials, financial or otherwise, which the Company provides to members of its Board of Directors concurrently with the delivery of such information to the members of its Board of Directors. Participation by such observers in any meeting of the Board of Directors shall be at the reasonable discretion of the Chairman of the Board. Any such observer may be excluded from all or any portion of any meeting in which the Board of Directors is (i) considering matters with respect to which such observer or any Affiliate of such observer has a conflict of interest, (ii) when deemed reasonably advisable by the Chairman of the Board and/or counsel for the Company to preserve an attorney-client privilege or the confidentiality of any other significant matter and (iii) when the Board of Directors by majority vote otherwise resolves to conduct its proceedings in executive session. The Company shall reimburse out-of-pocket expenses only for one representative of the Purchasers listed on Schedule 6.5 that has not designated or nominated, and does not have a contractual right to designate or nominate, a member of the Board of Directors. Each such holder of Series A Preferred Stock that is required to be a "venture capital operating company" as defined in the regulations promulgated under ERISA shall be entitled to consult with and advise management of the Company on significant business issues, including proposed annual operating plans, and to meet with management on a regular basis to review the Company's progress in meeting such operating plans.

Section 6.6   **Compliance with Laws, Contracts, Licenses and Permits**. The Company and each of its Subsidiaries will comply with (a) all applicable laws and regulations, (b) the provisions of its Charter and by-laws, (c) all agreements and instruments by which it or any of its Properties may be bound (including, without limitation, the Related Agreements) (d) all applicable decrees, orders, and judgments and (e) all required approvals, permits and licenses. If at any time while any Series A Preferred Stock is outstanding, any authorization, consent, approval, permit or license from any officer, agency or instrumentality of any government shall become necessary or required in order that any of the Company or its Subsidiaries may lawfully fulfill any of its obligations hereunder, each of the Company and its Subsidiaries will immediately take or cause to be taken all reasonable steps within its power to obtain such authorization, consent, approval, permit or license and furnish the holders of the Series A Preferred Stock with evidence thereof.

Section 6.7   **Employee Benefit Plans**. Neither of the Company nor any ERISA Affiliate will:

(a) engage in any "prohibited transaction" within the meaning of §406 of ERISA or §4975 of the Code;

(b) permit any Guaranteed Pension Plan to incur an "accumulated funding deficiency", as such term is defined in §302 of ERISA, whether or not such deficiency is or may be waived;

(c) fail to contribute to any Guaranteed Pension Plan to an extent which, or terminate any Guaranteed Pension Plan in a manner which, could result in the imposition of a lien or encumbrance on the assets of the Company or any of its Subsidiaries pursuant to §302(f) or §4068 of ERISA; or

(d) permit or take any action which would result in the aggregate benefit liabilities (with the meaning of §4001 of ERISA) of all Guaranteed Pension Plans exceeding the value of the aggregate assets of such

2

plans, disregarding for this purpose the benefit liabilities and assets of any such plan with assets in excess of benefit liabilities.

The Company will (i) promptly upon filing the same with the Department of Labor or the IRS, furnish to each holder of Series A Preferred Stock a copy of the most recent actuarial statement required to be submitted under §103(d) of ERISA and Annual Report, Form 5500, with all required attachments, in respect of each Guaranteed Pension Plan and (ii) promptly upon receipt or dispatch, furnish to each holder of Series A Preferred Stock a copy of any notice, report or demand sent or received in respect of a Guaranteed Pension Plan under §§302, 4041, 4042, 4043, 4063, 4065, 4066 and 4068 of ERISA, or in respect of a Multiemployer Plan, under §§4041A, 4202, 4219, 4242 or 4245 of ERISA.

Section 6.8   **Further Assurances**. The parties will cooperate with each other and execute such further instruments and documents as any party shall reasonably request to carry out the transactions contemplated by this Agreement.

Section 6.9   **Notices**. The Company will promptly notify each holder of Series A Preferred Stock in writing of the occurrence of any Default or Event of Default or if any Person shall give any notice or take any other action in respect of a claimed default (whether or not constituting a Default or an Event of Default) under any of the Related Agreements or any other Default with respect to a material agreement to which the Company or any of its Subsidiaries is a party. The Company also covenants and agrees to promptly provide each holder of Series A Preferred Stock with written notice: (a) upon the Company or any of its Subsidiaries' obtaining knowledge of any violation of any Environmental Law regarding the Property or the operations of the Company or any of its Subsidiaries; (b) upon the Company or any of its Subsidiaries' obtaining knowledge of any potential or known release, or threat of release, of any Hazardous Materials at, from, or into the Property which it reports in writing or is reportable by it in writing to any governmental authority; (c) upon the Company or any of its Subsidiaries' receipt of any notice of violation of any Environmental Laws or of any release or threatened release of Hazardous Materials at, from or into the Property, including a notice or claim of liability or potential responsibility from any third party (including without limitation any federal, state or local governmental officials) and including notice of any formal inquiry, proceeding, demand, investigation or other action with regard to (i) the Company, any of its Subsidiaries or any other Person's operation of the Property or (ii) contamination on, from or into the Property; (d) upon the Company or any of its Subsidiaries' receipt of notice of any investigation or remediation of offsite locations at which the Company, any of its Subsidiaries or any of their predecessors are alleged to have directly or indirectly disposed of Hazardous Materials; or (e) upon the Company or any of its Subsidiaries' obtaining knowledge that any expense or loss has been incurred by such governmental authority in connection with the assessment, containment, removal or remediation of any Hazardous Materials with respect to which the Company or any of its Subsidiaries may be liable or for which a Lien may be imposed on the property.

Section 6.10   **Restrictions on Indebtedness**. Neither the Company nor any of its Subsidiaries will create, incur, assume, guarantee or be or remain liable, contingently or otherwise, with respect to any Indebtedness other than the following ("Permitted Indebtedness"):

    (i)   Indebtedness as set forth in Schedule 6.10 hereto or that is contemplated by the letter agreements attached hereto as Exhibit F (Part 2);

    (ii)   obligations, contingent and otherwise, which in accordance with GAAP are classified on the obligor's balance sheet as liabilities or referred to in the footnotes thereto, which are incurred in the ordinary course of business and not incurred through (A) the borrowing of money, or (B) the obtaining of credit except for credit on an open account basis customarily extended in connection with normal purchases of goods and services; and

    (iii)   any other Indebtedness of the Company and its Subsidiaries which shall be approved by a Supermajority Board Vote.

Section 6.11   **Restrictions on Liens**. Neither the Company nor any of its Subsidiaries will create or incur or suffer to be created or incurred or to exist any Lien of any kind upon any of its Properties or assets of any character whether now owned or hereafter acquired, or upon the income or profits therefrom; or transfer any of such Property or assets or the income or profits therefrom for the purpose of subjecting the same to the payment of Indebtedness or performance of any other obligation in priority to payment of its general creditors; or acquire, or agree or have an option to acquire, any property or assets upon conditional sale or other title retention or purchase money security agreement, device or arrangement; or suffer to exist for a period of more than thirty days after the same shall have been incurred any Indebtedness or claim or demand against it which if unpaid might by law or upon bankruptcy or insolvency, or otherwise, be given any priority whatsoever over its general creditors (other than those claims which the Company is contesting in good faith by appropriate proceedings and as to which the Company shall have set aside on its books adequate reserves with respect thereto); or sell, assign, pledge or otherwise transfer any accounts, contract rights, general intangibles or chattel paper, with or without recourse; provided, however, that the Company and its Subsidiaries may create or incur or suffer to be created or incurred or to exist any of the following ("Permitted Liens"):

(a) Liens to secure taxes, assessments and other government charges or claims for labor, material or supplies in respect of obligations not overdue or due but being contested to the extent permitted by Section 6.4;

(b) Deposits or pledges made in connection with, or to secure payment of, workmen's compensation, unemployment insurance, old age pensions or other social security obligations;

(c) Liens in respect of final judgments or awards against the Company or any of its Subsidiaries in an aggregate amount of not greater than $100,000 (in excess of available insurance recoveries);

(d) Liens of carriers, warehousemen, mechanics and materialmen, and other like Liens;

(e) Encumbrances consisting of easements, rights of way, zoning restrictions, restrictions on the use of real property and irregularities in the title thereto, landlord's or lessor's Liens under leases to which the Company or any of its Subsidiaries is a party, and other minor Liens or encumbrances none of which interferes materially with the use of the property affected in the ordinary conduct of the business of the Company and its Subsidiaries and which defects do not individually or in the aggregate have a material adverse effect on the business, assets, financial condition or prospects of the Company or any of its Subsidiaries;

(f) Any Liens on the assets and Property of the Company or any of its Subsidiaries from time to time securing Permitted Indebtedness;

(g) Any Liens existing on the date of this Agreement and referred to on Schedule 6.11 attached hereto; and

(h) Any other Liens which shall be approved by the Board of Directors by a Supermajority Board Vote.

Section 6.12 **Distributions**. Unless approved by a Supermajority Board Vote, the Company shall not make any Distribution.

Section 6.13 **Merger, Consolidation, Sale of Assets or Other Dispositions**. Without the approval of the Board of Directors by a Supermajority Board Vote, neither the Company nor any of its Subsidiaries will become a party to any merger or consolidation in which the Company and/or its Stockholders do not hold a majority of the voting equity in, and do not control, the surviving entity of such merger or consolidation, or sell, lease, sublease or otherwise transfer or dispose of (including, but not limited to, any sale and leaseback transactions) any substantial portion of its Property to any Person whether directly or indirectly or in a single transaction or a series of related transactions, other than sales of inventory and used equipment in the ordinary course of business consistent with past practices; provided, that, the Company or any wholly-owned Subsidiary may engage in any of the above transactions with the Company or any other wholly-owned Subsidiary without such approval, so long as in the case of any merger or consolidation to which it is a party the Company is the surviving entity.

Section 6.14 **Merger, Consolidation or Other Acquisitions**. Neither the Company nor any Subsidiary shall directly or indirectly, by operation of law or otherwise, become a party to a merger or consolidation in which the Company and/or its Stockholders continue to hold in the aggregate a majority of the voting equity in, or continue to control, the surviving entity of such merger or consolidation, acquire all or substantially all of the assets (other than purchases of inventory made in the ordinary course of the Company's business) or capital stock of, or otherwise combine with, any Person, unless such acquisition is approved by the Board of Directors by a Supermajority Board Vote, provided that the Company or any wholly-owned Subsidiary may engage in any of the above transactions with the Company or any other wholly-owned Subsidiary without such approval, so long as in the case of any merger or consolidation to which it is a party the Company is the surviving entity.

Section 6.15 **Transactions with Affiliates**. Unless approved by the Board of Directors by a Supermajority Board Vote, neither the Company nor any of its Subsidiaries will engage in any transaction with any

Affiliate except for transactions contemplated by the Related Agreements and except for transactions by the Company with any Subsidiary or by any Subsidiary with any other Subsidiary.

Section 6.16 **Investments**. Unless approved by the Board of Directors by a Supermajority Board Vote, the Company will not, and will not permit any of its Subsidiaries to, have outstanding or acquire or commit itself to acquire or hold any Investment except Investments in: (a) marketable direct obligations issued or guaranteed by the United States of America which mature within one year from the date of acquisition thereof or which are subject to a repurchase agreement, exercisable within 90 days from the date of acquisition of such agreement, with any commercial bank or trust company incorporated under the laws of the United States of America or any State thereof or the District of Columbia, (b) commercial paper maturing within one year from the date of acquisition thereof and having, at the date of acquisition thereof, the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Corporation, (c) bankers' acceptances eligible for rediscount under Federal Reserve Board requirements accepted by any commercial bank or trust company referred to in clause (a) hereof and (d) certificates of deposit maturing within one year from the date of acquisition thereof issued by any commercial bank or trust company referred to in clause (a) hereof and having capital and surplus of at least $100,000,000.

Section 6.17 **Joint Ventures**. Neither the Company nor any Subsidiary will cause or consent to any joint venture engaging in any activity which would result in a breach of any representation, warranty, covenant or agreement set forth in this Agreement or which would result in the joint venture being in breach of any representation, warranty, covenant or agreement set forth in this Agreement if the joint venture were a Subsidiary.

Section 6.18 **Payments on Permitted Indebtedness**. Neither the Company nor any of its Subsidiaries shall make (i) any payments of the Indebtedness represented by the Permitted Indebtedness except as specifically required by the terms of the Permitted Indebtedness or (ii) any prepayments (other than mandatory prepayments) of such Permitted Indebtedness. In addition, the Company shall not amend, alter or agree to any such amendment or alteration to the terms and conditions of any of the documents representing the Permitted Indebtedness if such amendment changes the principal amount outstanding, the interest rate or the date of maturity of the Permitted Indebtedness.

Section 6.19 **Response Actions**. The Company covenants and agrees that if any release or disposal of Hazardous Materials shall occur or shall have occurred on its Property, the Company will cause the prompt containment and removal of such Hazardous Materials and remediation of the Property as necessary to comply in all material respects with all Environmental Laws or to preserve in all material respects the value of the Property.

Section 6.20 **Dilution Protection**. Except for purchases and sales of Shares contemplated by this Agreement and except for shares of Common Stock to be issued upon conversion of the Series A Preferred Stock, any options or warrants listed on Schedule 3.5(b) hereof or any other options, warrants or rights issued under the Equity Incentive Plan (including the stock purchase and exchange programs established thereunder), and any capital stock of the Company issued pursuant to Acquisitions approved by the Board of Directors as provided in Section 6.14 hereof, without a Supermajority Board Vote, neither the Company nor any of its Subsidiaries will (a) issue, sell, give away, transfer, pledge, mortgage, assign or otherwise dispose of, grant any rights (either preemptive or other) or options to subscribe for or purchase, enter into any agreements, or issue any warrants, providing for the issuance of, in any such case, any capital stock of the Company or any stock or securities convertible into or exchangeable for any capital stock of the Company or (b) designate any series of Preferred Stock of a class which has been authorized in the Company's Amended Certificate of Incorporation; provided that the foregoing approval shall not be required for the issuance or transfer to the Company or any of its wholly-owned Subsidiaries of securities of any wholly-owned Subsidiary of the Company. Without the affirmative vote of 66-2/3% of the outstanding Common Stock and Preferred Stock (on an as converted basis), voting as a class, the Company will not authorize any additional class of capital stock or increase the number of shares of authorized capital stock from that set forth in Section 3.5 hereof or Schedule 3.5(a) hereto. The Company shall maintain such number of authorized and unissued shares of (x) Common Stock to be issued upon conversion of the Series A Preferred Stock, (y) Common Stock to be issued upon exercise of the warrants or options listed on Schedule 3.5(b), and (z) Common Stock to be issued upon exercise of any options, warrants or rights issued under the Equity Incentive Plan.

Section 6.21 **Annual Statements**. As soon as available and in any event within 90 days after the close of each fiscal year of the Company commencing with the fiscal year ending December 31, 2002, the Company will deliver to each holder of Series A Preferred Stock holding more than 1% of the aggregate of the outstanding Common Stock and Preferred Stock (on an as converted basis): (a) an audited consolidated balance sheet and statement of income and retained earnings and of cash flows of the Company and its Subsidiaries audited to the extent so required by any "big five" independent public accounting firm, as selected by the Company, and (b) consolidated internal unaudited balance sheets and statements of income and retained earnings and of cash flows of each Subsidiary of the Company, in each case showing the financial condition of the Company and/or each Subsidiary of the Company as of the close of such fiscal year and the results of the Company's and/or such Subsidiary's operations during such fiscal year, all on a consolidated basis, and setting forth in comparative form the comparable statements for the previous fiscal year, if any. Each of the audited financial statements delivered hereunder shall be certified by such accounting firm to have been prepared in accordance with generally accepted accounting principles consistently applied, accompanied by the written statement of such firm to the effect that such firm does not know of the existence of any Default or Event of Default, or if such firm shall have obtained knowledge of any such Default or Event of Default or other event, setting forth the nature thereof.

Section 6.22 **Monthly Statements**. Within 30 days after the end of each month commencing with the month ending July 31, 2002, the Company will deliver to each holder of Series A Preferred Stock holding more than 1% of the aggregate of the outstanding Common Stock and Preferred Stock (on an as converted basis): (a) a consolidated internal, unaudited balance sheet and statement of income and retained earnings and of cash flows of the Company as of the end of each such month, and (b) consolidated internal unaudited balance sheets and statements of income and retained earnings and of cash flows of each Subsidiary of the Company, in each case including a comparison of such financial statements to the annual operating budget and projected monthly balance sheets and statements of income delivered pursuant to Section 6.23 hereof and certified by the chief financial officer of the Company to be true and correct and to have been prepared in accordance with GAAP consistently applied (other than such footnotes which may be required by GAAP), subject to normal year-end adjustments described in reasonable detail. Furthermore, in connection with the delivery of the second set of monthly financial statements described above following the Second Closing Date (but in any event, no later than September 30, 2002), the Company will deliver to each holder of Series A Preferred Stock holding more than 1% of the outstanding Common Stock and Preferred Stock (on an as converted basis) a revised Schedule 3.5(a) indicating the number of shares of Common Stock and Preferred Stock of the Company that are issued and outstanding as of the Second Closing Date (assuming that none of the warrants that may be listed or described in Schedule 3.5(b) hereof or other options granted or to be granted pursuant to the Equity Incentive Plan have been exercised on the such date unless any such options or warrants have actually been so exercised).

Section 6.23 **Other Financial Information**. The Company will deliver to each holder of Series A Preferred Stock holding more than 1% of the aggregate of the outstanding Common Stock and Preferred Stock (on an as converted basis) within 30 days prior to the commencement of each fiscal year, (i) an annual operating budget and projected monthly balance sheets and statements of income, (ii) as soon as practical after preparation thereof, complete and correct copies of all quarterly or annual budgetary analyses or forecasts of the Company and its Subsidiaries (if any) prepared by management for the use of the Board of Directors and (iii) updated five-year projections of the Company and its Subsidiaries (if any) prepared by management for the use of the Board of Directors. Promptly after the receipt thereof, the Company will provide to such holders of Series A Preferred Stock copies of any reports as to adequacies in accounting controls submitted by independent accountants with respect to the Company and its Subsidiaries.

Section 6.24 **Officer's Certificates**. Together with delivery of consolidated financial statements of the Company pursuant to Section 6.22 above, the Company shall deliver to each holder of Series A Preferred Stock a certificate of the president, chief financial officer or treasurer of the Company, to the effect that such financial statements are true and correct and were prepared in accordance with GAAP and that such officer has caused the provisions of this Agreement and the Series A Preferred Stock to be reviewed and has no knowledge of any Default or Event of Default, or if such officer has such knowledge, specifying such Default or Event of Default and the nature thereof, and what action the Company has taken, is taking or proposes to take with respect thereto.

Section 6.25 **Notice of Litigation, Defaults, Etc**. The Company will promptly give notice to each holder of Series A Preferred Stock of any litigation or any administrative proceeding to which the Company or any of its Subsidiaries may hereafter become a party which, after giving effect to applicable insurance, may result in any adverse change in the business, assets, prospects or financial condition of the Company and its Subsidiaries taken as a whole. Forthwith upon any officer of the Company obtaining knowledge of any Default or Event of Default hereunder or any default or event of default under any Related Agreement or any agreement relating to any Indebtedness of the Company or any of its Subsidiaries for borrowed money, the Company will furnish a notice specifying the nature and period of existence thereof and what action the Company or any of its Subsidiaries has taken, is taking or proposes to take with respect thereto.

Section 6.26   Charter and By-law Amendments. Except as otherwise specified in this Agreement or as may be contemplated by the Equity Incentive Plan, without the consent of the Majority Holders, the Charter and by-laws of each of the Company and its Subsidiaries (as the same exist on the date hereof) shall not be amended or modified, whether by merger, dissolution or otherwise, if such amendment or modification has, or would, directly or indirectly, adversely affect the rights of holders of the Series A Preferred Stock or the rights or remedies of such holders thereunder or under any of the Related Agreements.

Section 6.27   Proprietary Information and Inventions Agreement. The Company and its Subsidiaries shall each have and enforce a policy requiring each employee with access to proprietary information of the Company or any Subsidiary to enter into a proprietary information and confidentiality and assignment agreement substantially in the form approved by the Board of Directors.

Section 6.28   SBIC Covenants.

(a)   The Company acknowledges that each Purchaser that is an SBIC Investor is subject to regulation by the SBA as a small business investment company.

(b)   As a result of the SBIC Investor's status as Federal licensee, the Company covenants and agrees that, for a period of one year after the Initial Closing Date, the Company shall not make a material change in its primary business activity by becoming involved in real estate financing, project financing, farm land purchasing, relender or reinvestor financing, foreign investment and other businesses as described in 13 C.F.R. Section 107.720, which would make it ineligible for financing as a portfolio company by a small business investment company under 13 C.F.R. Section 107.760(b), a regulation promulgated by the SBA.

(c)   The Company covenants and agrees that proceeds from the SBIC Investor for its purchase of Series A Preferred Stock will be used for working capital purposes or to otherwise finance the growth, modernization or expansion of the Company. The Company shall provide the SBIC Investor and the SBA reasonable access to the Company's books and records for the purpose of confirming the use of such proceeds.

The Company shall provide the SBIC Investor with sufficient information to permit such SBIC Investor to comply with its obligations under the Small Business Act, provided, however that the SBIC Investor agrees that it will protect any information which the Company labels as confidential to the extent permitted by law. For a period of two (2) years following the Initial Closing Date, any submission of financial information under Sections 6.21 and 6.22 to the SBIC Investor shall be accompanied by a certificate of the president, chief executive officer, treasurer or chief financial officer, which certificate shall state that the Company is not in material default under any of its covenants set forth in this Section 6.28.

ARTICLE VII. DEFAULTS

Section 7.1   Events of Default. The Majority Holders will be entitled to exercise the remedies provided in Section 7.2 hereof in accordance with the terms thereof if any one or more of the following events ("Events of Default") shall occur:

(a)   the Company or any of its Subsidiaries shall fail in any material respect to perform or observe any of the covenants, agreements or provisions to be performed or observed by it under this Agreement or any of the Related Agreements (except to the extent such failure is attributable to actions of any holder of Preferred Stock) (other than covenants, agreements or provisions for which a default in the performance or observance thereof is specifically dealt with elsewhere in this Agreement or any Related Agreement) and the continuance of such failure for a period of thirty days after written notice thereof has been given to the Company by the Majority Holders; or

(b)   any material representation or warranty made by the Company or any of its Subsidiaries to any Purchaser in or in connection with this Agreement or any Related Agreement or any amendment thereto shall prove to have been materially false on the date as of which it was made; or

(c)   at any time after the earlier of (I) August 16, 2002 or (II) the date the Forbearance Agreement in the form of Exhibit F (Part 1) has been terminated in accordance with its terms, the Company defaults under any Indebtedness of the Company or any of its Subsidiaries in an amount outstanding which exceeds $1,000,000 in the aggregate, and such default shall continue, without having been duly cured, waived or consented to, beyond the period of grace, if any, therein specified and so as to permit the acceleration thereof, if any acceleration is provided for therein; or

(d)   a final judgment which in the aggregate with other outstanding final judgments against the Company or any of its Subsidiaries exceeds $100,000 (in excess of available insurance recoveries) shall be rendered against such Person and, within 60 days after entry thereof, such judgment shall not have been satisfied and discharged or stayed pending appeal or bonded, or within 60 days after expiration of such stay such judgment shall not have been discharged; or

(e)   the Company or any of its Subsidiaries shall:

(i)   commence a voluntary case under Title 11 of the United States Bankruptcy Code as from time to time in effect, or authorize, by appropriate proceedings of its board of directors or other governing body, the commencement of such a voluntary case;

(ii)   have filed against it a petition commencing an involuntary case under said Title 11 and such petition shall not have been dismissed or stayed within 60 days;

(iii)   seek relief as a debtor under any applicable law, other than said Title 11, of any jurisdiction relating to the liquidation or reorganization of debtors or to the modification or alteration of the rights of creditors, or consent to or acquiesce in such relief;

(iv)   have entered against it an order by a court of competent jurisdiction (x) finding it to be bankrupt or insolvent, (y) ordering or approving its liquidation, reorganization or any modification or alteration of the rights of its creditors, or (z) assuming custody of, or appointing a receiver or other custodian for, all or a substantial part of its property; which order shall not be vacated, denied, set aside, or stayed within 60 days from the date of entry; or

(v)   make an assignment of all or a substantial part of its Property for the benefit of, or enter into a composition with, its creditors, or appoint or consent to the appointment of a receiver or other custodian for all or a substantial part of its Property; or

(f)   with respect to any Guaranteed Pension Plan, an ERISA Reportable Event shall have occurred as a result of which a trustee shall have been appointed by an appropriate United States District Court to administer such Guaranteed Pension Plan or the PBGC shall have instituted proceedings to terminate such Guaranteed Pension Plan, and the Majority Holders shall have determined in their reasonable discretion that such event reasonably could be expected to result in liability of the Company or any of its Subsidiaries to the PBGC or such Guaranteed Pension Plan in an aggregate amount exceeding $100,000.

Section 7.2   **Remedies**. Upon the occurrence of any of the Events of Default under Section 7.1 hereof, in each and every such case, the Majority Holders may proceed to protect and enforce the rights of all such holders by suit in equity, action at law and/or other appropriate proceeding either for specific performance of any covenant, provision or condition contained or incorporated by reference in this Agreement or in aid of the exercise of any power granted in this Agreement, and in addition, at the option of the Majority Holders, the Majority Holders shall have the right to hire an investment banker to and cause the Company to (i) commence an underwritten public offering of all of the Conversion Stock, (ii) assist in obtaining a private buyer for all of the Conversion Stock, (iii) assist in obtaining a buyer for all the outstanding stock of the Company or all or substantially all of the assets of the Company or (iv) assist in effecting any other similar transaction or series of transactions resulting in the disposition of all the stock or all or substantially all of the assets and business of the Company, in each case at a price solely acceptable to the Majority Holders. The Majority Holders shall have the right to (A) to determine the type of transaction to be effected, (B) to give direction to the investment banker, (C) to negotiate and control the sale process and all documentation and (D) to approve the terms and price of any such transaction. In furtherance of the foregoing (and except for an Event of Default under Section 7.1(f) hereof which shall be automatic), the remedies set forth in this Section 7.2 may only be exercised by the action of the Majority Holders, and not by the action of any single holder of Series A Preferred Stock.

Section 7.3   **Waivers**. Each of the Company and its Subsidiaries hereby waives, to the extent not prohibited by applicable law, (a) all presentments, demands for performance and notices of nonperformance (except to the extent specifically required by the provisions hereof or any Related Agreement), and (b) any requirement of diligence or promptness on the part of any holder of Series A Preferred Stock in the enforcement of its rights under the provisions of this Agreement or any Related Agreement.

ARTICLE VIII.   SUBSEQUENT HOLDERS OF SERIES A PREFERRED STOCK

The provisions of this Agreement, the Stockholders' Agreement and the Registration Rights Agreement that are for the benefit of the Purchasers as the holders of any Series A Preferred Stock are, except as otherwise specifically provided in such agreement, also for the benefit of, and enforceable by and binding upon, all subsequent holders of the Series A Preferred Stock, and the provisions of this Agreement, the Stockholders' Agreement and the Registration Rights Agreement that subject the Purchasers to obligations as the holders of any Series A Preferred Stock also subject all subsequent holders of Series A Preferred Stock thereto.

ARTICLE IX.   REGISTRATION AND TRANSFER

Section 9.1   Register; Transfer and Exchange of Series A Preferred Stock. The Company shall keep at its principal office a register in which shall be entered the names and addresses of the holders of the Series A Preferred Stock and the particulars (including without limitation the class thereof, the prices at which each share may be converted into Conversion Stock and the liquidation preference of each share) of the Series A Preferred Stock held by them and of all transfers of Series A Preferred Stock. Upon surrender at such office of any certificate representing shares of Series A Preferred Stock for registration of exchange or transfer, in accordance with the terms hereof or of the Stockholders' Agreement, the Company shall issue, at its expense, one or more new certificates, in such denomination or denominations as may be requested, for such shares of Series A Preferred Stock and registered as such holder may request. Any certificate representing shares of Series A Preferred Stock surrendered for registration of transfer shall be duly endorsed, or accompanied by a written instrument of transfer duly executed by the holder of such certificate or his attorney duly authorized in writing. The Company shall not be responsible for payment of any transfer taxes due upon any such exchange or transfer.

Section 9.2   Replacement of Series A Preferred Stock.   Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of any certificate representing Series A Preferred Stock and, in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Company, or, in the case of such mutilation, upon the surrender of such certificate for cancellation to the Company at its principal office, the Company will execute and deliver, in lieu thereof, a new certificate of like tenor. Any certificate representing Series A Preferred Stock in lieu of which any such new certificate has been so executed and delivered by the Company shall not be deemed to be outstanding for any purpose of this Agreement.

ARTICLE X.   EXPENSES; INDEMNITY

Section 10.1   Expenses.   Whether or not the transactions contemplated by this Agreement shall be consummated, the Company shall pay on demand (accompanied by reasonable supporting details and documentation) all reasonable out-of-pocket fees, costs and expenses incurred by the Purchasers in connection with such transactions hereunder, under any Related Agreements and in connection with any amendments or waivers (whether or not the same become effective) hereof or thereof and, following the occurrence of an Event of Default, all reasonable out-of-pocket expenses incurred by the holders of Series A Preferred Stock in connection with the enforcement of any rights hereunder or with respect to any Series A Preferred Stock. Such fees, costs and expenses shall include without limitation (i) the cost and expenses of preparing and duplicating this Agreement and each Related Agreement; (ii) the cost of delivering to each Purchaser's principal office, insured to such Purchaser's satisfaction, the certificates representing the Series A Preferred Stock issued hereunder and the certificates representing any Common Stock delivered to such Purchaser upon any conversion of any shares of Series A Preferred Stock; (iii) the reasonable fees and out-of-pocket expenses and disbursements of one counsel to certain of the Purchasers, which shall be Fried, Frank, Harris, Shriver & Jacobson (provided that the Company shall not be obligated to pay or reimburse such fees in an amount exceeding $400,000, and such counsel shall promptly notify the Company if such counsel determines that the amount of such fees will exceed $200,000) in connection with the preparation, administration, interpretation or enforcement of this Agreement and the Related Agreements and other instruments mentioned herein, the Initial Closing and the Second Closing, any amendments, modifications, approvals, consents or waivers hereto, thereto or hereunder requested by the Company; (iv) all taxes (other than taxes determined with respect to income and taxes relating to any transfer of the Series A Preferred Stock other than to the Company), including any recording fees and filing fees and documentary stamp and similar taxes at any time payable in respect of this Agreement, or the issuance of any of the Series A Preferred Stock or the Conversion

Stock; (v) all reasonable out-of-pocket expenses associated with any rights of board attendance, and travel and lodging expenses related thereto, incurred by the board designee of the holders of the Series A Preferred Stock; (vi) reasonable travel expenses incurred by the Purchasers in connection with performing their due diligence in connection with the transactions contemplated hereby; and (vii) filing fees for any filings required to be made by any Purchaser pursuant to the Hart-Scott-Rodino Act as a result of the transactions contemplated by this Agreement.

Section 10.2 **Indemnification**. To the fullest extent permitted by applicable law, the Company shall indemnify, exonerate and hold each Purchaser and its (if applicable) general and limited partners and their respective stockholders, officers, directors, employees and agents free and harmless from and against any and all actions, causes of action, suits, losses, liabilities, damages and expenses, including, without limitation, reasonable attorneys' fees and disbursements, incurred by any of the indemnitees as a result of or relating to (i) any transaction to which the Company is a party which is financed or to be financed in whole or in part directly or indirectly with proceeds from the sale of any of the Shares, (ii) without duplication of the reimbursed expenses paid under Section 10.1, the execution, delivery, performance or enforcement of this Agreement (including, without limitation, the breach by the Company of any of its representations or warranties contained in Article III of this Agreement and any failure by the Company or any of its Subsidiaries to comply with any of its covenants hereunder), the Related Agreements or any instrument contemplated hereby or thereby, (iii) any violation of, or liability under, any Environmental Laws with respect to conditions at the Property or the operations conducted thereon, or (iv) the investigation or remediation of offsite locations at which the Company, any of its Subsidiaries or their predecessors are alleged to have directly or indirectly disposed of Hazardous Materials.

Section 10.3 **Brokers' Fees**. The Company shall pay the $750,000 financial advisory fee and expenses of Q Consulting LLC incurred in connection with the Plan of Recapitalization, the debt restructuring contemplated by the letter agreements attached hereto as Exhibit F (Part 2) and the transactions contemplated hereby and shall indemnify the Purchasers with respect thereto. The parties shall indemnify each other against and agree that each will hold the others harmless from any claim, demand or liability for any other broker's, finder's or placement fees or lender's incentive fees alleged to have been incurred by it in connection with the transactions contemplated by this Agreement or the Related Agreements.

Section 10.4 **Survival of Obligations**. The obligations of the parties under this Article X shall survive payment or transfer of the Shares and the termination of this Agreement.

ARTICLE XI. NOTICES

Any notice or other communication in connection with this Agreement, any Related Agreement or the Series A Preferred Stock shall be deemed to be received if in writing (or in the form of a telecopy) addressed as provided below (a) when actually delivered, in person, (b) when telecopied to said address, confirmed by registered or certified mail, (c) when received if delivered by overnight courier, or (d) in the case of delivery by mail, three business days shall have elapsed after the same shall have been deposited in the United States mails, postage prepaid and registered or certified:

(i)   If to the Company, at its principal executive offices, to the attention of the Chief Executive Officer, or at such other address as the Company shall have specified by notice actually received by the addressor,

with copies to:

Bryan Cave LLP
One Metropolitan Square
211 North Broadway, Suite 3600
St. Louis, Missouri 63102
Attention: Denis P. McCusker, Esq.

(ii)   If to any Purchaser, then to its address set forth in the books and records of the Company on the date hereof, or at such other address as such Purchaser shall have specified by notice actually received by the addressor; or

(iii)   If to any other holder of record of Series A Preferred Stock to it at its address set forth in the applicable register referred to in Article IX hereof.

ARTICLE XII. SURVIVAL AND TERMINATION OF COVENANTS, AGREEMENTS, REPRESENTATIONS AND WARRANTIES

All covenants, agreements, representations and warranties made herein or in any Related Agreement shall be deemed to have been relied on by the recipient, notwithstanding any investigation made by the recipient or on the recipient's behalf, and shall survive the execution and delivery of this Agreement and the issuance of the Series A Preferred Stock. Except for the representations and warranties contained herein and as otherwise expressly provided herein or in any such Related Agreement, such covenants, agreements, representations and warranties, shall terminate and be of no further force or effect upon the automatic conversion of the Series A Preferred Stock pursuant to the Amended Certificate of Incorporation of the Company.

ARTICLE XIII. AMENDMENTS AND WAIVERS

Except as otherwise expressly provided herein, any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Majority Holders, respectively. Any amendment or waiver effected in accordance with this Article XIII shall be binding upon the Company and each holder of any Series A Preferred Stock. No course of dealing between the Company or any of its Subsidiaries on the one hand, and the holder of any Series A Preferred Stock, on the other hand, shall operate as a waiver of any rights under this Agreement. No delay or omission in exercising any right under this Agreement shall operate as a waiver of such right or any other right. A waiver on any one occasion shall not be construed as a bar to or waiver of any right or remedy on any other occasion.

ARTICLE XIV. RIGHT TO PUBLICIZE

Each of the parties hereby acknowledges that each party, at its own expense, will have the right to publicly disclose the investments in the Company contemplated hereby, provided, however, that no party may use in a public disclosure the name of any other party without the prior approval by such other party.

ARTICLE XV. WAIVER OF JURY TRIAL

EACH PARTY HEREBY EXPRESSLY WAIVES ANY RIGHT IT MAY HAVE TO A JURY TRIAL IN ANY SUIT, ACTION OR PROCEEDING EXISTING UNDER OR RELATING TO THIS AGREEMENT, THE SERIES A PREFERRED STOCK OR ANY OF THE RELATED AGREEMENTS.

ARTICLE XVI. INCORPORATORS, SHAREHOLDERS, OFFICERS, DIRECTORS, EMPLOYEES AND PARTNERS FREE FROM PERSONAL LIABILITY

No recourse under or upon any obligation, covenant or agreement of this Agreement or of any Related Agreement will be had against any incorporator, shareholder (except for obligations specific to any shareholder under this Agreement or any Related Agreement), officer, director, employee, or partner as such, past, present, or future, of the Company or any holder of Series A Preferred Stock or any predecessor or successor entity, either directly or through the Company or any holder of any Series A Preferred Stock, whether by virtue of any constitution, statute, or rule of law, or by the enforcement of any assessment or penalty or otherwise, it being expressly understood that this Agreement and the other Related Agreements are solely corporate obligations, and no such personal liability whatsoever will attach to, or is or will be incurred by, the incorporators, shareholders (except for obligations specific to any shareholder under this Agreement or any Related Agreement), officers, directors or employees, as such, of the Company or any holder of Series A Preferred Stock or of any predecessor or successor entity, or any of them, under or by reason of the obligations, covenants, or agreements contained in this Agreement and the Related Agreements; provided that nothing in this Article XVI shall eliminate or limit the liability of any incorporator, shareholder, officer, director, employee or partner (i) for breach of fiduciary duty, if any, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware or (iv) for any transaction for which the individual derived an improper personal benefit.

ARTICLE XVII. SCHEDULES

Any matter or item disclosed in any part of a particular Schedule hereto shall be deemed to be disclosed in all parts of the Schedules hereto where such matter is required to be disclosed. Any capitalized term used in the Schedules but not defined therein shall have the meaning ascribed to such term in this Agreement.

ARTICLE XVIII. ENTIRE AGREEMENT; COUNTERPARTS; SECTION HEADINGS

This Agreement and the Related Agreements set forth the entire understanding of the parties hereto with respect to the subject matter hereof and thereof and supersede any prior written or oral understandings with respect thereto. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed as original but all of which together shall constitute one and the same instrument. The headings in this Agreement are for convenience of reference only and shall not alter or otherwise affect the meaning hereof.

ARTICLE XIX. GOVERNING LAW

THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE SUBSTANTIVE LAWS OF THE STATE OF NEW YORK AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE THAT WOULD CAUSE THE APPLICATION OF THE SUBSTANTIVE LAWS OF ANY OTHER STATE, EXCEPT THAT ALL MATTERS RELATIVE TO THE INTERNAL AFFAIRS OF THE COMPANY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE.

ARTICLE XX. SEVERABILITY

If any term or provision of this Agreement or the Series A Preferred Stock, or the application thereof to any Person or circumstance, shall, to any extent, be invalid or unenforceable, the remainder of this Agreement or the Series A Preferred Stock, or its application to other Persons or circumstances, shall not be affected thereby and each term and provision hereof shall be enforced to the fullest extent permitted by law.

If the foregoing corresponds with your understanding of our agreement, kindly sign this letter and the accompanying copies thereof in the appropriate space below and return one counterpart of the same to the Company, at the address first listed above.

ARTICLE XXI. CERTAIN SPECIAL WAIVERS

The Purchasers, as parties to one or more of the Prior Purchase Agreements, hereby agree, notwithstanding anything contained herein, in the Prior Purchase Agreements or anywhere else to the contrary, to waive the Company's compliance with Section 7.18 of each such Prior Purchase Agreement in connection with the transactions contemplated hereby, including without limitation, debt restructuring described in Section 5.1.6 hereof.

The Purchasers, as parties to this Agreement and the Stockholders' Agreement, hereby agree that, notwithstanding anything contained herein, in the Stockholders' Agreement or anywhere else to the contrary, and subject to the approval of the Board of Directors or the Compensation Committee of the Board of Directors (a) the Company shall be entitled to issue and sell to one or more institutional investors approved by the Board of Directors which are "accredited investors" (as defined in Rule 501 of Regulation D promulgated under the Securities Act) up to 10,000,000 shares of Series A Preferred Stock at a purchase price of $1.50 per Share and (b) the Company shall be entitled to issue and sell to its employees who are shareholders of the Company on the date of this Agreement additional Shares representing their pro rata shares of the offering, calculated on the same bases as such pro rata shares have been calculated in respect of the Purchasers hereunder, at a purchase price of $1.50 per share, but that such purchases may be financed through a loan program or other employee incentive program approved by the Compensation Committee of the Board of Directors. The Purchasers hereby agree that, notwithstanding anything contained herein, in the Stockholders' Agreement or elsewhere to the contrary, the Company shall not be required to offer all or any portion of any such additional Shares to the Purchasers or the other stockholders of the Company and each Purchaser hereby waives any and all preemptive rights that such Purchaser may otherwise be entitled to pursuant to the terms of Section 3 of the Stockholders' Agreement with respect thereto.

ARTICLE XXII.   AMENDMENT OF SERIES D PURCHASE AGREEMENT

The Purchasers, as parties to the Series D Purchase Agreement, and the Company hereby amend the Series D Purchase Agreement by addition of the following Article XXIV:

"Article XXIV. Termination of Covenants Under Certain Circumstances

Notwithstanding anything herein to the contrary, the holders of the Series D Warrants shall no longer be entitled to the benefits and protections of the covenants contained in Article VII hereof in the event that the Series D Warrants become exercisable into shares of common stock."

Very truly yours,

NUVOX, INC.

By: /s/ John P. Denneen _____
    John P. Denneen, Executive Vice President -
    Corporate Development and Legal Affairs and Secretary

Accepted and agreed to as of the date first written above:

[Signatures of Purchasers]

List of Schedules

1	Pro Rata Share of each Stockholder
3.1	States of Qualification
3.4	Third Party Consents
3.5	(a)Capitalization
3.5	(b)Options
3.5(c)	Purchasers Who Are Not Current Stockholders
3.6	Subsidiaries
3.7	December 31, 2001, June 30, 2002 and Pro Forma Balance Sheet
3.8	Absence of Certain Developments
3.10	Indebtedness to and from Affiliates
3.11	Licenses, etc.
3.13	Leases
3.14	Litigation
3.16	Defaults
3.18	Employee Benefit Plans
3.20	Employment Contracts, Labor Relations
3.22	Necessary Property
3.23	Transaction Costs
3.27	Authorizations
3.28	Compliance With Law
3.29	Acquisition Agreements
3.30	Material Contracts and Obligations
4.1(i)	Risk Factors
4.1(iii)	Unaccredited Investors
4.1(viii)	Written Materials
6.5	Purchasers with Observer Rights
6.10	Additional Indebtedness
6.11	Liens

AMENDMENT TO
SECURITIES PURCHASE AGREEMENT

THIS AMENDMENT TO SECURITIES PURCHASE AGREEMENT (this "Amendment") by and among NuVox, Inc., a Delaware corporation (the "Company"), and the Purchasers of Series A Preferred Stock of the Company who have executed this Amendment, is made as of July 13, 2002.

Background

a.   The Company and the Purchasers entered into a Securities Purchase Agreement dated as of July 9, 2002 (the "Securities Purchase Agreement") pursuant to which the Company issued and sold and the Purchasers purchased shares of Series A Preferred Stock. Capitalized terms used but not defined herein shall have the meaning given them in the Securities Purchase Agreement.

b.   The parties desire to amend the Securities Purchase Agreement in certain respects.

Agreement

On the basis of the foregoing, the parties agree as follows:

1.   **Amendments to Agreement**. The Securities Purchase Agreement is hereby amended as follows:

(a) The second sentence of Section 2.4(b) of the Securities Purchase Agreement is amended to read in its entirety as follows:

"Each Purchaser which finds the Revised Financial Model to be acceptable, or which finds the Revised Financial Model to be unacceptable but nonetheless desires to purchase Shares at the Second Closing, shall notify the Company in writing, or by electronic transmission, by 5:00 p.m., CDT on the date that is two calendar days prior to the scheduled Second Closing Date (as specified in the Company's notice referred to in paragraph (a) above) that such Purchaser either (i) finds the Revised Financial Model acceptable and desires to purchase the Shares specified in such notice from such Purchaser at the Second Closing (which number of Shares may be the same or fewer than the number of Shares set forth next to such Purchaser's name on Exhibit A under the column "Second Closing Date Shares") or (ii) finds the Revised Financial Model unacceptable, but nonetheless desires to purchase the Shares specified in such notice from such Purchaser at the Second Closing (which number of Shares may be the same as or fewer than the number of Shares set forth next to such Purchaser's name on Exhibit A under the column "Second Closing Date Shares")."

(b) Section 2.4(c) of the Securities Purchase Agreement is amended to read in its entirety as follows:

"Subject to Section 2.4(b) above and subject to satisfaction of the conditions specified in Section 5.3, each Purchaser which has provided a notice to the Company in the manner set forth in Section 2.4(b) above shall be obligated to purchase on the Second Closing Date (or such later date as may have been agreed to by the Company and the Purchasers) the lesser of the number of Shares set forth next to such Purchaser's name on Exhibit A under the column "Second Closing Date Shares," or such number of Shares as may be specified by the Purchaser pursuant to Section 2.4(b)."

(c) Section 5.3.3 is amended to read in its entirety as follows:

"**Section 5.3.3   Lending Banks**. The Company and/or one or more of its Subsidiaries shall have entered into such agreements with its senior lenders as may be necessary to effectuate the restructuring of its senior secured debt substantially on the terms provided in the agreements attached hereto as Exhibit F and such restructuring shall have been effectuated prior to or simultaneously with the Second Closing on the Second Closing Date. In addition, the Board of Directors of the Company shall have approved the Amended and Restated Credit Agreement."

(d) Schedule 3.5a is amended to read in its entirety as set forth on Exhibit A to this Amendment.

(e) Schedule 3.14 is amended to read in its entirety as set forth on Exhibit B to this Amendment.

Signature Page to SPA Amendment

(f) Schedule 4.1(iii) is amended to read in its entirety as set forth on <u>Exhibit C</u> to this Amendment.

2.   Effectiveness of Amendment.

This Amendment shall become effective when executed by the Company and when the Company shall have received counterparts of this Amendment signed by the Majority Holders in accordance with Section XIII of the Securities Purchase Agreement.

3.   Affirmation of Agreement.

Except as amended hereby, the Securities Purchase Agreement shall remain in effect in accordance with its terms.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date indicated above.

NUVOX, INC.

By: /s/ John P. Denneen
        John P. Denneen, Executive Vice President – Corporate
        Development and Legal Affairs and Secretary

[*Signatures of Purchasers Follow*]

Exhibit A

(See Attached)

Exhibit B

(See Attached.)

Exhibit C

(See Attached.)

SECOND AMENDMENT TO
SECURITIES PURCHASE AGREEMENT

THIS SECOND AMENDMENT TO SECURITIES PURCHASE AGREEMENT (this "Amendment") by and among NuVox, Inc., a Delaware corporation (the "Company"), and the Purchasers of Series A Preferred Stock of the Company who have executed this Amendment, is made as of August 9, 2002.

Background

a.   The Company and the Purchasers entered into a Securities Purchase Agreement dated as of July 9, 2002, as amended by the Amendment to the Securities Purchase Agreement dated July 13, 2002 (collectively, the "Securities Purchase Agreement") pursuant to which the Company issued and sold and the Purchasers purchased shares of Series A Preferred Stock. Capitalized terms used but not defined herein shall have the meaning given them in the Securities Purchase Agreement.

b.   The parties desire to amend the Securities Purchase Agreement in certain respects.

Agreement

On the basis of the foregoing, the parties agree as follows:

1.   **Amendments to Agreement**. The Securities Purchase Agreement is hereby amended as follows:

(a) Section 2.4(d) of the Securities Purchase Agreement is amended to read in its entirety as follows:

"The maximum number of Shares which the Company will issue and sell in the Initial Closing and the Second Closing, taken together, will not exceed 56,666,666. If the total number of Shares to be issued on the Initial Closing Date and the Second Closing Date pursuant to subscriptions reflected on Exhibit A hereto (taking into account all elections made by the Purchasers under Section 2.4(b) above) shall be less than 50,000,000, the Company may issue and sell all or a portion of the number of such excess Shares (which number of excess Shares shall be equal to 50,000,000 minus such total number of Shares) (the "Excess Shares") on the Second Closing Date or at one or more subsequent Second Closings hereunder, at the same purchase price and otherwise on substantially the same terms as are provided herein. Notice of any such proposed issuance and sale shall be given to each Purchaser which has (or whose Affiliated Investor(s) have)

> (i) purchased, at the Initial Closing, the number of Shares, if any, indicated in respect of such Purchaser on Schedule 1 hereto under "First Tranche" and

> (ii) elected pursuant to Section 2.4(b) to purchase on the Second Closing Date at least the number of Shares which such Purchaser subscribed to purchase in the second tranche hereunder.

Such notice may be given by the Company to each such Purchaser by delivery, electronic mail, fax or telephone (promptly confirmed in writing) to the address or other contact information as shall previously have been provided to the Company by such Purchaser. Each such Purchaser (or its Affiliated Investor) shall be given the right to subscribe to such number of additional Shares as such Purchaser (or its Affiliated Investor) shall elect by written or electronic notice given to the Company within such time period (provided such time period is not less than 24 hours after the giving of the notice referred to in the preceding sentence) as the Company shall specify, in such form as the Company shall specify. In case of oversubscription, the Excess Shares to be offered and sold under this paragraph shall first be allocated among the participating Purchasers (or their Affiliated Investors) pro rata to the numbers shown in respect of such Purchasers on Schedule 1 hereto under "Total–Series A Allocation Shares," and any remaining Excess Shares shall be allocated among the Purchasers (or their Affiliated Investors) who have subscribed for more than such pro rata shares, pro rata to the numbers of Excess Shares they have subscribed for under this paragraph."

2.   **Effectiveness of Amendment**.

This Amendment shall become effective when executed by the Company and when the Company shall have received counterparts of this Amendment signed by the Majority Holders in accordance with Section XIII of the Securities Purchase Agreement.

3.   **Affirmation of Agreement**.

Except as amended hereby, the Securities Purchase Agreement shall remain in effect in accordance with its terms.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date indicated above.

NUVOX, INC.

By: /s/ John P. Denneen
    John P. Denneen, Executive Vice President – Corporate
    Development and Legal Affairs and Secretary

[*Signatures of Purchasers Follow*]

AGREEMENT AND PLAN OF MERGER AND RECAPITALIZATION

BY AND BETWEEN

NUVOX, INC.

AND

NUVOX COMMUNICATIONS OF TEXAS, INC.

JULY 9, 2002

TABLE OF CONTENTS

EXHIBITS

EXHIBIT A   Certificate of Merger
EXHIBIT B   Certificate of Incorporation of the Surviving Corporation

AGREEMENT AND PLAN OF MERGER AND RECAPITALIZATION

This AGREEMENT AND PLAN OF MERGER AND RECAPITALIZATION (this "Agreement") is made and entered into as of July 9, 2002, by and between NuVox, Inc., a Delaware corporation (the "Company"), and NuVox Communications of Texas, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of the Company ("Merger Sub").

RECITALS

WHEREAS, the Boards of Directors of the Company and Merger Sub believe it is in the best interests of their respective corporations and the stockholders of their respective corporations that the Company and Merger Sub combine into a single corporation through the statutory merger of Merger Sub with and into the Company (the "Merger") and, in furtherance thereof, have approved the Merger;

WHEREAS, pursuant to the Merger, all of the assets, rights, debts, liabilities and obligations of each of the Company and Merger Sub shall become the assets, rights, debts, liabilities and obligations of the Surviving Corporation (as defined below);

WHEREAS, the authorized capital stock of the Company consists of 900,000,000 shares of common stock, par value $.01 per share (the "Common Stock"), and 800,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"). Of the Preferred Stock, 26,850,000 shares are designated as Series A Convertible Preferred Stock (the "Series A Preferred Stock"), 3,125,000 shares are designated as Series A-1 Convertible Preferred Stock (the "Series A-1 Preferred Stock"), 30,430,612 shares are designated as Series B Convertible Preferred Stock (the "Series B Preferred Stock"), 5,374,481 shares are designated as Series C-1 Convertible Preferred Stock (the "Series C-1 Preferred Stock"), 15,786,710 shares are designated as Series C-2 Convertible Preferred Stock (the "Series C-2 Preferred Stock"), 17,735,703 shares are designated as Series C-3 Convertible Preferred Stock (the "Series C-3 Preferred Stock"), 155,000,000 shares are designated as Series D Convertible Preferred Stock (the "Series D Preferred Stock"), 80,550,000 shares are designated as Series E-1 Convertible Preferred Stock (the "Series E-1 Preferred Stock"), 12,500,000 shares are designated as Series E-2 Convertible Preferred Stock (the "Series E-2 Preferred Stock"), 133,284,618 shares are designated as Series E-3 Convertible Preferred Stock (the "Series E-3 Preferred Stock"), 16,486,756 shares are designated as Series E-4 Convertible Preferred Stock (the "Series E-4 Preferred Stock"), 281,415 shares are designated as Series E-5 Convertible Preferred Stock (the "Series E-5 Preferred Stock"), 681,793 shares are designated as Series E-6 Convertible Preferred Stock (the "Series E-6 Preferred Stock"), 5,180,000 shares are designated as Series E-7 Convertible Preferred Stock (the "Series E-7 Preferred Stock"), 663,599 shares are designated as Series E-8 Convertible Preferred Stock (the "Series E-8 Preferred Stock"), 1,388,154 shares are designated as Series E-9 Convertible Preferred Stock (the "Series E-9 Preferred Stock"), 5,202,623 shares are designated as Series E-10 Convertible Preferred Stock (the "Series E-10 Preferred Stock"), 221,200 shares are designated as Series E-11 Convertible Preferred Stock (the "Series E-11 Preferred Stock"), 213,014,284 shares are designated as Series E-12 Convertible Preferred Stock (the "Series E-12 Preferred Stock"), 24,000,000 shares are designated as Series F-1 Convertible Preferred Stock (the "Series F-1 Preferred Stock"), and 50,243,052 shares of Preferred Stock remain to be designated;

WHEREAS, following the Merger, the authorized capital stock of the Surviving Corporation will consist of 500,000,000 shares of common stock, $.01 par value per share (the "Surviving Corporation Common Stock"), and 400,000,000 shares of preferred stock, $.01 par value per share (the "Surviving Corporation Preferred Stock"), of which 100,000,000 shares will be designated as Series A Convertible Preferred Stock;

WHEREAS, the Company and Merger Sub desire to make certain representations, warranties and other agreements in connection with the Merger as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and representations set forth herein, and for other good and valuable consideration, the parties hereto agree as follows:

ARTICLE 1 THE PLAN OF RECAPITALIZATION

1.1   The Plan of Recapitalization. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation".

1.2   Closing; Effective Time. The closing of the transactions contemplated hereby (the "Closing") shall be conditioned upon and shall take place as soon as practicable after the satisfaction of the condition precedent described in Section 5.1.14 of that certain Securities Purchase Agreement (the "Purchase Agreement") dated as of July 9, 2002 by and among the Company and the purchasers named therein (the "Closing Date"). The Closing shall take place at the offices of Bryan Cave LLP, 211 N. Broadway, St. Louis, Missouri 63102 or at such other location as the parties hereto agree. In connection with the Closing, the parties hereto shall cause the Merger to be consummated by filing the certificate of Merger, in the form attached hereto as Exhibit A (the "Certificate of Merger"), with the Secretary of State of Delaware in accordance with the relevant provisions of the DGCL (the time of such filing with the Secretary of State of Delaware being the "Effective Time").

1.3   Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers, leases and franchises of each of the Company and Merger Sub shall vest in the Surviving Corporation (but no disposition of property of the Company shall occur), and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

1.4   Certificate of Incorporation; Bylaws.

(a) At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended to read as set forth in Exhibit B ("Surviving Corporation's Restated Certificate").

(b) The Bylaws of the Company as in effect immediately prior to the Effective Date shall continue in full force and effect as the Bylaws of the Surviving Corporation until duly amended in accordance with the provisions thereof and applicable law.

1.5   Directors and Officers. At the Effective Time, the directors of the Company, as in office immediately prior to the Effective Time, shall be the directors of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified. At the Effective Time, the officers of the Company, as in office immediately prior to the Effective Time, shall be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified.

1.6   Effect on Company Securities.

(a) Treatment of Capital Stock. Subject to Section 1.6(c) and Section 1.8, by virtue of the Merger and without any action on the part of the Company or Merger Sub or the stockholders of any of the foregoing, the shares of the constituent corporations shall be treated as follows:

(i)   each share of Company Common Stock issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into the right to receive 1/100 share of Surviving Corporation Common Stock;

(ii)   each share of Company Preferred Stock issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into the right to receive the shares of the Surviving Corporation Common Stock as indicted in the following table:

Series	No. of Shares of Common Stock into which each Share shall be Converted
B	0.03415
C-1	0.02583
C-2	0.02974
C-3	0.03072
D	0.01000
E-1	0.01000
E-2	0.01000

2

E-3	0.01000
E-4	0.01000
E-5	0.01000
E-6	0.01000
E-7	0.01000
E-8	0.01000
E-9	0.01000
E-10	0.01000
E-11	0.01000
E-12	0.01000

(b) Cancellation of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding at the Effective Time, together with all stock certificates evidencing such shares, shall cease to be outstanding and shall be cancelled and each certificate therefor shall be null and void and no consideration of any kind shall be delivered in exchange therefor under this Agreement.

(c) No Fractional Shares of Surviving Corporation Common Stock. The Surviving Corporation will not issue certificates representing fractional shares of Surviving Corporation Common Stock, and any faction resulting from the application of the provisions of this Section 1.6 shall be rounded up to the nearest full share.

(d) Certificates Evidencing Shares of Capital Stock. From and after the Effective Time, each stock certificate evidencing issued and outstanding shares of Company Common Stock or Preferred Stock shall evidence the right to receive shares of Surviving Corporation Common Stock, as set forth in Section 1.6.

1.7   Procedures.

(a) Promptly after the Effective Time, the Company shall provide that number of shares of Surviving Corporation Common Stock that is due to each former holder of Company Common Stock or Preferred Stock in accordance with this Agreement. Promptly after the Effective Time, the Surviving Corporation shall mail to each holder of record of a certificate or certificates which represented issued and outstanding shares of Company Common Stock or Preferred Stock immediately prior to the Effective Time (each a "Certificate"), appropriate transmittal materials and instructions in customary form (which shall specify that delivery shall be effected, and risk of loss and title to such Certificates shall pass, only upon proper delivery of such Certificates to the Surviving Corporation). The Certificates so delivered shall be duly endorsed as the Surviving Corporation may require. If any Certificate shall have been lost, stolen, mislaid or destroyed, upon receipt of (i) an affidavit of that fact from the holder claiming such Certificate to be lost, mislaid, stolen or destroyed, (ii) such security or indemnity as the Surviving Corporation may reasonably require and (iii) any other documents reasonably necessary to evidence and effect the bona fide exchange thereof, the Company shall issue to such holder the applicable consideration payable with respect to the shares represented by such lost, stolen, mislaid or destroyed Certificate.

(b) After the Effective Time, upon surrender to the Surviving Corporation of a Certificate or Certificates by a holder thereof, together with a letter of transmittal, duly completed and executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the Surviving Corporation shall promptly deliver to the holder of such Certificate or Certificates, in exchange therefor, the consideration that such holder has the right to receive in respect of the shares of Company capital stock formerly represented by the Certificate or Certificates surrendered by such holder (after taking into account all of the shares of Company capital stock held by such holder as of the Effective Time). The Company shall not be obligated to deliver the applicable consideration to which any former holder of Company capital stock is entitled as a result of the Merger until such holder surrenders such holder's Certificate or Certificates as provided in this Section 1.7.

(c) Any other provision of this Agreement notwithstanding, the Surviving Corporation shall not be liable to a holder of Company capital stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.

1.8   Dissenters' Rights. Notwithstanding anything in this Agreement to the contrary, shares of capital stock of the Company which are held by stockholders who have properly and timely perfected appraisal rights under Section 262 of the DGCL shall not be converted into or be exchangeable for the right to receive the consideration described in Section 1.6 hereof (unless and untl such holder shall have effectively withdrawn or lost his, her or its right to approaisal and payment under the DGCL) but shall be converted into the right to receive such cash consideration as may be properly determined and payable to such holder as provided in the DGCL.

1.9 <u>Treatment of Options and Warrants</u>. At the Effective Time, the terms of each then outstanding and unexercised warrant or option exercisable for shares of Company Common Stock or Preferred Stock (collectively, "Company Options") shall be adjusted in accordance with the terms of such Company Option to reflect the consummation of the Merger.

ARTICLE 2 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Merger Sub as follows:

2.1 <u>Organization, Good Standing and Qualification</u>. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own its properties and assets, to carry on its business as now conducted and to enter into and perform this Agreement.

2.2 <u>Authority</u>. The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, other than the required stockholder votes. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

2.3 <u>Compliance with Other Instruments</u>. To the knowledge of the Company, the Company is not in violation of or default under any provisions of the Company's Certificate of Incorporation or Bylaws, each as in effect immediately prior to the Effective Time, or any material instrument, judgment, order, writ, decree or material contract to which it is a party or by which it or its assets or properties is bound, or, any foreign, federal or state statute, rule or regulation applicable to the Company, in any such case, to the extent that any such violation or default would materially adversely affect the business, operations or financial condition of the Company and its subsidiaries taken as a whole. To the knowledge of the Company, the execution, delivery and performance of this Agreement do not and the consummation of the transactions contemplated hereby will not result in any such violation or default under (i) any provision of the Company's Certificate of Incorporation or Bylaws, (ii) any material instrument, judgment, order, writ, decree or contract to which it is a party or by which it or its assets or properties is bound or (iii) any federal or state statute, rule or regulation applicable to the Company, nor result in the creation of any material lien, charge or encumbrance upon any assets of the Company.

2.4 <u>Required Filings and Consents</u> The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, order authorization, registration or permit of, or filing with or notification to, any governmental entity, except for the filing and recordation of appropriate merger documents as required by DGCL.

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF MERGER SUB

Merger Sub represents and warrants to the Company as follows:

3.1 <u>Organization, Good Standing and Qualification</u>. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own its properties and assets, to carry on its business as now conducted and to enter into and perform this Agreement.

3.2 <u>Authority</u>. Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Merger Sub. This Agreement has been duly executed and delivered by Merger Sub and constitutes the valid and binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms.

3.3 <u>Compliance with Other Instruments</u>. To the knowledge of the Merger Sub, the Merger Sub is not in violation of or default under any provisions of the Merger Sub's Certificate of Incorporation or Bylaws, each as in effect immediately prior to the Effective Time, or any material instrument, judgment, order, writ, decree or material contract to which it is a party or by which it or its assets or properties is bound, or, any foreign, federal or state statute, rule or regulation applicable to the Merger Sub, in any such case, to the extent that any such violation or default would materially adversely affect the business, operations or financial condition of the Merger Sub and its subsidiaries taken as a whole. To the knowledge of the Merger Sub, the execution, delivery and performance of this Agreement do not and the consummation of the transactions contemplated hereby will not result in any such violation or default under (i) any provision of the Merger Sub's Certificate of Incorporation or Bylaws, (ii) any material instrument, judgment, order, writ, decree or contract to which it is a party or by which it or its assets or properties is bound or (iii) any federal or state statute, rule or regulation applicable to the Merger Sub, nor result in the creation of any material lien, charge or encumbrance upon any assets of the Merger Sub.

3.4   Required Filings and Consents. The execution and delivery of this Agreement by Merger Sub does not, and the performance of this Agreement by Merger Sub will not, require any consent, approval, order, authorization, registration or permit of, or filing with or notification to, any governmental entity, except for the filing and recordation of appropriate merger documents as required by the DGCL.

ARTICLE 4 ADDITIONAL AGREEMENTS

4.1   Consents; Cooperation. Each of the Company and Merger Sub shall promptly apply for or otherwise seek, and use its commercially reasonable efforts to obtain, all consents and approvals required to be obtained by it for the consummation of the Merger. Each of the Company and Merger Sub shall use its commercially reasonable efforts to obtain all necessary consents, waivers and approvals under any of its material contracts in connection with the Merger for the assignment thereof or otherwise.

4.2   Legal Requirements. Each of the Company and Merger Sub will take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement, will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement and will take all reasonable actions necessary to obtain (and will cooperate with the other party hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any governmental entity or other person required to be obtained or made in connection with the taking of any action contemplated by this Agreement.

4.3   Commercially Reasonable Efforts and Further Assurances. Each of the parties to this Agreement shall use its commercially reasonable efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement. Each party hereto, at the reasonable request of the other party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

ARTICLE 5 EXTENSION, WAIVER AND AMENDMENT

5.1   Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

5.2   Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time. This Agreement may not be amended except by an instrument set forth in writing and signed by each of the parties hereto.

ARTICLE 6 GENERAL PROVISIONS

6.1   Non-Survival at Effective Time. The agreements, representations and warranties set forth in this Agreement shall terminate at the Effective Time, except that the agreements set forth in Section 4.4 (Commercially Reasonable Efforts and Further Assurances) and this Article 6 shall survive the Effective Time and the Closing pursuant to their terms or until the expiration of the applicable statute of limitations.

6.2   Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

6.3   Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the exhibits hereto (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and shall survive any termination of this Agreement or the Closing, in accordance with its terms; and (b) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

6.4   Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision will be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision was so excluded and shall be enforceable in accordance with its terms.

6.5   Governing Law. This Agreement shall be governed by and construed under the laws of the State of Delaware as applied to agreements among Delaware residents entered into and to be performed entirely within Delaware.

6.6   Termination by Board of Directors. Notwithstanding anything herein to the contrary, including the approval of this Agreement by the stockholders of the Company and/or Merger Sub, this Agreement may be terminated by the Company's or Merger Sub's board of directors, as the case may be, at any time prior to the filing and effectiveness of this Agreement in accordance with Section 103 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Company and Merger Sub have caused this Agreement to be executed and delivered by their duly authorized officers as of the date first written above.

THE COMPANY:

NUVOX, INC.

By:/s/John P. Denneen
      John P. Denneen, Executive Vice President –
      Corporate Development and Legal Affairs and Secretary

MERGER SUB:

NUVOX COMMUNICATIONS OF TEXAS, INC.

By: /s/ John P. Denneen

Name: John P. Denneen

Title: Executive Vice President

STATE OF DELAWARE
CERTIFICATE OF MERGER OF
DOMESTIC CORPORATIONS

Pursuant to Title 8, Section 251(c) of the Delaware General Corporation Law, the undersigned corporation executed the following Certificate of Merger:

FIRST: The name of the surviving corporation is NuVox, Inc., and the name of the corporation being merged into this surviving corporation is NuVox Communications of Texas, Inc.

SECOND: The Merger Agreement has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with the provisions of Section 251(c) of the Delaware General Corporation Law.

THIRD: The name of the surviving corporation is NuVox, Inc., a Delaware corporation.

FOURTH: The Amended and Restated Certificate of Incorporation of the surviving corporation shall be amended in its entirety and is attached hereto as Exhibit A.

FIFTH: The Merger Agreement is on file at 16090 Swingley Ridge Road, Suite 500, Chesterfield, Missouri 63017, the place of business of the surviving corporation.

SIXTH: A copy of the Merger Agreement will be furnished by the surviving corporation on request, without cost, to any stockholder of the constituent corporations.

IN WITNESS WHEREOF, said surviving corporation has caused this certificate to be signed by an authorized officer, the 9th day of July, A.D., 2002.

By:_____

Name: David L. Solomon

   Title: Chief Executive Officer

EXHIBIT B

Certificate of Incorporation of the Surviving Corporation

Exhibit (d)(1)(F)

COMPOSITE CONFORMED COPY

AMENDED AND RESTATED STOCKHOLDERS' AGREEMENT

AMONG

NUVOX, INC.

AND

ITS STOCKHOLDERS

DATED AS OF MARCH 31, 2001
(As amended September 20, 2001, July 9, 2002
and December 31, 2002)

TABLE OF CONTENTS

AMENDED AND RESTATED STOCKHOLDERS' AGREEMENT

This Amended and Restated Stockholders' Agreement dated as of March 31, 2000, as amended by Agreements dated September 20, 2001, July 9, 2002 and December 31, 2002 (this "Agreement') is among NuVox, Inc. (formerly known as Gabriel Communications, Inc.), a Delaware corporation (the "Company"), and the stockholders of the Company that are signatory hereto or that have executed an Instrument of Accession in the form of Schedule 1 hereto. **[Note: This document was created for informational purposes only and represents a composite conformed copy integrating the amendments dated September 20, 2001, July 9, 2002 and December 31, 2002.]**

W I T N E S S E T H:

WHEREAS, NuVox, Inc., a Delaware corporation (the "Company"), and the Stockholders of the Company who are parties to that Amended and Restated Stockholders' Agreement dated as of March 31, 2000, as amended by Agreement dated September 20, 2001 and July 9, 2002 (this "Agreement"), wish to amend the Agreement in certain respects;

NOW, THEREFORE, the parties to this Agreement hereby agree as follows:

§**1. DEFINITIONS**. For all purposes of this Agreement, the following terms shall have the meanings set forth below (capitalized terms not otherwise defined herein shall have the meanings set forth in the 2002 Series A Purchase Agreement for such terms):

Affiliate. Affiliate shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with such Person, and in addition, if such Person is a partnership, any limited or general partner of such partnership and if such Person is an individual, such Person's spouse, parents, siblings, children or grandchildren, or a trust for the benefit of any such individual or individuals, or a trust for the benefit of a Person otherwise considered an Affiliate of such Person.

Approved Sale. Approved Sale shall have the meaning specified in Section 4.3 hereof.

Charter. Charter shall include the articles or certificate of incorporation, statute, constitution, joint venture or partnership agreement or articles or other organizational document of any Person other than an individual, each as from time to time amended or modified.

Common Stock. Common Stock shall mean (a) the Common Stock, $.01 par value per share ("Common Stock"), of the Company and (b) any shares of any other class of capital stock of the Company hereafter issued which is (i) not preferred in the Company's Charter as to dividends or assets over any class of stock of the Company, (ii) not subject to redemption in the Company's Charter, or (iii) issued to the holders of shares of Common Stock upon any reclassification thereof.

Institutional Directors. Institutional Directors shall mean those directors of the Company's Board of Directors who are not also executive officers of the Company.

Institutional Stock. Institutional Stock shall mean (a) the shares of Preferred Stock held by the Institutional Stockholders, (b) all shares of Common Stock issued upon the conversion of such Preferred Stock, (c) all other shares of Common Stock and Preferred Stock of the Company now owned or hereafter acquired by any Institutional Stockholder and (d) all shares of Common Stock or Preferred Stock issued with respect to the foregoing by way of stock dividend or stock split or in connection with any merger, consolidation, recapitalization or other reorganization affecting the Common Stock or Preferred Stock. Institutional Stock will continue to be Institutional Stock in the hands of any subsequent holder thereof (provided that the transfer to such subsequent holder is permitted by this Agreement and the Securities Purchase Agreements) and each such subsequent holder will succeed to the rights and obligations of a holder of Institutional Stock hereunder, provided that shares of Institutional Stock will cease to be shares of Institutional Stock when transferred (i) pursuant to a Public Sale or (ii) to the Company or any of its Subsidiaries.

Institutional Stockholders. Institutional Stockholders shall mean, initially, the Stockholders listed on Exhibit A hereto, and thereafter any Person who becomes a party to this Agreement as an Institutional Stockholder by executing an Instrument of Accession in connection with the transfer to such Person from any Stockholder (provided that the transfer to such subsequent holder is permitted by this Agreement and the Securities Purchase Agreements) or acquisition by such Person of Stock from the Company which such Instrument of Accession states that the Person is an Institutional Stockholder; provided that a Person shall cease to be an Institutional Stockholder at such time as such Person ceases to own Stock.

Instrument of Accession. Instrument of Accession shall mean an Instrument of Accession in the form of Schedule 1 hereto.

Management Stockholders. Management Stockholder shall mean, initially, the Stockholders listed on Exhibit B hereto, and thereafter any Person who becomes a party to this Agreement as a Management Stockholder by executing an Instrument of Accession in connection with the transfer to such Person from any Stockholder (provided that the transfer to such subsequent holder is permitted by this Agreement and the Securities Purchase Agreements) or acquisition by such Person of Stock from the Company which such Instrument of Accession states that such Person is a Management Stockholder; provided that a Person shall cease to be a Management Stockholder at such time as such Person ceases to own Stock.

Participating Stockholder. Participating Stockholder shall have the meaning specified in Section 5(c) hereof.

Person. Person shall mean an individual, partnership, corporation, association, trust, joint venture, unincorporated organization, or any government, governmental department or agency or political subdivision thereof.

Preferred Stock. Preferred Stock shall mean (a) the Series A Preferred Stock and (b) any shares of any other class or series of preferred stock of the Company hereafter issued, including any shares of preferred stock which are issued to the holders of shares of Preferred Stock upon any reclassification thereof.

Public Sale. Public Sale shall mean any sale of Restricted Securities to the public pursuant to a public offering registered under the Securities Act or to the public through a broker or market-maker pursuant to the provisions of Rule 144 (or any successor rule) adopted under the Securities Act.

Purchasers. Purchasers shall mean the Persons identified as such on the signature pages to this Agreement.

Requisite Investors. Requisite Investors shall have the meaning specified in Section 4.3 hereof.

Restricted Securities. Restricted Securities shall mean at any particular time all of the Company's then outstanding shares of Stock, and all shares of Stock issuable upon exercise of outstanding options or warrants, or conversion of outstanding securities convertible therefor which have not been sold in a Public Sale, or which are not able to be sold in a Public Sale pursuant to the provisions of Rule 144 of the Securities Act.

Securities Act. Securities Act shall mean the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same may be in effect at the time.

Securities Purchase Agreements. Securities Purchase Agreements shall mean the Series D Purchase Agreement and the 2002 Series A Purchase Agreement.

Selling Stockholder. Selling Stockholder shall have the meaning given to such term in Section 5(b) hereof.

Series A Preferred Stock. Series A Preferred Stock shall mean the Series A Convertible Preferred Stock, $.01 par value per share, of the Company.

2002 Series A Purchase Agreement.   The term "2002 Series A Purchase Agreement" shall mean the Securities Purchase Agreement dated as of July 9, 2002, as amended July 13, 2002 and August 9, 2002, and as it may subsequently be amended in accordance with its terms, among the Company and the purchasers named therein providing for the purchase by such purchasers of Series A Preferred Stock.

Series D Purchase Agreement. The term "Series D Purchase Agreement" shall mean the Securities Purchase Agreement dated as of September 20, 2001 among the Company and the Purchasers named therein providing for the purchase by such Purchasers of certain Units, with each Unit consisting of one share of Series D Convertible Preferred Stock of the Company, one warrant to purchase one share of Series D Convertible Preferred Stock of the Company at $1.50 per share and additional warrants expiring March 31, 2002 to acquire shares of various of the series of Series E Convertible Preferred Stock at $1.00 per share ($1.75 per share for holders of Series B

Convertible Preferred Stock who subscribe for less than 125% of their pro rata portion of the offering based on their investment in Series B Preferred Stock).

Stock. Stock shall mean all shares of Common Stock or Preferred Stock now or hereafter owned by the Stockholders. Stock will continue to be Stock in the hands of any subsequent holder thereof (provided that the transfer to such subsequent holder is permitted by this Agreement and the Securities Purchase Agreements) and, except as otherwise expressly provided herein, each such subsequent holder will succeed to the rights and obligations of a holder of Stock hereunder, provided that shares of Stock will cease to be shares of Stock when transferred (i) pursuant to a Public Sale or (ii) to the Company or any of its Subsidiaries.

Stockholders. Stockholders shall mean, initially, the Institutional Stockholders and the Management Stockholders of the Company, and thereafter any Person who becomes a party to this Agreement by executing an Instrument of Accession in connection with the transfer to or acquisition by such Person of any Stock from the Company or any Stockholder or any subsequent transferee of a Stockholder; provided that a Person shall cease to be a Stockholder hereunder at such time as such Person ceases to own Restricted Securities.

Subsidiary. Subsidiary shall mean any Person of which the Company or other specified Person now or hereafter shall at the time own directly or indirectly through a Subsidiary at least a majority of the outstanding capital stock (or other shares of beneficial interest) entitled to vote generally.

Transferee. Transferee shall have the meaning given to such term in Section 5(b) hereof.

§**2.   CERTAIN REGISTRATION RIGHTS.** Each of the parties to this Agreement, contemporaneously with the execution and delivery hereof, has executed and delivered an Amended and Restated Registration Rights Agreement which entitles the Stockholders to certain registration rights in respect of Restricted Securities as provided therein.

§**3.   PREEMPTIVE RIGHTS.**

3.1   Anti-Dilution Provision. Subject to the terms of the Securities Purchase Agreements and except for the issuance or sale of Stock (or securities convertible into or containing options or rights to acquire shares of Stock) (i) pursuant to a Public Sale, (ii) upon the exercise of any outstanding warrants or options or the conversion of any outstanding convertible securities the issuance of which does not violate the provisions of this Section 3, (iii) pursuant to the Equity Incentive Plan as permitted under the Securities Purchase Agreements, (iv) in an Acquisition approved by the Board of Directors as provided in Section 4.2 hereof and (v) pursuant to the Securities Purchase Agreements, if, after the date hereof, the Company authorizes the issuance and sale of any equity securities or any securities convertible into or containing options or rights to acquire any equity securities, the Company will first offer to sell to the Stockholders who are "accredited investors" as defined under Rule 501(a) under the Securities Act an aggregate of not less than eighty percent (80%) of such securities. Each of the Stockholders who are "accredited investors" as defined under Rule 501(a) under the Securities Act shall be entitled to purchase that portion of such securities equal to the percentage determined by dividing (A) the sum of (1) the number of shares of Common Stock held by such Stockholder and (2) the number of shares of Common Stock then purchasable by, or issuable to, such Stockholder upon the exercise of all outstanding options, warrants and other purchase rights and the conversion or exchange of all outstanding convertible or exchangeable securities held by such Stockholder, by (B) the sum of (x) the number of shares of Common Stock held by all Stockholders and (y) the number of shares of Common Stock then purchasable or issuable upon exercise of all outstanding options, warrants and other purchase rights and the conversion or exchange of all outstanding convertible or exchangeable securities held by all Stockholders. In the event the parties to that certain Shareholders Agreement dated as of August 14, 1998, as amended, do not fully exercise any of their respective options under Section 4 thereof, each of the Stockholders who are "accredited investors" as defined under Rule 501(a) under the Securities Act will be entitled to purchase its applicable percentage (calculated as aforesaid) of any shares of Common Stock not so purchased, in the same manner and upon the same terms as provided in Section 4 of said Shareholders Agreement, within ten (10) days after the expiration of the option periods specified therein. Stockholders who are "accredited investors" as defined under Rule 501(a) under the Securities Act will be entitled to purchase all or part of such stock or securities at the same price and on the same terms as such stock or securities are to be offered to any other Person.

> **3.2** **Stockholders' Exercise of Right.** Each Stockholder must exercise such Stockholder's purchase rights hereunder within 35 days after receipt of written notice from the Company describing in reasonable detail the stock or securities being offered, the purchase price thereof, the payment terms and such Stockholder's percentage allotment. If all of the stock or securities offered to the Stockholders are not fully subscribed by the Stockholders, the stock or securities which are not so subscribed for will be reoffered to the Stockholders purchasing their full allotment upon the terms set forth in this Section 3, except that such Stockholders must exercise their purchase rights within ten (10) days after receipt of such reoffer.

> **3.3** **Company's Exercise of Right.** Upon the expiration of the offering periods described above, the Company will be free to sell such stock or securities which the Stockholders have not elected to purchase during the 135 days following such expiration on terms and conditions no more favorable to the purchasers thereof than those offered to the Stockholders. Any stock or securities offered or sold by the Company after such 135-day period must be reoffered to the Stockholders pursuant to the terms of this Section.

> **3.4** **Compliance with Securities Purchase Agreements and Applicable Law.** The Company and each Stockholder hereby acknowledges and agrees that, notwithstanding anything contained in this Section 3, the Company will not issue or sell any shares of Common Stock or any securities convertible into or containing options or rights to acquire any shares of Common Stock except in accordance with the provisions of the Securities Purchase Agreements, the Securities Act and applicable state blue sky laws and except to Stockholders and `Persons who execute Instruments of Accession in accordance with Section 5(d) hereof.

§4. BOARD OF DIRECTORS AND STOCKHOLDERS.

> **4.1** [Intentionally Omitted]

4.2   Supermajority Voting of Directors for Certain Corporate Action.

(a)   The affirmative vote of at least a majority of the directors of the Company present at any meeting at which a quorum is present shall be required to take any action by the Board of Directors not specifically addressed in subsections (b) below. As set forth in the by-laws of the Company, a quorum shall consist of a majority of the members of the Board of Directors of which at least three must be Institutional Directors.

(b)   Until the date of the consummation of the Public Sale of the Common Stock pursuant to which all shares of Series A Preferred Stock are automatically converted into shares of Common Stock pursuant to the Company's Charter, the affirmative vote of at least 66-2/3% of the directors of the Company present at any meeting at which a quorum is present, which vote shall include the affirmative vote of at least four Institutional Directors if there are six or five Institutional Directors present at the meeting at which such vote occurs or three Institutional Directors if there are four or three Institutional Directors present at the meeting at which such vote occurs, shall be required for any of the following corporate actions:

(i)   any Capital Transaction;

(ii)   any material Acquisition;

(iii)   the approval of annual budgets of the Company and its Subsidiaries;

(iv)   any amendment to the Charter or By-Laws of the Company;

(v) any action requiring such vote under Section 6.20 of the 2002 Series A Purchase Agreement;

(vi) any increase in the number of shares available for grants under the Equity Incentive Plan and the determination of the prices of any Awards granted thereunder and the adoption of any other employee benefit plan authorizing the issuance of or the grant of Awards based on Stock;

(vii)   any transaction with any Affiliate (other than Subsidiaries) except for transactions contemplated by the Related Agreements but including any amendments to any Related Agreement;

(viii)   the selecting of investment bankers to underwrite the sale of securities of the Company; and

(ix)   the purchase by the Company of any shares of Common Stock held by any of the Management Stockholders.

(c)   The Board of Directors voting provisions provided for in this Section 4 shall terminate upon consummation of the Public Sale of shares of Common Stock pursuant to which all shares of Preferred Stock are automatically converted into shares of Common Stock pursuant to the Company's Charter.

4.3   Supermajority Voting of Stockholders. The affirmative vote of the holders of 66-2/3% of the outstanding Common Stock and Preferred Stock, voting as a single class (the "Requisite Investors"), shall be required for (i) the authorization of any additional class of capital stock or increase in the number of shares of authorized capital stock from that set forth in Section 3.5 of the 2002 Series A Purchase Agreement, except to the extent specifically contemplated by the Equity Incentive Plan, and (ii) the approval of a sale of the Company, whether by means of a merger, consolidation, sale of stock or assets or otherwise (an "Approved Sale").   In the event of an Approved Sale, each Stockholder, whether or not such Stockholder voted to approve such Approved Sale, shall consent to and raise no objections against the Approved Sale; provided that the terms of the Approved Sale do not provide that the Stockholders would receive less than the amount that would be distributed to such Stockholders in the event the proceeds of the Approved Sale were distributed in accordance with the Company's Amended and Restated Certification of Incorporation. If such Approved Sale is structured as a merger or consolidation of the Company, or a sale of all or substantially all of the Company's assets, then each Stockholder shall waive any dissenter's rights, appraisal rights or similar rights in connection with such merger, consolidation or asset sale. If such Approved Sale is structured as a sale of the stock of the Company, then each Stockholder shall agree to sell his respective Stock on the terms and conditions approved by the Requisite Investors. The Stockholders shall take all necessary and desirable actions approved by the Requisite Investors in connection with the consummation of the Approved Sale, including the execution of such agreements and instruments and the taking of such other actions reasonably necessary to (i) provide the representations and warranties as to their title and ownership of their Stock, and (ii) effectuate the allocation and distribution of the aggregate consideration upon consummation of the Approved Sale.

4.4   Proxy. IN THE EVENT OF ANY BREACH BY ANY STOCKHOLDER OF ITS OBLIGATIONS UNDER THE VOTING AGREEMENT CONTAINED HEREIN, SUCH STOCKHOLDER HEREBY GRANTS TO THE NON-BREACHING STOCKHOLDERS ACTING THROUGH A MAJORITY IN INTEREST OF NON-BREACHING STOCKHOLDERS AN IRREVOCABLE PROXY, COUPLED WITH AN INTEREST, TO VOTE ALL SHARES OF SUCH STOCKHOLDER'S STOCK, INCLUDING THE RIGHT TO VOTE TO REMOVE SUCH STOCKHOLDER'S DESIGNEE AS DIRECTOR, TO THE EXTENT NECESSARY TO CARRY OUT THE PROVISIONS OF SECTIONS 4.1, 4.3 AND 4.5.

4.5   Action by Stockholders. Each Stockholder further agrees that such Stockholder will not vote any shares owned by such Stockholder or over which such Stockholder has voting control, or take any action by written consent, or take any other action as a stockholder of the Company, to circumvent the voting arrangements required by Sections 4.1, 4.3 and this Section 4.5. Each Stockholder further agrees to vote or cause to be voted all shares owned by such Stockholder or over which such Stockholder has voting control to carry out any provisions of the Securities Purchase Agreements, as they may apply to such shares, requiring a stockholder vote, including without limitation, Section 6.26 and 7.2 of the 2002 Series A Purchase Agreement.

4.6 [Intentionally Omitted.]

§5. TRANSFERS OF STOCK.

(a)(i)   In the event that any shares of the Series A Preferred Stock remain outstanding on January 1, 2008, then, at any time thereafter, the holders of a majority of the Series A Preferred Stock then outstanding shall have the right to initiate a process whereby the Company shall, in accordance with subsection (a)(ii) below, solicit third party offers to acquire (A) all of the issued and outstanding Common Stock and Preferred Stock (whether by merger, consolidation or sale), or (B) all or substantially all of the Company's assets on a consolidated basis (collectively, the "Sale Transaction").

(ii)   The holder or holders proposing a Sale Transaction (the "Proposing Stockholders") shall deliver written notification to the Company and the other Stockholders of the Company setting forth their desire to initiate a process whereby the Company solicits third party offers for a Sale Transaction and specifying two individuals as representatives of the Proposing Stockholders (the "Sale Notification"). The Company shall engage an investment banker to solicit offers for the Company within 30 days of the Sale Notification and shall use its reasonable best efforts to cooperate with and assist such investment bankers in obtaining third party offers for a Sale Transaction. The Company shall provide prompt notice to the representatives of the Proposing Stockholders of material developments related such sales process. The cost and expenses of any such investment banker shall be borne equally by the Company and the Proposing Stockholders.

(b)   Other than in the event that any Stockholder or group of Stockholders shall desire to sell more than fifty-one percent (51%) of the Stock then issued and outstanding and shall have received a bona fide written offer for the purchase thereof, in which event Section 5(c) applies, if any holder of Stock desires to sell, assign, pledge, encumber or otherwise transfer any of its shares of Stock (other than to an Affiliate or pursuant to a Public Sale or a Capital Transaction or in a distribution to its partners, members or stockholders and other than any proposed transfer of Stock in a transaction that is subject to Section 3.6 of the Shareholders' Agreement, in which case the provisions of said Section 3.6 and not this Section 5(b) shall apply to such shares of Stock with respect to such transaction), such holder (a "Selling Stockholder") shall so notify the Company and the other Stockholders in writing and shall negotiate in good faith with the Company concerning the sale of such shares of Stock to the Company or the other Stockholders during the 30 day period following the receipt of such notice. If, after the expiration of such 30 day period, the Company or the other Stockholders and such holder have not agreed to the terms of the sale of such shares of Stock to the Company (or its designees), such holder shall be entitled for a period of 90 days thereafter to sell such shares of Stock to any Person (a "Transferee") on terms no less favorable to the Selling Stockholder than those offered to the Company and the other Stockholders, so long as the Transferee executes an Instrument of Accession and agrees in writing that it will not acquire additional shares of the capital stock of the Company (other than such shares of capital stock which such Transferee may be entitled to acquire or receive pursuant to the terms of this Agreement, the Company's Charter or in a transaction (such as a stock split or dividend) in which such Transferee is treated equally with other shareholders holding the same class of capital stock as such Transferee) without the prior approval of the Board of Directors. Any right of the

Selling Stockholder to attend meetings of the Board of Directors of the Company pursuant to Section 6.5 of the 2002 Series A Purchase Agreement or pursuant to Section 7.5 of any of the other Securities Purchase Agreements will not inure (a) to the benefit of the Transferee without the affirmative vote of the Board of Directors or (b) to any partner, member or stockholder of an Institutional Stockholder who receives such Stock in a distribution from such Institutional Stockholder.

(c)   Notwithstanding the provisions of Section 5(b) above which shall not apply under the following circumstances, in the event that any Stockholder or group of Stockholders shall desire to sell not less than fifty-one percent (51%) of the Stock then issued and outstanding and shall have received a bona fide written offer for the purchase thereof, they shall furnish written notice, to the Corporation and the other Stockholders of their intention to sell. Each other Stockholder (a "Participating Stockholder") may elect to participate in the contemplated sale by delivering written notice to each Selling Stockholder and to the Corporation not more than twenty-five (25) days after the date of the notice provided by the Selling Stockholder(s). Each Selling Stockholder and each Participating Stockholder shall be entitled to sell in the contemplated sale, at the same price and on the same terms, a number of shares of Stock equal to the product of (a) the number of shares of Stock to be sold in the contemplated sale, and (b) a fraction, the numerator of which is the number of shares of Stock held by such person and the denominator of which is the aggregate number of shares of Stock held by all Stockholders participating in the contemplated sale. Each Selling Stockholder agrees to use its best efforts to obtain the agreement of the prospective transferee(s) to the participation of the Participating Stockholders and agrees not to transfer any shares of Stock to the prospective transferee(s) if such transferee(s) decline to allow the participation of the Participating Stockholders in accordance with the terms of this Section 5(c).

(d)   Every Stockholder shall become a party to this Agreement by signing or causing to be signed on its behalf and delivering to the Company an Instrument of Accession if such Person is not already a party to this Agreement. Except as set forth herein, no Person shall become an owner of record of any shares of Stock of the Company through subsequent transfer from any Stockholder unless and until the Company has received an Instrument of Accession signed by such Person, and no transfer of shares of Stock shall be effective for any purpose unless and until recorded on the Company's record of Stockholders upon surrender of the certificates representing such Stock, duly endorsed for transfer. Stock shall be issued and recorded only in the name of the beneficial owner thereof or in the name or name(s) of the trustee or nominee or trustees or nominees holding legal title thereto for such beneficial owner on a fully disclosed basis.

(e)   All certificates representing shares of Stock issued on or after the date hereof shall be endorsed with the following statement:

> "THE SALE, TRANSFER, ASSIGNMENT, PLEDGE, ENCUMBRANCE AND VOTING OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF AN AMENDED AND RESTATED STOCKHOLDERS AGREEMENT DATED AS OF MARCH 31, 2000, AS AMENDED, AMONG NUVOX, INC. AND HOLDERS OF THE STOCK OF SUCH CORPORATION.

COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF NUVOX, INC."

Each Stockholder, by signing this Agreement or causing it to be signed, represents and warrants to the Company that such Stockholder is acquiring or has acquired its or his shares of Stock for its or his own account for investment and not with a view to, or for resale in connection with, the distribution thereof.

(f)   Notwithstanding the foregoing, this Section 5 shall not apply to a Person acquiring shares of Stock in a Public Sale, and such Persons shall not be bound by this Agreement on account of any such purchase.

§6.   **AMENDMENT AND WAIVER.** No modification, amendment or waiver of any provision of this Agreement will be effective against the Company or the Stockholders unless such modification, amendment or waiver is approved in writing by the holders of at least 66-2/3% of the total number of outstanding shares of Stock; provided, however, that no amendment, modification or waiver of any provision of this Agreement that affects one particular group of Stockholders party to this Agreement (e.g., the Institutional Stockholders and the Management Stockholders, without limitation) in a manner different from any other group of Stockholders shall be effective against such group of Stockholders without the approval in writing of 66-2/3% of such group of Stockholders, and no modification, amendment or waiver of any provision of this Agreement that affects only one party shall be effective against such party without the approval in writing of such party. The failure of any party to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

§7.   **SEVERABILITY.** Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

§8.   **ENTIRE AGREEMENT**. Except as otherwise expressly set forth herein and in the Securities Purchase Agreements and the Related Agreements and except for the Shareholders Agreement made as of August 14, 1998, as amended, by and between the Company and the parties named therein, this document embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and thereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

§**9.** **SUCCESSORS AND ASSIGNS.** This Agreement will bind and inure to the benefit of and be enforceable by (i) the Company and its successors and assigns and (ii) the Stockholders and, subject to the provisions of Sections 5 and 10 hereof, any subsequent holders of Restricted Securities and the respective successors and permitted assigns of each of them so long as they hold Restricted Securities.

§**10.** **SECURITIES LAWS.** (a) Prior to any transfer of any shares of Stock which are not registered under an effective registration statement under the Securities Act (other than a transfer pursuant to Rule 144 or any comparable rule under the Securities Act), the holder thereof will give written notice to the Company of such holder's intention to effect such transfer and to comply in all other respects with this Section 10. Each such notice (i) shall describe the manner and circumstances of the proposed transfer in sufficient detail to enable counsel to render the opinion referred to below, and (ii) shall designate independent counsel for the holder giving such notice (which counsel shall be experienced in securities law matters and may be outside counsel for such holder). The holder giving such notice will submit a copy thereof to the counsel designated in such notice. The following provisions shall then apply:

(i) If in the written opinion of such counsel addressed to the Company and reasonably satisfactory in form and substance to the Company, the proposed transfer may be effected without registration, such holder shall thereupon be entitled to transfer such security in accordance with the terms of the notice delivered by such holder to the Company. Each certificate, if any, or other evidence of ownership issued upon or in connection with such transfer shall bear the restrictive legend set forth in Article IV of the 2002 Series A Purchase Agreement or Article V of any of the other Securities Purchase Agreements, as applicable, unless, in the opinion of counsel to the Company, such legend is no longer required to insure compliance with the Securities Act.

(ii) If the condition set forth in clause (i) is not satisfied (unless waived in writing by the Company), such holder shall not be entitled to transfer such security (other than in a transfer pursuant to Rule 144 or any comparable rule under the Securities Act) until the conditions specified in clause (a) of this Section 10 shall be satisfied or until registration of such security under the Securities Act has become effective.

The holder of the Stock will pay the reasonable fees and disbursements of its counsel in connection with all opinions rendered pursuant to this Section 10.

(b) The restrictions imposed by this Section 10 upon the transferability of the shares of Stock shall cease and terminate as to any particular security (i) when such securities shall have been effectively registered under the Securities Act and disposed of in accordance with the registration statement covering such securities, or (ii) when, in the written opinion of counsel for the Company or counsel to any Stockholder reasonably satisfactory to the Company addressed to the Company and reasonably satisfactory in form and substance to the Company such restrictions are no longer required in order to assure compliance with the Securities Act. Whenever such restrictions shall terminate as to any securities, the holder thereof shall be entitled to receive from the Company, without expense (other than transfer taxes, if any), new securities of like tenor not bearing the legend set forth in Article IV of the 2002 Series A Purchase Agreement or Article V of any of the other Securities Purchase Agreements, as applicable.

§**11.** **COUNTERPARTS.** This Agreement may be executed in separate counterparts each of which will be an original and all of which taken together will constitute one and the same agreement.

§**12.** **REMEDIES.** The Stockholders will be entitled to enforce their rights under this Agreement specifically (without posting a bond or other security), to recover damages by reason of any material breach of any provision of this Agreement and to exercise all other rights existing in their favor. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any Stockholder may in its sole discretion apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief in order to enforce or prevent any violation of the provisions of this Agreement. In the event of any dispute involving the terms of this Agreement, the prevailing party shall be entitled to collect reasonable fees and expenses incurred by the prevailing party in connection with such dispute from the other parties to such dispute.

§**13.** **EMPLOYMENT.** Nothing contained in this Agreement is intended to create for any Stockholder who is employed by the Company a right to continued employment with the Company or employment in the same position or on the same terms as those currently in effect.

§**14.** **NOTICES.** Any notice or other communication in connection with this Agreement, any Related Agreement or the Stock shall be deemed to be delivered and received if in writing (or in the form of a telex or telecopy) addressed as provided below (a) when actually delivered, in person, (b) when telexed or telecopied to said address, confirmed by registered or certified mail, or (c) in the case of delivery by mail, three business days shall have elapsed after the same shall have been deposited in the United States mails, postage prepaid and registered or certified:

(i)   If to the Company, at its principal executive offices, to the attention of the Chief Executive Officer (FAX: 636/757-0000), or at such other address as the Company shall have specified by notice actually received by the addressor,

with copies to:

Bryan Cave LLP
One Metropolitan Square
211 North Broadway, Suite 3600
St. Louis, Missouri 63102
Attention: Denis McCusker, Esq.
FAX: 314/259-2020

(ii)   If to any purchaser of Series A Preferred Stock, then to its address set forth on Exhibit A to the 2002 Series A Purchase Agreement, or at such other address as such purchaser shall have specified by notice actually received by the addressor, with a copy as provided on said Exhibit A; and

     (iii) If to any other holder of record of any Stock, to it at its address set forth in the stock records of the Company.

§15. TERMINATION. This Agreement will terminate upon the earliest to occur of (i) the date on which no Institutional Stock remains outstanding, (ii) upon consummation of the initial Public Sale of the Common Stock pursuant to which all shares of Series A Preferred Stock are automatically converted into shares of Common Stock pursuant to the Company's Charter, or (iii) the completion of any voluntary or involuntary liquidation or dissolution of the Company. The voting provisions of Section 4 of this Agreement will terminate upon the termination of this Agreement pursuant to the preceding sentence.

§16. GOVERNING LAW. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY AND INTERPRETATION OF THIS AGREEMENT WILL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW EXCEPT THAT ALL MATTERS OF CORPORATE GOVERNANCE OF THE COMPANY SHALL BE GOVERNED BY THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE.

§17. DESCRIPTIVE HEADINGS. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Amended Stockholders' Agreement as of the day and year first above written.

THE COMPANY:

NUVOX, INC.

By: _____
Title: Executive Officer

*[Signatures of stockholders]*

EXHIBIT "A"

List of Institutional Stockholders

EXHIBIT "B"

List of Management Stockholders

Schedule 1
to Stockholders' Agreement

Instrument of Accession

Reference is made to that certain Amended and Restated Stockholders' Agreement dated as of March 31, 2000, as amended as of September 20, 2001, a copy of which is attached hereto (as amended and in effect from time to time, the "Stockholders' Agreement"), among NuVox, Inc., a Delaware corporation (the "Company"), and the Stockholders of the Company (as defined therein).

The undersigned, ______________________ in order to become the owner or holder of ________ shares (the "Shares") of __________ $.01 par value per share, of the Company, hereby agrees that by the undersigned's execution hereof (a) the undersigned is [an Institutional] [a] Stockholder party to the Stockholders' Agreement subject to all of the restrictions, conditions and obligations applicable to [Institutional] Stockholders set forth in the Stockholders' Agreement and the Securities Purchase Agreements (as defined in the Stockholders' Agreement), and (b) all of the Shares (and any and all shares of stock of the Company issued in respect thereof) constitute Restricted Securities subject to all the rights, restrictions, conditions and obligations applicable to Restricted Securities as set forth in the Stockholders' Agreement and such Securities Purchase Agreements. This Instrument of Accession shall take effect and shall become a part of said Stockholders' Agreement immediately upon execution.

Executed as of the date set forth below under the laws of the State of Delaware.

Signature: ________________________

Address: ________________________

____

Date: ________________________

Accepted:

NUVOX, INC.

By: ____________________________

Date: ____________________________

404598.7

COMPOSITE CONFORMED COPY

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

This Amended and Restated Registration Rights Agreement dated as of March 31, 2000, as amended by Agreement dated as of September 20, 2001 and as amended by Agreement dated as of July 9, 2002 is among NUVOX, INC. (formerly known as Gabriel Communications, Inc.), a Delaware corporation (the "Company"), and all other parties that are signatory hereto or that have executed an Instrument of Accession in the form of Exhibit A hereto. **[Note: This document was created for informational purposes only and represents a composite conformed copy integrating the amendments dated September 20, 2001 and July 9, 2002.]**

W I T N E S S E T H:

WHEREAS, pursuant to an Amended and Restated Stockholders' Agreement of even date herewith among the parties hereto (as amended and in effect from time to time, the "Stockholders' Agreement") and a Securities Purchase Agreement of even date herewith among the Company and the Purchasers named therein providing for the purchase and sale of Series B Convertible Preferred Stock of the Company (as amended and in effect from time to time, the "Series B Purchase Agreement"), the parties hereto have agreed to provide for the registration rights set forth in this Agreement; and

WHEREAS, certain parties to the Securities Purchase Agreement dated as of November 18, 1998, as amended as of December 14, 1998, providing for the purchase of shares of Series A Preferred Stock (as hereinafter defined) of the Company, and certain other stockholders of the Company who are not also parties to the Series B Purchase Agreement desire to amend and restate the Registration Rights Agreement dated as of November 18, 1998;

NOW, THEREFORE, the parties to this Agreement hereby agree as follows:

1. Definitions. For all purposes of this Agreement, the following terms shall have the meanings set forth below (capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Stockholders' Agreement for such term):

Commission means the Securities and Exchange Commission.

Common Stock means (a) the Common Stock, $.01 par value per share, of the Company and (b) any shares of any other class of capital stock of the Company hereafter issued which is (i) not preferred in the Company's charter as to dividends or assets over any class of stock of the Company, (ii) not subject to redemption in the Company's charter, or (iii) issued to the holders of shares of Common Stock upon any reclassification thereof.

Demand Registration means any registration requested by the Stockholders pursuant to Section 2(a)(i).

indemnified party. As defined in Section 8(c).

Instrument of Accession means an Instrument of Accession in the form of Exhibit A hereto.

Person means an individual, partnership, corporation, association, trust, joint venture, unincorporated organization, or any government, governmental department or agency or political subdivision thereof.

Piggyback Registration. As defined in Section 3(a)(i).

Preferred Stock means (a) the Series A Preferred Stock, the Series A-1 Preferred Stock and the Series B Preferred Stock and (b) any shares of any other class or series of preferred stock of the Company hereafter issued, including any shares which are issued to the holders of shares of Preferred Stock upon any reclassification thereof.

Public Sale means any sale of Restricted Securities to the public pursuant to a public offering registered under the Securities Act or to the public through a broker or market-maker pursuant to the provisions of Rule 144 (or any successor rule) adopted under the Securities Act or any other public offering not required to be registered under the Securities Act.

Registration Expenses. As defined in Section 7(a).

registered and registration refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and the declaration or ordering by the Commission of the effectiveness of such registration statement.

Restricted Securities means at any particular time all of the Company's then outstanding shares of Stock, and all shares of Stock issuable upon exercise of outstanding options or warrants or conversion of outstanding securities convertible therefor, which have not been sold in a Public Sale, or which are not able to be sold within any ninety (90) day period in a Public Sale pursuant to the provisions of Rule 144 of the Securities Act.

Securities Act means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

Series A Preferred Stock means the Series A Convertible Preferred Stock, $.01 par value per share, of the Company.

Series A-1 Preferred Stock means the Series A-1 Convertible Preferred Stock, $.01 par value per share, of the Company

Series B Preferred Stock means the Series B Convertible Preferred Stock, $.01 par value per share, of the Company

Stock means all shares of Common Stock or Preferred Stock now or hereafter owned by the Stockholders.

Stockholders means, initially, the Purchasers and the Management Stockholders identified as such on the signature pages of this Agreement, and thereafter any Person who becomes a party to this Agreement by executing an Instrument of Accession in connection with the transfer to or acquisition by such Person of any Stock from any Purchaser or the Company or any subsequent transferee of a Purchaser; provided that a Person shall cease to be a Stockholder hereunder at such time as such Person ceases to own Restricted Securities.

Underwriters Maximum Number means for any Piggyback Registration, Demand Registration or other registration which is an underwritten registration, that number of securities to which such registration should, in the opinion of the managing underwriters of such registration in the light of marketing factors, be limited.

2.   Stockholder Demand Registration.

(a)   Request for Demand Registration.

(i)   Subject to the limitations contained in the following paragraphs of this Section 2, the holders of at least 20% of the total number of outstanding shares of Stock then issued and outstanding may at any time after an initial public offering of the Company's Common Stock that results in the automatic conversion of shares of Preferred Stock, give to the Company, pursuant to this clause (i), a written request for a Demand Registration of Restricted Securities on SEC Form S-1 or any successor form (a "Long-Form Registration"). In addition, at such time as the Company is eligible to utilize SEC Form S-3 or any successor form thereto, the holders of at least 10% of the total number of outstanding Restricted Securities may give to the Company pursuant to this clause (i) a written request for a demand registration of Restricted Securities with an anticipated aggregate public offering price of not less than $5,000,000 on SEC Form S-3 or any successor form thereto (a "Short-Form Registration"). Within 10 days after the receipt by the Company of any such written request, the Company will give written notice of such registration request to all Stockholders.

(ii)   Subject to the limitations contained in the following paragraphs of this Section 2, after the receipt of such written request for a Demand Registration, (A) the Company will be obligated and required to include in such Demand Registration all Restricted Securities with respect to which the Company shall receive from Stockholders, within 30 days after the date on which the Company shall have given to all Stockholders a written notice of registration request pursuant to Section 2(a)(i) hereof, the written requests of such Stockholders for inclusion of their respective shares of Restricted Securities in such Demand Registration, and (B) the Company will use its reasonable best efforts in good faith to effect promptly the registration of all such Restricted Securities; provided, that, the Company shall not be obligated and required to cause the effectiveness of a Demand Registration of any convertible Restricted Securities unless and until such convertible Restricted Securities included in a Demand Registration shall have been converted into Common Stock of the Company prior to or simultaneously with the effectiveness of a Demand Registration; and provided, further, that each Stockholder shall be entitled to convert any Common Stock so converted back into convertible Restricted Securities in the event such Demand Registration is not declared effective. All written requests made by Stockholders pursuant to this clause (ii) will specify the number of shares of Restricted Securities to be registered and will also specify the intended method of disposition thereof. Such method of disposition shall, in any case, be an underwritten offering if an underwritten offering is requested by holders of 51% or more of the Restricted Securities to be included in such Demand Registration.

(iii)   The Stockholders shall be permitted to withdraw all or any part of the Restricted Securities of such Stockholders from any Demand Registration at any time prior to the effective date of such Demand Registration but only in the case of an underwritten public offering, if such Stockholders are permitted to do so by the managing underwriters or pursuant to any agreement therewith. Upon such withdrawal, subject to Section 2(b)(ii), such Demand Registration shall count as a Demand Registration for purposes of Section 7(a) hereof unless the withdrawing Stockholder bears one-half of its pro rata share of the costs associated with such Demand Registration.

(b)   Limitations on Demand Registration.

(i)   The Stockholders will not be entitled to require the Company to effect any Demand Registrations pursuant to Section 2(a) hereof more frequently than once during any twelve-month period or within six months after the effective date of any Demand or Piggyback Registration pursuant to Sections 2 or 3 hereof. Registrations pursuant to this Section 2 shall be on Form S-1 or S-2 or, if any Demand Registration would be eligible for registration on Form S-3, the Company may effect such Demand Registration pursuant to Form S-3.

(ii)   Any registration initiated pursuant to Section 2(a) hereof shall not count as a Demand Registration for purposes of Section 7(a) hereof unless and until such registration shall have become effective and seventy-five percent (75%) of the number of shares initially included in the first filing with the Commission on Form S-1, S-2 or S-3, but not withdrawn under Section 2(a)(iii) above, shall have been actually sold.

(iii)   The Company shall not be obligated or required to effect the Demand Registration of any Restricted Securities pursuant to Section 2(a) hereof during the period commencing on the date falling 60 days prior to the Company's estimated date of filing of, and ending on the date 180 days following the effective date of, any registration statement pertaining to any underwritten registration initiated by the Company, for the account of the Company, if the written request of Stockholders for such Demand Registration pursuant to Section 2(a)(i) hereof shall have been received by the Company after the Company shall have given to all Stockholders a written notice stating that the Company is commencing an underwritten registration initiated by the Company; provided, however, that the Company will use its reasonable best efforts in good faith to cause any such registration statement to be filed and to become effective as expeditiously as shall be reasonably possible. The Company shall not be required to maintain the effectiveness of any Demand Registration beyond the earlier to occur of (i) the consummation of the distribution by Stockholders of the Restricted Securities included therein or (ii) 120 days after the effective date thereof.

(c)   Priority on Demand Registrations. If the managing underwriters in any Demand Registration pursuant to this Section 2 shall give written advice to the Company and the Stockholders that, in their opinion, there is an Underwriters' Maximum Number of shares of Restricted Securities that may successfully be included in such registration, then: (i) if the Underwriters' Maximum Number is less than the number of shares of Restricted Securities requested to be included in such registration, the Company will be obligated and required to include in such registration that number of shares of Restricted Securities which does not exceed the Underwriters' Maximum Number, and such number of shares of Stock shall be allocated pro rata among such Stockholders on the basis of the number of shares of Restricted Securities requested to be included therein by each such Stockholder; and (ii) if the Underwriters' Maximum Number exceeds the number of shares of Restricted Securities requested to be included in such registration, then the Company will be entitled to include in such registration that number of securities which shall have been requested by the Company to be included in such registration for the account of the Company and which shall not be greater than such excess. Neither the Company nor any of its security holders (other than the Stockholders) shall be entitled to include any securities in any underwritten Demand Registration unless (i) the holders of sixty-six and two thirds percent (66 2/3%) of the Restricted Securities to be included in such Demand Registration by the Stockholders consent in writing to such inclusion and (ii) the Company or such security holders (as the case may be) shall have agreed in writing to sell such securities on the same terms and conditions as shall apply to the Restricted Securities to be included in such Demand Registration.

(d)   Selection of Underwriters. If any Demand Registration or any registration effected pursuant to Section 2 hereof is an underwritten offering, or a best efforts underwritten offering, the investment bankers and managing underwriters in such registration will be selected by the Company, subject to the approval of the holders of 51% or more of the Restricted Securities to be included in such registration.

3.   Piggyback Registrations.

(a)   Rights to Piggyback.

(i)   If (and on each occasion that) the Company proposes to register any of its equity securities or any other securities convertible into equity securities under the Securities Act for its own account or for the account of any holder of Restricted Securities (each such registration not withdrawn or abandoned prior to the effective date thereof being herein called a "Piggyback Registration"), the Company will give written notice to all Stockholders of such proposal not later than 20 days prior to the anticipated filing date of such Piggyback Registration.

(ii)   Subject to the provisions contained in paragraphs (b) and (c) of this Section 3 and in the last sentence of this clause (ii), (A) the Company will be obligated and required to include in each Piggyback Registration all Restricted Securities with respect to which the Company shall receive from Stockholders, within 15 days after the date on which the Company shall have given written notice of such Piggyback Registration to all Stockholders pursuant to Section 3(a)(i) hereof, the written requests of such Stockholders for inclusion in such Piggyback Registration, and (B) the Company

5

will use its reasonable best efforts in good faith to effect promptly the registration of all such Restricted Securities; provided, that the Company shall not be obligated and required to cause the effectiveness of a Piggyback Registration of any convertible Restricted Securities unless and until such convertible Restricted Securities included in a Piggyback Registration shall have been converted into Common Stock of the Company prior to or simultaneously with the effectiveness of a Piggyback Registration; and provided, further, that each Stockholder shall be entitled to convert any Common Stock so converted back into convertible Restricted Securities in the event such Piggyback Registration is not declared effective. The Stockholders shall be permitted to withdraw all or any part of the Restricted Securities of such Stockholders from any Piggyback Registration at any time prior to the effective date of such Piggyback Registration but only in the case of an underwritten offering if such Stockholders are permitted to do so by the managing underwriters or pursuant to any agreement therewith. The Company will not be obligated or required to include any Restricted Securities in any registration effected solely to implement an employee benefit plan or a transaction to which Rule 145 of the Commission is applicable. The Company shall not be required to maintain the effectiveness of any Piggyback Registration beyond the earlier to occur of (i) the consummation of the distribution by holders of Restricted Securities included in such Piggyback Registration or (ii) 120 days after the effective date thereof.

(b) Priority on Primary Registrations. If a Piggyback Registration is an underwritten primary registration initiated by the Company for its own account, and the managing underwriters shall give written advice to the Company that, in their opinion, there is an Underwriters' Maximum Number of securities that may successfully be included in such registration, then: (i) the Company shall be entitled to include in such registration that number of securities which the Company proposes to offer and sell for its own account in such registration and which does not exceed the Underwriters' Maximum Number; and (ii) the Company will be obligated and required to include in such registration that number of shares of Restricted Securities which shall have been requested by the holders thereof to be included in such registration and which does not exceed the difference between the Underwriters' Maximum Number and that number of securities which the Company is entitled to include therein pursuant to clause (i) above and such number of shares of Restricted Securities shall be allocated pro rata among such Stockholders on the basis of the number of shares of Restricted Securities requested to be included therein by each such Stockholder.

(c) In no event will shares of any holder of Restricted Stock (other than the Stockholders) be included in any such Piggyback Registration if such inclusion would reduce the number of shares which may be included by the Stockholders without the written consent of Stockholders holding no less than sixty-six and two-thirds percent (66 2/3%) of the Restricted Securities proposed to be included in such Piggyback Registration.

(d) Selection of Underwriters. In any Piggyback Registration, the Company shall (unless the Company shall otherwise agree) have the right to select the investment bankers and managing underwriters in such registration.

4. Lockup Agreements.

(a)   <u>Restrictions on Public Sale by Stockholders</u>. Each Stockholder, if the Company or the managing underwriters so requests in connection with such registration, will not, without the prior written consent of the Company or such underwriters, effect any Public Sale or other distribution of any equity securities of the Company, including any sale pursuant to Rule 144, during the seven days prior to, and during the ninety-day period (180 day period in the case of the Company's initial public offering of the Common Stock) commencing on the effective date of such underwritten registration, except in connection with such underwritten registration.

(b)   <u>Restrictions on Public Sale by the Company</u>. The Company agrees, unless it obtains the consent of the managing underwriter(s) of any underwritten offering of Restricted Securities pursuant to Sections 2 or 3 hereof, not to effect any public sale or distribution of its equity securities, or any securities convertible into or exchangeable or exercisable for such equity securities, during the period commencing on the seventh day prior to, and ending on the ninetieth day (in the case of the Company's initial public offering of the Common Stock 180 day period) following, the effective date of any underwritten Demand or Piggyback Registration, except in connection with any such underwritten registration, pursuant to any employee benefit plan or, if the managing underwriter(s) agrees, as part of an acquisition.

5.   <u>Registration Procedures</u>. If (and on each occasion that) the Company shall become obligated to effect any registration of any Restricted Securities hereunder, the Company will use its reasonable best efforts in good faith to effect promptly the registration of such Restricted Securities under the Securities Act and to permit the public offering and sale of such Restricted Securities in accordance with the intended method of disposition thereof, and, in connection therewith, the Company, as expeditiously as shall be reasonably possible, will:

(a)   prepare and file with the Commission a registration statement with respect to such Restricted Securities, and use its reasonable best efforts in good faith to cause such registration statement to become and remain effective as provided herein;

(b)   prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus included in such registration statement as may be necessary or advisable to comply in all material respects with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement or as may be necessary to keep such registration statement effective and current as provided herein;

(c)   furnish to each seller of Restricted Securities such number of copies of such registration statement, each amendment and supplement thereto (in each case including all exhibits thereto), the prospectus included in such registration statement (including each preliminary prospectus), and such other documents as any such seller may reasonably request in order to facilitate the disposition of the Restricted Securities held by such seller;

(d)   enter into such customary agreements (provided they do not require the issuance of securities at a discount to any underwriter) and take all such other customary actions in connection therewith as the Stockholders holding 51% or more of the Restricted Securities being registered reasonably request in order to expedite or facilitate the disposition of such Restricted Securities;

(e)   use its reasonable best efforts in good faith to register and qualify the Restricted Securities covered by such registration statement under such securities or blue sky laws of such jurisdictions as any seller (or the managing underwriter, in the case of any underwritten offering) shall reasonably request and do any and all such other acts and things as may be reasonably necessary or advisable to permit the disposition in such jurisdictions of the Restricted Securities covered by such registration statement; provided, however that the Company shall not be required in connection therewith to qualify to do business or file a general consent to service of process in any such jurisdiction or subject itself to taxation in any jurisdiction where the Company is not already subject to taxation; and

(f)   furnish to each prospective seller a signed counterpart, addressed to the prospective sellers, (or to the underwriters, in the case of any underwritten offering) of (i) an opinion of counsel for the Company, dated the effective date of the registration statement, and (ii) a "comfort" letter signed by the independent public accountants who have certified the Company's financial statements included in the registration statement, covering substantially the same matters with respect to the registration statement (and the prospectus included therein) and (in the case of the "comfort" letter) with respect to events subsequent to the date of the financial statements, as are customarily covered (at the time of such registration) in opinions of issuer's counsel and in "comfort" letters delivered to the underwriters in underwritten public offerings of securities.

6.   <u>Cooperation by Prospective Sellers, Etc.</u>

(a)   Each prospective seller of Restricted Securities will furnish to the Company in writing such information as the Company may reasonably require and which is customary in such transactions from such seller (as to such seller, the Restricted Securities held by such seller and the intended method of distribution of such Restricted Securities), and otherwise reasonably cooperate with the Company in connection with any registration statement with respect to such Restricted Securities, and the Company may exclude from such Registration Statement the Restricted Securities of any prospective seller who fails to furnish such reasonably requested information within 30 days after receiving such request.

(b)   The failure of any prospective seller of Restricted Securities to furnish any information or documents in accordance with any provision contained in this Agreement shall not affect the obligations of the Company under this Agreement to any remaining sellers who furnish such information and documents unless in the reasonable opinion of counsel to the Company or the underwriters, such failure impairs or may impair the viability of the offering or the legality of the registration statement or the underlying offering.

(c)   The Stockholders included in any registration statement will not (until further notice) effect sales of Restricted Securities included in any registration statement after receipt of telegraphic or written notice from the Company to suspend sales to permit the Company to correct or update such registration statement or prospectus; but the obligations of the Company with respect to maintaining any registration statement current and effective shall be extended by a period of days equal to the period such suspension is in effect.

(d)   At the end of any period during which the Company is obligated to keep any registration statement current and effective as provided herein (and any extensions thereof required by the preceding paragraph (c) of this Section 6), the Stockholders included in such registration statement shall discontinue sales of shares pursuant to such registration statement upon receipt of notice from the Company of its intention to remove from registration the shares covered by such registration statement which remain unsold, and such Stockholders shall notify the Company of the number of shares registered which remain unsold promptly after receipt of such notice from the Company.

7.   Registration Expenses.

(a)   Except as otherwise provided herein, all out of pocket costs and expenses incurred or sustained by the Company in connection with or arising out of the first two Long-Form Demand Registrations and two Short-Form Demand Registrations pursuant to Section 2 hereof and each registration pursuant to Section 3 hereof, including, without limitation, all registration and filing fees, fees and expenses of compliance with federal and state securities or blue sky laws (including reasonable fees and disbursements of counsel for the underwriters in connection with the blue sky qualification of Restricted Securities), printing expenses, messenger, telephone and delivery expenses, fees and disbursements of counsel for the Company, reasonable fees and disbursements of one counsel representing any or all of the holders of Stock, fees and disbursements of all independent certified public accountants of the Company (including the expenses relating to the preparation and delivery of any special audit or "cold comfort" letters required by or incident to such registration), and fees and disbursements of underwriters, including any qualified independent underwriter (excluding discounts, commissions and expenses representing disguised commissions), the reasonable fees and expenses of any special experts retained by the Company of its own initiative or at the request of the managing underwriters in connection with such registration, and fees and expenses of all (if any) other persons retained by the Company (all such costs and expenses being herein called, collectively, the "Registration Expenses"), will be borne and paid by the Company; provided, however, that the Company shall not pay nor otherwise be responsible for any legal fees or disbursements of additional counsel other than as set forth above. The Company will, in any case, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit, and the fees and expenses incurred in connection with the listing of the securities to be registered on each securities exchange on which similar securities of the Company are then listed.

(b)   The Company will not bear the cost of nor pay for any stock transfer taxes imposed in respect of the transfer of any Restricted Securities to any purchaser thereof by any Stockholder in connection with any registration of Restricted Securities pursuant to this Agreement.

(c)   To the extent that Registration Expenses incident to any registration are, under the terms of this Agreement, not required to be paid by the Company, each Stockholder included in such registration will pay all Registration Expenses which are clearly solely attributable to the registration of such Stockholder's Restricted Securities so included in such registration, and all other Registration Expenses not so attributable to one Stockholder will be borne and paid by all sellers of securities included in such registration in proportion to the number of securities so included by each such seller.

8.   Indemnification.

(a)   Indemnification by the Company. To the full extent permitted by law, the Company will indemnify each Stockholder requesting or joining in a registration and each underwriter of the securities so registered, the officers, directors, agents, employees, members, partners, trustees and fiduciaries of each such Person and each Person, if any, who controls any thereof (within the meaning of the Securities Act) against any and all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of any material fact contained in any registration statement, prospectus or any amendment or supplement thereto, or any document filed pursuant to state securities laws (or in any related registration statement, notification or the like) or any omission (or alleged omission) to state therein any material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or any rule or regulation promulgated under the Securities Act applicable to the Company and relating to any action or inaction required of the Company in connection with any such registration, qualification or compliance, and the Company will reimburse each such Stockholder, underwriter, and each other Person indemnified pursuant to this paragraph (a) for any legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission (or alleged untrue statement or omission) made in reliance upon and in conformity with written information furnished to the Company in an instrument duly executed by such Stockholder, underwriter, officer, director, partner or controlling person and stated to be specifically for use therein.

(b)   Indemnification by Each Stockholder. Each Stockholder requesting or joining in a registration will severally and not jointly indemnify each underwriter of the securities so registered, the Company, each of the other Stockholders selling Restricted Securities in such registration and the officers, directors, agents, employees, members, partners, trustees and fiduciaries of each such Person and each Person, if any, who controls any thereof (within the meaning of the Securities Act) and their respective successors in title and assigns against any and all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of any material fact contained in any registration statement, prospectus, or any amendment or supplement thereto, or any document filed pursuant to state securities laws (or in any related registration statement, notification or the like) or any omission (or alleged omission) to state therein any material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by such Stockholder of any rule or regulation promulgated under the Securities Act applicable to such Person and relating to any action or inaction required of such Person in connection with any such registration, qualification or compliance, and such Stockholder will reimburse each underwriter, the Company and each other Person indemnified pursuant to this paragraph (b) for any legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action; provided, however, that this paragraph (b) shall apply only if (and only to the extent that) such statement or omission (or alleged untrue statement or omission) was made in reliance upon and in conformity with written information furnished to such underwriter or the Company in an instrument duly executed by any such Stockholder or any officer, director, partner or controlling person of such Stockholder and stated to be specifically for use therein, and provided further that each Stockholder's liability hereunder (including, without limitation, Section 9) with respect to any particular registration shall be limited to an amount equal to the net proceeds received by such Stockholder from the sale of the Restricted Securities sold by such Stockholder in such registration. The Company and the Stockholders shall be entitled to receive indemnities from underwriters participating in any distribution of Restricted Securities to the same extent as provided above with respect to information so furnished in writing by such underwriters expressly for use in any prospectus or registration statement.

(c)   Indemnification Proceedings. Each party entitled to indemnification pursuant to this Section 8 (the "indemnified party") shall give notice to the party required to provide indemnification pursuant to this Section 8 (the "indemnifying party") promptly after such indemnified party acquires actual knowledge of any claim as to which indemnity may be sought, and shall permit the indemnifying party (at its expense), upon written notice to the indemnified party within thirty (30) days after receipt of the indemnified party's notice, to assume the defense of any claim or any litigation resulting therefrom; provided that counsel for the indemnifying party, who shall conduct the defense of such claim or litigation, shall be reasonably acceptable to the indemnified party (unless objected to within ten (10) days after the indemnifying party's notice, such counsel shall be deemed acceptable), and the indemnified party may participate in such defense at the indemnified party's expense; and provided, further, that (i) the failure by any indemnified party to give notice as provided in this paragraph (c) shall not relieve the indemnifying party of its obligations under this Section 8 except to the extent that the failure results in a failure of actual notice to the indemnifying party and such indemnifying party is materially prejudiced solely as a result of the failure to give notice and (ii) in the event of any failure of the indemnifying party to retain counsel to assume the defense of such claim or litigation within thirty (30) days after receipt of the indemnified party's notice, the indemnified party may retain such counsel at the indemnifying party's expense. No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation or which includes an admission of fault by the indemnified party or the entry of any injunction against the indemnified party. The reimbursement required by this Section 8 shall be made by periodic payments during the course of the investigation or defense, as and when bills are received or expenses incurred.

9.   Contribution in Lieu of Indemnification. If the indemnification provided for in Section 8 hereof is unavailable to a party that would have been an indemnified party under any such section in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each party that would have been an indemnifying party thereunder shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the indemnifying party

on the one hand and such indemnified party on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof); provided that each Stockholder's liability hereunder (including, without limitation, Section 8) with respect to any particular registration shall be limited to an amount equal to the net proceeds received by such Stockholder from the sale of the Restricted Securities sold by such Stockholder in such registration. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or such indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and each Stockholder agree that it would not be just and equitable if contribution pursuant to this Section 9 were determined by pro rata allocation or by any other method of allocation which does not take account the equitable considerations referred to above in this Section 9. The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this Section 9 shall include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to indemnification or contribution from any Person who was not guilty of such fraudulent misrepresentation.

10.   Rule 144 Requirements; Form S-3. From time to time after the earlier to occur of (a) the ninetieth day following the date on which there shall first become effective a registration statement filed by the Company under the Securities Act with respect to its equity securities, or (b) the date on which the Company shall register a class of equity securities under Section 12 of the Securities Exchange Act of 1934, the Company will use its reasonable best efforts in good faith to take all steps necessary to ensure that the Company will be eligible to register securities on Form S-3 (or any comparable form adopted by the Commission) as soon thereafter as possible, and to file all reports required to be filed by it under the Securities Exchange Act of 1934 in order that there will be publicly available current public information concerning the Company within the meaning of Rule 144(c) of the Commission under the Securities Act. The Company will furnish to any Stockholder, upon request made by such Stockholder at any time after the undertaking of the Company in the preceding sentence shall have first become effective, a written statement signed by the Company, addressed to such Stockholder, describing briefly the action the Company has taken or proposes to take to comply with the current public information requirements of Rule 144. The Company will, at the request of any Stockholder, upon receipt from such Stockholder of a certificate certifying (i) that such Stockholder has held such Restricted Securities for a period of not less than two (2) consecutive years calculated as described in paragraph (d) of Rule 144, (ii) that such Stockholder has not been an affiliate (as defined in paragraph (a) of Rule 144) of the Company for more than the preceding three months, and (iii) as to such other matters as may be appropriate in accordance with such Rule, remove from the stock certificates representing such Restricted Securities that portion of any restrictive legend which relates to the registration provisions of the Securities Act, and, thereupon, such Restricted Securities will cease to be Restricted Securities for purposes of this Agreement.

11.   Participation in Underwritten Registrations. No person may participate in any underwritten registration pursuant to this Agreement unless such person (a) agrees to sell such

person's securities on the basis provided in any underwriting arrangements approved by the persons entitled, under the provisions hereof, to approve such arrangements, and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required by the terms of such underwriting arrangements. Any Stockholder to be included in any underwritten registration shall be entitled at any time to withdraw such Restricted Securities from such registration prior to the execution of the related underwriting agreement in the event that such Stockholder shall disapprove of any of the terms of such agreement.

  12. <u>Miscellaneous.</u>

    (a) <u>No Inconsistent Agreements</u>. The Company hereby represents and warrants that it is not a party to or bound in any manner under, and covenants that it will not enter into at any time after the date hereof, any agreement or contract (whether written or oral) with respect to any of its securities which grants to any securityholder (other than under this Agreement) any demand registration rights or prevents the Company from complying in any respect with the registration rights granted by the Company to the Stockholders hereunder.

    (b) <u>Amendments and Waivers</u>. The provisions of this Agreement, including the provisions of this paragraph (b), may not be amended, modified or supplemented, and any waiver or consent to or any departure from any of the provisions of this Agreement may not be given and shall not become or be effective, unless and until (in each case) the Company shall have received the prior written consent of the holders of at least 66 2/3% of the Restricted Securities then outstanding to any such amendment, modification, supplement, waiver or consent; provided however, that any amendment, modification or waiver of any provision of this Agreement that affects only one or more particular parties hereto to this Agreement may become effective only with the written approval of such party or parties.

    (c) <u>Restricted Securities Held by the Company</u>. Whenever the consent or approval of Stockholders is required pursuant to this Agreement, Restricted Securities held by the Company shall not be counted in determining whether such consent or approval was duly and properly given by such Stockholders.

    (d) <u>Term</u>. The agreements of the Company contained in this Agreement shall continue in full force and effect so long as any Stockholder holds any Restricted Securities.

    (e) <u>Notices</u>. Any notice or other communication in connection with this Agreement shall be deemed to be delivered if in writing (or in the form of a telex or telecopy) addressed as provided below (a) when actually delivered, in person, (b) when telexed or telecopied to said address, confirmed by registered or certified mail, (c) when received if delivered by overnight courier, or (d) in the case of delivery by mail, three business days shall have elapsed after the same shall have been deposited in the United States mails, postage prepaid and registered or certified:

    (i) if to a Stockholder, at such Stockholder's address on the stock transfer books of the Company (which the Company shall make available for determining the address of any Stockholder for notification purposes hereunder).

(ii)   if to the Company, at:

16650 Chesterfield Grove Rd.
Suite 110
Chesterfield, MO 63006
Attention: Chairman or President

with a copy to:

Nick H. Varsam, Esq.
Bryan Cave, LLP
One Metropolitan Square
211 N. Broadway
St. Louis, MO 63102

and thereafter at such other address, notice of which is given in accordance with the provisions of this Section 13(e).

(f)   Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties, including, without limitation, subsequent holders of Stock agreeing to be bound by all of the terms and conditions of this Agreement by executing an Instrument of Accession in the form set forth in attached Exhibit A.

(g)   Counterparts. This Agreement may be executed in one or more counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

(h)   Headings. The headings in this Agreement are for convenience of reference only and shall not constitute a part of this Agreement, nor shall they affect the meaning, construction or effect of any of the terms of this Agreement.

(i)   Governing Law. The validity, performance, construction and effect of this Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to principles of conflicts of law.

(j)   Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

(k)   Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein, with respect to the registration rights granted by the Company with respect to the Restricted Securities. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

NUVOX, INC.

By: _____
Name:
Title:

[Signatures of stockholders]

Instrument of Accession

Reference is made to that certain Amended and Restated Registration Rights Agreement dated as of March 31, 2000, as amended by Agreement dated September 20, 2001, a copy of which is attached hereto (as amended and in effect from time to time, the "Registration Rights Agreement"), among NuVox, Inc., a Delaware corporation (the "Company"), and the Stockholders of the Company (as defined therein).

The undersigned, _____, in order to become the owner or holder of _____ shares (the "Shares") of _____ Stock, hereby agrees that by the undersigned's execution hereof (a) the undersigned is a Stockholder party to the Registration Rights Agreement subject to all of the rights, restrictions and conditions applicable to Stockholders set forth in the Registration Rights Agreement, and (b) all of the Shares (and any and all shares of stock of the Company issued in respect thereof) constitute Restricted Securities subject to all the rights, restrictions and conditions applicable to Restricted Securities as set forth in the Registration Rights Agreement. This Instrument of Accession shall take effect and shall become a part of said Registration Rights Agreement immediately upon execution.

Executed as of the date set forth below under the laws of the State of Delaware.

Signature: _____

Address: _____

_____

_____

Date: _____

Accepted:

NUVOX, INC.

By:_____

Date:_____

NUVOX, INC.

2002 STOCK INCENTIVE PLAN

Approved December 2002

Table of Contents

NUVOX, INC. 2002 STOCK INCENTIVE PLAN

1.   **Statement of Purpose**

1.1.   The Nuvox, Inc. 2002 Stock Incentive Plan (the "Plan") has been established by Nuvox, Inc., a Delaware corporation (the "Company"), to:

(a)   attract and retain executive, managerial and other salaried employees, and outside directors, consultants and advisers;

(b)   motivate Participants, by means of appropriate incentives, to achieve long-range goals;

(c)   provide incentive compensation opportunities that are competitive with those of other telecommunications businesses; and

(d)   further identify a Participant's interests with those of the Company's stockholders through compensation that is based on the Company's Stock; and thereby promote the long-term financial interests of the Company, including the growth in value of the Company's equity and enhancement of long-term stockholder returns.

2.   **Definitions**

2.1.   Unless the context indicates otherwise, the following terms shall have the meanings set forth below:

(a)   Award. The term "Award" shall mean any award or benefit granted to any Participant under the Plan, including, without limitation, the grant of Options, Stock Appreciation Rights, Limited Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Stock, Performance Units, Stock acquired through a Stock purchase program, Merit Awards and Phantom Stock Awards.

(b)   Board. The term "Board" shall mean the Board of Directors of the Company.

(c)   Cause. The term "Cause" shall mean (i) the willful and continued failure by a Participant to substantially perform his or her duties with the Company (other than any such failure resulting from incapacity due to physical or mental illness), or (ii) the willful engaging by the Participant in conduct which is demonstrably and materially injurious to the Company, monetarily or otherwise. For purposes of this definition, no act, or failure to act, shall be deemed "willful" unless done, or omitted to be done, by the Participant not in good faith and without reasonable belief that his or her action or omission was in the best interest of the Company.

(d)   Change in Control. A "Change in Control" shall be deemed to have   occurred if:

(1)   any "person" as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (other than the Company, any subsidiary of the Company, or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any subsidiary of the Company), is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company's then outstanding securities (other than as a result of a merger or consolidation described in sub-clauses (3)(A)(i) or (ii)) ; or

(2)   during any period of three consecutive years (not including any period prior to the Effective Date), individuals who at the beginning of such period constitute the Board, and any new director (other than a director designated by a person who has effected a transaction described in clause (1), (3), (4) or (5) of this definition) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least

1

two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority thereof; or

(3) (A) the stockholders of the Company approve a merger or consolidation of the Company with any other company or other entity other than (i) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than 50% of the combined voting power of the voting securities of the Company (or such surviving entity or its parent) outstanding immediately after such merger or consolidation, or (ii) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no "person" (as hereinabove defined) acquires more than 25% of the combined voting power of the Company's then outstanding securities, and (B) such merger or consolidation is consummated; or

(4) (A) the stockholders of the Company adopt a plan of complete liquidation of the Company or approve an agreement for the sale or disposition by the Company of all, or substantially all, of the Company's stock or assets, and (B) such liquidation or sale or disposition is consummated; or

(5) any other event determined by a vote of at least two-thirds (2/3) of the Board to constitute a "Change in Control."

(e) Code. The term "Code" means the Internal Revenue Code of 1986, as amended. A reference to any provision of the Code shall include reference to any successor provision of the Code.

(f) Committee. The term "Committee" means the Compensation Committee of the Board selected in accordance with the provisions of Subsection 4.4.

(g) Common Stock. The term "Common Stock" means the common stock of the Company, par value $.01 per share .

(h) Continuous Service. The term "Continuous Service" shall mean that the service of a Participant to an Employer as an employee or service provider is not interrupted or terminated. The Board or the Committee may determine, in its sole discretion, whether Continuous Service shall be considered interrupted in the case of any leave of absence, including sick leave, military leave, or any other personal leave. Continuous Service shall not be deemed to have terminated merely because of a change in the capacity in which a Participant renders service to the Employer.

(i) Date of Termination. A Participant's "Date of Termination" shall be the date on which his or her employment or other affiliation with all Employers terminates for any reason; provided that a Date of Termination shall not be deemed to occur by reason of a transfer of the Participant between the Company and a Related Company or between two Related Companies; and provided further that an Employee Participant's employment shall not be considered terminated while the Employee Participant is on a leave of absence which is approved by the Participant's Employer.

(j) Disability. Except as otherwise provided by the Committee, a Participant shall be considered to have a "Disability" during the period in which he or she is unable, by reason of a medically determinable physical or mental impairment, to carry out his or her duties with an Employer, which condition, in the discretion of the Committee, is expected to have a duration of not less than 120 days.

(k) Effective Date. The term "Effective Date" shall have the meaning ascribed to it in Section 4.1 of the Plan.

(l)   Employee. The term "Employee" shall mean a person with an employment relationship with an Employer.

(m)   Employer. The term "Employer" shall mean the Company and each Related Company.

(n)   Fair Market Value. The term "Fair Market Value" of the Stock on any given date shall be the fair market value per share of Stock as reasonably determined in good faith by the Committee. On any given date following the IPO, the term "Fair Market Value" of the Stock shall mean the last sale price per share of Stock, regular way, on such date or, in case no such sale takes place on such date, the mean between the closing bid and asked prices per share of Stock on such date, as reported in the principal quotation system applicable to the Stock or, if on any such date the Stock is not so quoted, the price per share of Stock reasonably determined in good faith by the Committee.

(o)   Good Reason. The term "Good Reason" means (a) a material reduction in compensation or in aggregate benefits without the Participant's consent; provided, that the Employer may at any time amend, modify, suspend or terminate any bonus, incentive compensation or other benefit plan or program provided to the Participant for any reason and without the Participant's consent if such modification, suspension or termination is consistently applied to all similarly situated employees and does not violate the express terms of an employment agreement or other arrangement with the Participant; (b) a material reduction in the Participant's title, status, authority or responsibility at the Employer; or (c) the Participant has been notified that his or her principal place of work will be relocated by a distance of fifty (50) miles or more from his or her current principal place of work and the Participant has not consented to the relocation.

(p)   Grant Date. The term "Grant Date" means the date any Award is granted by the Committee or such earlier day on which the Participant is hired, promoted or such other singular event occurs, provided the date on which the Award is granted by the Committee shall not be more than 90 days following such date.

(q)   Immediate Family. With respect to a particular Participant, the term "Immediate Family" shall mean, whether through consanguinity or adoptive relationships, the Participant's spouse, children, stepchildren, siblings and grandchildren.

(r)   Incentive Stock Option. The term "Incentive Stock Option" shall have the meaning ascribed to it in Subsection 6.1 of the Plan.

(s)   Individual Limit. The term "Individual Limit" shall have the meaning ascribed to it in Subsection 4.5 of the Plan.

(t)   IPO. The term "IPO" shall mean the initial underwritten public offering of Common Stock pursuant to a registration statement filed with and declared effective by the SEC pursuant to the Securities Act of 1933, as amended.

(u)   Limited Stock Appreciation Right. The term "Limited Stock Appreciation Right" shall mean a Limited Stock Appreciation Right described in Subsection 7.5 of the Plan.

(v)   Merit Award. The term "Merit Award" shall mean any Merit Award granted pursuant to Section 13 of the Plan.

(w)   Non-Qualified Stock Option. The term "Non-qualified Stock Option" shall have the meaning ascribed to it in Subsection 6.1 of the Plan.

(x)   Option. The term "Option" shall mean any Incentive Stock Option or Non-Qualified Stock Option granted under the Plan.

(y)   Participant. The term "Participant" means any Employee, any non-Employee director of the Company or any outside adviser or consultant retained by any Employer who has been granted an Award under the Plan.

(z)   Performance-Based Compensation. The term "Performance-Based Compensation" shall have the meaning ascribed to it in Section 162(m)(4)(C) of the Code.

(aa)   Performance Goals. The term "Performance Goals" means the goals established by the Committee as part of the terms of any Award which, if met, will entitle the Participant to payment in accordance with the terms of such Award and will qualify such payment as Performance-Based Compensation.

(bb)   Performance Period. The term "Performance Period" shall mean the period over which applicable performance is to be measured.

(cc)   Performance Stock. The term "Performance Stock" shall mean Stock awarded pursuant to Section 10 of the Plan.

(dd)   Performance Units. The term "Performance Units" shall mean units awarded pursuant to Section 11 of the Plan.

(ee)   Phantom Stock Award. The term "Phantom Stock Award" shall mean any phantom Stock Award granted pursuant to Section 14 of the Plan.

(ff)   Preferred Stock. The term "Preferred Stock" shall mean any series of convertible preferred stock of the Company, par value $.01 per share.

(gg)   Qualified Retirement Plan. The term "Qualified Retirement Plan" means any plan of an Employer that is intended to be qualified under Section 401(a) of the Code.

(hh)   Related Company. The term "Related Company" means any company during any period in which it is a "subsidiary corporation" of the Company (as that term is defined in Section 424(f)) of the Code.

(ii)   Restricted Period. The term "Restricted Period" shall mean the period of time for which Restricted Stock is subject to forfeiture pursuant to the Plan or during which Options and Stock Appreciation Rights are not exercisable.

(jj)   Restricted Stock. The term "Restricted Stock" shall mean Stock awarded pursuant to Section 8 of the Plan.

(kk)   Restricted Stock Units. The term "Restricted Stock Units" shall mean units awarded pursuant to Section 9 of the Plan.

(ll)   Retirement. "Retirement" of an Employee Participant shall mean the occurrence of a Participant's Date of Termination under circumstances that constitute such participant's retirement at normal retirement age under the terms of the Qualified Retirement Plan of the Company that is extended to the Participant immediately prior to the Participant's Date of Termination or, if no such plan is extended to the Participant on his or her Date of Termination, under the terms of any applicable retirement policy of the Participant's Employer.

(mm) Stock. The term "Stock" shall mean shares of Common Stock, Preferred Stock, or any combination thereof.

(nn)   Stock Appreciation Right. The term "Stock Appreciation Right" shall mean a Stock Appreciation Right awarded pursuant to Section 7 of the Plan.

3. Eligibility

3.1. Subject to the discretion of the Committee and the terms and conditions of the Plan, the Committee shall determine and designate from time to time, from among the Employees, the non-Employee directors of the Company and the outside advisers and consultants of any Employer, Participants who will be granted one or more Awards under the Plan, provided that only Employees may be granted Incentive Stock Options.

4. Operation and Administration

4.1. The Plan was approved and adopted by the Board on December 3, 2002 and is effective as such date (the "Effective Date"), subject to the approval of stockholders within twelve (12) months of the Effective Date. Prior to stockholder approval of the Plan, the Board may grant Options and Units hereunder; provided, however, that no payment under any Award may be made, and no Option may be exercised prior to the time at which stockholders have approved the Plan in accordance with applicable law, and in the event the requisite stockholder approval of the Plan is not obtained within twelve (12) months after the Effective Date, all Awards shall be canceled without payment of consideration by the Company.

4.2. The Plan shall remain in effect for ten (10) years following the Effective Date or, if earlier, until termination by the Board; provided, however, that no Incentive Stock Options may be granted under the Plan after ten (10) years from the Effective Date.

4.3. So long as the Company is eligible to exempt an Award from the potential treatment as a parachute payment under Section 280G of the Code by securing stockholder approval under Section 280G(b)(5)(A)(ii) of the Code, the Committee, in its sole discretion, may condition the effectiveness of such Award upon obtaining stockholder approval in accordance with the criteria set forth in Section 280G(b)(5)(A)(ii) of the Code and the regulations promulgated thereunder.

4.4. The Plan shall be administered by the Committee which shall consist of not less than two non-Employee members of the Board. Plenary authority to manage and control the operation and administration of the Plan shall be vested in the Committee, which authority shall include, without limitation, the following:

    (a) Subject to the provisions of the Plan, the Committee will have the authority and discretion to select Employees, non-Employee directors of the Company and outside advisers or consultants retained by an Employer to receive Awards, to determine the time or times of receipt, to determine the types of Awards and the number of shares covered by Awards, to establish the terms, conditions, performance criteria, restrictions, and other provisions of Awards, and to cancel or suspend Awards. In making such Award determinations, the Committee may take into account the nature of services rendered by the respective Employee, non-Employee director or outside adviser or consultant, his or her present and potential contribution to the Company's success and such other factors as the Committee deems relevant.

    (b) Subject to the provisions of the Plan, the Committee will have the authority and discretion to determine the extent to which Awards under the Plan will be structured to conform to the requirements applicable to Performance-Based Compensation as described in Section 162(m) of the Code, and to take such action, establish such procedures, and impose such restrictions at the time such Awards are granted as the Committee determines to be necessary or appropriate to conform to such requirements.

    (c) The Committee will have the authority and discretion to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, to determine the terms and provisions of any agreements made pursuant to the Plan, and to make all other determinations that may be necessary or advisable for the administration of the Plan and to correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award in the manner and to the extent the Committee deems necessary or advisable to carry it into effect.

(d)   Any interpretation of the Plan by the Committee and any decision made by it under the Plan is final and binding on all persons. The express grant in the Plan of any specific power to the Committee shall not be construed as limiting any power or authority of the Committee; provided, however, that except as otherwise permitted under Treasury Regulation Section 1.162-27(e)(2)(iii)(C), the Committee may not increase any Award once made if payment under such Award is intended to constitute Performance-Based Compensation.

(e)   The Committee may only act by a majority of its members. Any determination of the Committee may be made without a meeting by the unanimous written consent of its members. In addition, the Committee may authorize one or more of its members or any officer of an Employer to execute and deliver documents and perform other administrative acts pursuant to the Plan.

(f)   No member or authorized delegate of the Committee shall be liable to any person for any action taken or omitted in connection with the administration of the Plan unless attributable to his or her own fraud or gross misconduct. The Committee, the individual members thereof, and persons acting as the authorized delegates of the Committee under the Plan, shall be indemnified by the Company against any and all liabilities, loses, costs and expenses (including legal fees and expenses) of whatsoever kind and nature which may be imposed on, incurred by or asserted against the Committee or its members or authorized delegates by reason of the performance of a Committee function if the Committee or its members or authorized delegates, as the case may be, did not act dishonestly or in willful violation of the law or regulation under which such liability, loss, cost or expense arises. This indemnification shall not duplicate but may supplement any coverage available under any applicable insurance policy, contract or by-law of any Employer.

4.5   Notwithstanding any other provision of the Plan to the contrary, no Participant shall receive any Award of an Option or a Stock Appreciation Right under the Plan to the extent that the sum of (a) the number of shares of Stock subject to such Award and (b) the number of shares of Stock subject to all other prior Awards of Options and Stock Appreciation Rights under the Plan during the one-year period ending on the date of the Award would exceed the Participant's Individual Limit under the Plan. The determination made under this Subsection 4.5 shall be based on the shares of Stock subject to Awards at the time of grant, regardless of when the Awards become exercisable. Subject to the provisions of Section 16, a Participant's "Individual Limit" shall be two million (2,000,000) shares of Stock per calendar year. The maximum amount of cash that may be paid out with respect to Awards to any individual during any one-year period is one million dollars ($1,000,000).

4.6.   To the extent that the Committee determines that it is necessary or desirable to conform any Awards under the Plan with the requirements applicable to "Performance-Based Compensation", as that term is used in Section 162(m)(4)(C) of the Code, it may, at or prior to the time an Award is granted, take such steps and impose such restrictions with respect to such Award as it determines to be necessary to satisfy such requirements. To the extent that it is necessary to establish Performance Goals for a Particular Performance Period, those goals will be based on one or more of the following business criteria: revenues, earnings before interest, taxes, depreciation and amortization, cash flow, net income, earnings per share, debt reduction, return on investment, return on assets, costs of communications services, sales, general and administration costs, customer service and satisfaction, compliance with Employer policies and achievement of objectives set forth in the Company's Business Plan and annual budgets. If the Committee establishes Performance Goals for a Performance Period relating to one or more of these business criteria, the Committee may determine to approve a payment from that particular Performance Period upon attainment of the Performance Goal relating to any one or more of such criteria.

5. Shares Available Under the Plan

5.1.   The shares of Stock with respect to which Awards may be made under the Plan shall be shares currently authorized but unissued or treasury shares acquired by the Company, including shares purchased in open market or in private transactions. Subject to the provisions of Section 16, the total number of shares of Stock available for grant of Awards shall be seven million seven hundred twenty thousand two hundred seventy-eight (7,720,278). Except as otherwise provided herein, any shares subject to an Award which for any reason expires or is terminated without issuance of shares (whether or not cash or other consideration is paid to a Participant with respect to such Award) as well as shares used as full or partial payment to the Company upon exercise of an Award, shall again be available for any purpose under the Plan.

6. Options

6.1.   The grant of an Option under this Section 6 entitles the Participant to purchase shares of Stock at a price fixed at the time the Option is granted, or at a price determined under a method established at the time the Option is granted, subject to the terms of this Section 6. Options granted under this Section 6 may be either Incentive Stock Options or Non-Qualified Stock Options, as determined in the discretion of the Committee. An "Incentive Stock Option" is an Option that is intended to satisfy the requirements applicable to an "incentive stock option" described in Section 422(b) of the Code. A "Non-Qualified Option" is an Option that is not intended to be an "incentive stock option" as that term is described in Section 422(b) of the Code.

6.2.   The Committee shall designate the Participants to whom Options are to be granted under this Section 6 and shall determine the number of shares of Stock to be subject to each such Option. To the extent that the aggregate Fair Market Value of Stock with respect to which Incentive Stock Options are exercisable for the first time by any individual during any calendar year (under all plans of the Employers) exceeds $100,000, such options shall be treated as Non-Qualified Stock Options, to the extent required by Section 422 of the Code.

6.3.   The determination and payment of the purchase price of a share of Stock under each Option granted under this Section shall be subject to the following:

(a)   The purchase price shall be established by the Committee or shall be determined by a method established by the Committee at the time the Option is granted, subject to the following limitations: (i) the purchase price established for each Incentive Stock Option shall not be less than 100% of the Fair Market Value of the Stock on the Grant Date (110% in the case of an Incentive Stock Option granted to a Participant who directly or indirectly owns more than 10% of the total combined voting power of all classes of stock of the Company); and (ii) the purchase price established for each Non-Qualified Stock Option shall be not less than 80% of the Fair Market Value of the Stock on the Grant Date;

(b)   Subject to the following provisions of this subsection 6.3, the full purchase price of each share of Stock purchased upon the exercise of any Option shall be paid at the time of such exercise and, as soon as practicable thereafter, a certificate representing the shares so purchased shall be delivered to the person entitled thereto; and

(c)   The purchase price shall be payable either in cash or shares of Stock (valued at Fair Market Value as of the day of exercise), through a combination of cash or shares of Stock or through such cashless exercise arrangement as may be approved by the Committee and established by the Company, provided that any share of Stock used for payment shall have been owned by the Participant for at least six (6) months.

6.4.   Except as otherwise expressly provided in the Plan, an Option granted under this Section 6 shall be exercisable in accordance with the following terms of this Subsection 6.4:

(a)   The terms and conditions relating to exercise of an Option shall be established by the Committee, and may include, without limitation, conditions relating to completion of a specified period of service and achievement of Performance Goals by the Participant prior to exercise of the Option;

(b)   No Option may be exercised by a Participant after the expiration date applicable to that Option; and

(c)   The exercise of an Option will result in the surrender of the corresponding rights under a tandem Stock Appreciation Right, if any.

6.5.   Except as otherwise expressly provided in the Plan, the terms and conditions relating to each Option shall be established by the Committee and set forth in an Award Agreement. In no event shall an Option be for a term of more than ten (10) years from its date of grant.

6.6.   Each Option may be exercised during its term only to the extent it becomes exercisable. Except for any acceleration pursuant to Section 15.1 and as otherwise determined by the Committee, an Option shall become exercisable only as follows:

(a)   1/48 of such Option shall become exercisable upon the Participant's completion of each full month of Continuous Service with an Employer from the date of grant of such Option; and

(b)   Upon the occurrence of a Change in Control prior to a Participant's Date of Termination, 50% of the then non-exercisable portion of any outstanding Option(s) held by the Participant shall become exercisable; thereafter, the remaining non-exercisable portion of any outstanding Options shall continue to become exercisable pursuant to the schedule set forth in Subsection 6.6(a) or the provisions of Section 15.1.

7.   Stock Appreciation Rights

7.1.   Subject to the terms of this Section 7, a Stock Appreciation Right granted under the Plan entitles the Participant to receive, in cash or Stock (as determined in accordance with Subsection 7.4), value equal to all or a portion of the excess of: (a) the Fair Market Value of a specified number of shares of Stock at the time of exercise, over (b) a specified price which shall not be less than (i) 100% of the Fair Market Value of the Stock on the Grant Date, or (ii) if granted in tandem with an Option, the exercise price with respect to shares of Stock under the tandem Option.

7.2.   Subject to the provisions of the Plan, the Committee shall designate the Participants to whom Stock Appreciation Rights are to be granted under the Plan, shall determine the exercise price or a method by which the price shall be established with respect to each such Stock Appreciation Right, and shall determine the number of shares of Stock on which each Stock Appreciation Right is based. A Stock Appreciation Right may be granted in connection with all or any portion of a previously or contemporaneously granted Option or not in connection with an Option. If a Stock Appreciation Right is granted in connection with an Option then, in the discretion of the Committee, the Stock Appreciation Right may, but need not, be granted in tandem with the Option.

7.3.   The exercise of Stock Appreciation Rights shall be subject to the following:

(a)   If a Stock Appreciation Right is not in tandem with an Option, then the Stock Appreciation Right shall be exercisable in accordance with the terms established by the Committee in connection with such rights, subject to Section 20; and may include, without limitation, conditions relating to completion of a specified period of service and achievement of Performance Goals prior to exercise by the Participant; and

(b)   If a Stock Appreciation Right is in tandem with an Option, then the Stock Appreciation Right shall be exercisable only at the time the tandem Option is exercisable and the exercise of the

Stock Appreciation Right will result in the surrender of the corresponding rights under the tandem Option.

7.4. Upon the exercise of a Stock Appreciation Right, the value to be distributed to the Participant, in accordance with Subsection 7.1, shall be distributed in shares of Stock (valued at their Fair Market Value at the time of exercise), in cash, or in a combination of Stock and cash, in the discretion of the Committee.

7.5. The Committee may grant Limited Stock Appreciation Rights which entitle the Participant to receive a cash payment in connection with a Change in Control. Notwithstanding the foregoing provisions of this Section 7, a Limited Stock Appreciation Right shall be subject to the following:

(a) A Limited Stock Appreciation Right may (but need not) be granted in connection with all or any portion of a previously or contemporaneously granted Option and may be granted in tandem with an Option regardless of whether the Option is in tandem with a Stock Appreciation Right;

(b) In the case of a Limited Stock Appreciation Right that is in tandem with an Option, the payment amount shall be equal to the difference between the exercise price per share of the Stock covered by the tandem Option and the Fair Market Value of a share of Stock on the date of exercise;

(c) To the extent provided by the Committee, a Limited Stock Appreciation Right may be automatically exercisable at a time determined by the Committee, or it may be exercised by the Participant during the period beginning not earlier than the date of a Change in Control, and ending not later than ninety (90) days following the date of the Change in Control, and may be exercisable regardless of whether the Participant is then employed by an Employer; and

(d) If the Limited Stock Appreciation Right is in tandem with an Option, the exercise of the Limited Stock Appreciation Right shall result in the cancellation of the tandem Option (and any Stock Appreciation Right in tandem with such Option).

8.   Restricted Stock

8.1. Subject to the terms of this Section 8, Restricted Stock Awards under the Plan are grants of Stock to Participants, the vesting of which are subject to certain conditions established by the Committee, with some or all of those conditions relating to events (such as performance of continued employment) occurring after the Grant Date, provided however that to the extent that vesting of a Restricted Stock Award is contingent on continued employment, the required employment period generally shall not be less than three years following the Grant Date unless such grant is in substitution for an Award under this Plan. To the extent, if any, required by the General Corporation Law of the State of Delaware, a Participant's receipt of an Award of newly issued shares of Restricted Stock shall be made subject to payment by the Participant of an amount equal to the aggregate par value of such newly issued shares of Restricted Stock.

8.2. The Committee shall designate the Participants to whom Restricted Stock is to be granted, and the number of shares of Stock that are subject to each such Award. The Award of shares under this Section 8 may, but need not, be made in conjunction with a cash-based incentive compensation program maintained by the Company, and may, but need not, be in lieu of cash otherwise awardable under such program.

8.3. Shares of Restricted Stock granted to Participants under the Plan shall be subject to the following terms and conditions:

(a) Except as otherwise hereinafter provided, Restricted Stock granted to Participants may not be sold, assigned, transferred, pledged or otherwise encumbered during the Restricted Period;

(b)   The Participant as owner of such shares of Restricted Stock shall have all the rights of a stockholder (except as approved in clause (a)), including but not limited to the right to vote such shares and, except as otherwise provided by the Committee or as otherwise provided by the Plan, the right to receive all dividends paid on such shares;

(c)   Each certificate issued in respect of shares of Restricted Stock granted under the Plan shall be registered in the name of the Participant but, at the discretion of the Committee, each such certificate may be deposited with the Company with a stock power endorsed in blank or in a bank designated by the Committee;

(c)   The Committee may award Performance-Based Restricted Stock, which shall be Restricted Stock that becomes vested (or for which vesting is accelerated) upon the achievement of Performance Goals established by the Committee and the Committee may specify the number of shares that will vest upon achievement of different levels of performance; except as otherwise provided by the Committee, achievement of maximum targets during the Performance Period shall result in the Participant's earning the full amount of the Restricted Stock comprising such Performance-Based Restricted Stock Award and the Committee may establish a portion of the Award which the Participant is entitled to receive upon achievement of a minimum target but less than the maximum target; and

(d)   Except as otherwise determined by the Committee, any Restricted Stock which is not earned by the end of a Restricted Period or Performance Period, as the case may be, shall be forfeited. If a Participant's Date of Termination occurs prior to the end of a Restricted Period or a Performance Period, as the case may be, the Committee may determine that the Participant will be entitled to settlement of all or any portion of the Restricted Stock as to which he or she would otherwise be eligible, and may accelerate the determination of the value and settlement of such Restricted Stock or make such other adjustments as the Committee, in its sole discretion, deems desirable. Subject to the limitations of the Plan and the Award of Restricted Stock, upon the vesting of Restricted Stock, such Restricted Stock will be transferred free of all restrictions to a Participant (or his or her legal representative, beneficiary or heir).

9.   Restricted Stock Units

9.1.   Subject to the terms of this Section 9, a Restricted Stock Unit entitles a Participant to receive shares of Stock or cash for the units at the end of a Restricted Period to the extent provided by the Award with the vesting of such units to be contingent upon such conditions as may be established by the Committee (such as continued employment or satisfaction of Performance Goals) occurring after the Grant Date; provided, however, that to the extent that the vesting of a Restricted Stock Unit is contingent on continued employment, the required employment period generally shall not be less than three years following the Grant Date unless the grant of the Restricted Stock Unit is in substitution for another Award under this Plan. The Award of Restricted Stock Units under this Section 9 may, but need not, be made in conjunction with a cash-based incentive compensation program maintained by the Company, and may, but need not, be in lieu of cash otherwise awardable under such program.

9.2.   The Committee shall designate the Participants to whom Restricted Stock Units shall be granted and the number of units that are subject to each such Award. During any period in which units are outstanding and have not been settled in Stock, the Participant shall not have the rights of a stockholder, but shall have the right to receive a payment from the Company, in lieu of any dividend, in an amount equal to the amount of such dividend and at such times as such dividend would otherwise have been paid during the Restricted Period.

9.3   Except as otherwise determined by the Committee, any Restricted Stock Unit which is not earned by the end of the Restricted Period shall be forfeited. If a Participant's Date of Termination occurs prior to the end of a Restricted Period, the Committee, in its sole discretion, may determine that the

Participant will be entitled to settlement of all or any portion or none of the Restricted Stock Units as to which he or she would otherwise be eligible, and may accelerate the determination of the value and settlement of such Restricted Stock Units or make such other adjustments as the Committee, in its sole discretion, deems desirable.

10. Performance Stock

10.1. Subject to the terms of this Section 10, a Performance Stock Award provides for the distribution of Stock to a Participant upon the achievement of Performance Goals established by the Committee.

10.2. The Committee shall designate the Participants to whom Performance Stock Awards are to be granted, and the number of shares of Stock that are subject to each such Award. The Award of shares under this Section 10 may, but need not, be made in conjunction with a cash-based incentive compensation program maintained by the Company, and may, but need not, be in lieu of cash otherwise awardable under such program.

10.3. Except as otherwise determined by the Committee, any Performance Stock Award which is not earned by the end of the Performance Period shall be forfeited. If a Participant's Date of Termination occurs prior to the end of a Performance Period, the Committee, in its sole discretion, may determine that the Participant will be entitled to settlement of all or any portion or none of the Performance Stock as to which he or she would otherwise be eligible, and may accelerate the determination of the value and settlement of such Performance Stock Award or make such other adjustments as the Committee, in its sole discretion, deems desirable.

11. Performance Units

11.1. Subject to the terms of this Section 11, the Award of Performance Units under the Plan entitles the Participant to receive value for the units at the end of a Performance Period to the extent provided under the Award. The number of Performance Units earned, and value received from them, will be contingent on the degree to which the Performance Goals established at the time of grant of the Award are met.

11.2. The Committee shall designate the Participants to whom Performance Units are to be granted, and the number of Performance Units to be the subject to each such Award.

11.3. For each such Participant, the Committee will determine (a) the value of Performance Units, which may be stated either in cash or in units representing shares of Stock, (b) the Performance Goals to be used for determining whether the Performance Units are earned, (c) the Performance Period during which the Performance Goals will apply, (d) the relationship between the level of achievement of the Performance Goals and the degree to which Performance Units are earned, (e) whether, during or after the Performance Period, any revision to the Performance Goals or Performance Period should be made to reflect significant events or changes that occur during the Performance Period, and (f) the number of earned Performance Units that will be settled in cash and/or shares of Stock.

11.4. Settlement of Performance Units shall be subject to the following:

(a)   The Committee will compare the actual performance to the Performance Goals established for the Performance Period and determine the number of Performance Units as to which settlement is to be made, and the value of such Performance Units;

(b)   Settlement of Performance Units earned shall be wholly in cash, wholly in Stock or in a combination of cash and Stock, to be distributed in a lump sum or installments, as determined by the Committee, in its sole discretion; and

(c)   Shares of Stock distributed in settlement of Performance Units shall be subject to such vesting requirements and other conditions, if any, as the Committee shall determine, including, without limitation, restrictions of the type that may be imposed with respect to Restricted Stock under Section 8.

11.5. Except as otherwise determined by the Committee, any Award of Performance Units which is not earned by the end of the Performance Period shall be forfeited. If a Participant's Date of Termination occurs during a Performance Period, the Committee may determine that the Participant will be entitled to settlement of all or any portion or none of the Performance Units as to which he or she would otherwise be eligible, and may accelerate the determination of the value and settlement of such Performance Units or make such other adjustments as the Committee, in its sole discretion, deems desirable.

12. Stock Purchase Program

12.1. The Committee may, from time to time, establish one or more programs under which Participants will be permitted to purchase shares of Stock under the Plan, and shall designate the Participants eligible to participate under such Stock purchase programs. The purchase price for shares of Stock available under such programs, and other terms and conditions of such programs, shall be established by the Committee. The purchase price may not be less than 75% of the Fair Market Value of the Stock at the time of purchase (or, in the Committee's discretion, the average Stock value over a period determined by the Committee), and further provided that to the extent, if any, required by the General Corporation Law of the State of Delaware, the purchase price shall not be less than the aggregate par value of any newly issued shares of Stock.

12.2. The Committee may impose such restrictions with respect to shares purchased under this Section 12.1, as the Committee determines in its sole discretion, to be appropriate. Such restrictions may include, without limitations, restrictions of the type that may be imposed with respect to Restricted Stock under Section 8.

13. Merit Awards

13.1. The Committee may from time to time grant a Merit Award of Stock under the Plan to selected Participants for such reasons and in such amounts as the Committee, in its sole discretion, may determine. The consideration to be paid by an Employee for any such Merit Award shall be fixed by the Committee from time to time, but, if required by the General Corporation Law of the State of Delaware, shall not be less than the aggregate par value of the shares of Stock awarded to him or her pursuant to such Merit Award.

14. Phantom Stock Awards

14.1. The Committee may grant Phantom Stock Awards to selected Participants which may be based solely on the value of the underlying shares of Stock, solely on any earnings or appreciation thereon, or both. Subject to the provisions of the Plan, the Committee shall have the sole and complete authority to determine the number of hypothetical or target shares as to which each such Phantom Stock Award is subject and to determine the terms and conditions of each such Phantom Stock Award. There may be more than one Phantom Stock Award in existence at any one time with respect to a selected Participant, and the terms and conditions of each such Phantom Stock Award may differ from each other.

14.2. The Committee shall establish vesting or performance measures for each Phantom Stock Award on the basis of such criteria and to accomplish such objectives as the Committee from time to time, in its sole discretion, may determine. Such measures may be based on years of service or periods of affiliation, or the achievement of individual or corporate Performance Goals. The vesting and performance measures determined by the Committee shall be established at the time a Phantom Stock Award is made. Phantom Stock Awards may not be sold, assigned, transferred, pledged, or otherwise encumbered, except as provided in Section 17, during the Performance Period.

14.3. The Committee shall determine, in its sole discretion, the manner of payment, which may include cash, shares of Stock or a combination of cash and shares of Stock, in such proportions as the Committee shall determine.

14.4. Except as otherwise provided by the Committee, any Award of Phantom Stock which is not earned by the end of the Performance Period shall be forfeited. If a Participant's Date of Termination occurs prior to the end of a Performance Period, the Committee, in its sole discretion, may determine that the Participant will be entitled to settlement of all or a portion or none of the Phantom Stock for which he or she would otherwise be eligible, and may accelerate the determination of the value and settlement of Phantom Stock or make such other adjustment as the Committee, in its sole discretion, deems desirable.

15.   Termination of Employment or Affiliation

15.1. Subject to the terms of a Participant's employment agreement in effect with the Company as of the Date of Termination, the extent to which a Participant shall have the right to exercise any outstanding Options following the Date of Termination shall be determined in accordance with the following provisions:

(a)   Notwithstanding the schedule set forth in Subsection 6.6(a), if a Participant's Date of Termination occurs within twelve (12) months from the date of grant of the Option, and the Date of Termination is on account of (i) death, (ii) voluntary termination by the Participant on account of Retirement or Disability, (iii) involuntary termination by the Employer without Cause prior to a Change in Control or (iv) voluntary termination by the Participant for Good Reason prior to a Change in Control, 1/48 of the Option shall become exercisable for each full month of Continuous Service with the Employer subsequent to the date of grant of the Option and shall remain exercisable for such time as provided below in Subsection 15.1(d). Otherwise, any portion of an Option, to the extent it has not become exercisable as of the Date of Termination pursuant to this Subsection 15.1(b) or Subsection 6.6, shall automatically be forfeited upon such Date of Termination without payment of consideration by the Company.

(b)   If a Participant's Date of Termination occurs within one (1) year following a Change in Control and on account of an involuntary termination by the Employer without Cause or voluntary termination by the Participant for Good Reason, the remaining portion of any outstanding Options which have not become exercisable pursuant to Subsection 6.6 shall immediately become exercisable in full and remain exercisable for such time as provided below in Subsection 15.1(d).

(c)   Except to the extent otherwise forfeited pursuant to this Subsection 15.1, any portion of an Option which becomes exercisable pursuant to Subsection 6.6 or Subsections 15.1(b) or 15.1(c) and which has not already expired as of or in connection with the Date of Termination, shall remain exercisable until ten (10) years from the date of grant of the Option or, if earlier:

(i)   if the Participant's termination occurs on account of death, Disability, or Retirement, one (1) year after the Date of Termination if the Option is a Non-Qualified Stock Option and three (3) months if the Option is an Incentive Stock Option; or

(ii)   if the Participant's employment is involuntarily terminated by the Employer without Cause or the Participant voluntarily terminates employment for Good Reason, three (3) months after the Date of Termination.

15.2. Options which are, or become, exercisable at the time of a Participant's death may be exercised by the Participant's designated beneficiary or, in the absence of such designation, by the person to whom the Participant's rights will pass by will or the laws of descent and distribution.

15.3. Except to the extent the Committee shall otherwise determine, if, as a result of a sale or other transaction (other than a Change in Control), a Participant's Employer ceases to be a Related Company (and the Participant's Employer is or becomes an entity that is separate from the Company), the occurrence of such transaction shall be treated as the Participant's Date of Termination caused by the Participant's employment being terminated by the Participant's Employer without Cause.

15.4. Notwithstanding the foregoing provisions of this Section 15, the Committee may, with respect to any Options awarded to a Participant (or portion thereof) that are outstanding immediately prior to the Participant's Date of Termination, determine that a Participant's Date of Termination will not result in forfeiture or other termination of such Options.

15.5. Notwithstanding any other provision to the contrary in this Plan, to the extent that the acceleration of the exercisability of an Option, either alone or together with other payments or rights accruing to the Participant from an Employer, would constitute a "parachute payment" (as defined in Section 280G of the Code and regulations thereunder), such acceleration of the Option pursuant to this Article 6 shall be reduced by such amount as is necessary so the Participant will not be subject to an excise tax under Code Section 4999; provided, however, that the foregoing limitation shall not apply to the extent the Participant's employment agreement in effect on the date of such acceleration provides for an alternate treatment of payments or rights with respect to the treatment of payments or rights that would constitute "parachute payments" under Code Section 280G.

16. **Adjustments to Awards**

16.1. In the event of a reorganization, merger, consolidation of the Company or similar event, a subdivision or consolidation of shares of Stock or other capital readjustment, payment of stock dividend, stock split, spin-off, combination of shares or recapitalization or other increase or reduction of the number of shares of Stock outstanding without receiving compensation therefor in money, services or property, then the Committee shall adjust (i) the number of shares of Stock available under the Plan, (ii) the number of shares of Stock available under any individual or other limitations under the Plan, (iii) the number of shares of Stock subject to outstanding Awards and (iv) the per-share price under any outstanding Award to the extent that the Participant is required to pay a purchase price per share with respect to the Award. All share adjustments shall be made to the nearest full share.

16.2. If the Committee determines that an adjustment in accordance with the foregoing provisions of Subsection 16.1 would not be fully consistent with the purposes of the Plan or the purposes of the outstanding Awards under the Plan, the Committee may make such other adjustment to the Awards, if any, that the Committee determines is equitable and consistent with the purposes of the Plan and/or the affected Awards.

17. **Transferability and Deferral of Awards**

17.1. Awards under the Plan are not transferable except by will or by the laws of descent and distribution. To the extent that the Participant who receives an Award under the Plan has the right to exercise such Award, the Award may be exercised during the lifetime to the Participant only by the Participant. Notwithstanding the foregoing provisions of this Section 17, the Committee may permit Awards under the Plan (other than an Incentive Stock Option) to be transferred by a Participant for no consideration to or for the benefit of members of the Participant's Immediate Family (including, without limitation, to a trust for the benefit of members of a Participant's Immediate Family or to a Family partnership for the benefit of members of the Participant's Immediate Family), subject to such limits as the Committee may establish, provided that the transferee shall remain subject to all of the terms and conditions applicable to such Award prior to such transfer.

17.2 The Committee may permit a Participant to elect to defer the receipt of any payment under a Performance Unit or Phantom Stock Award under such terms and conditions as the Committee, in its sole discretion, may determine; provided that any such deferral election must be made prior to the time the Participant has become entitled to payment under the Performance Unit or Phantom Stock Award.

18. Award Agreement

18.1. Each Participant granted an Award pursuant to the Plan shall sign an Award agreement which signifies the offer of the Award by the Company and the acceptance of the Award by the Participant in accordance with the terms of the Award and the provisions of the Plan. Each Award agreement shall reflect the terms and conditions of the Award. Participation in the Plan shall confer no rights to continued employment or affiliation with the Company nor shall it restrict the right of the Company to terminate a Participant's employment or affiliation at any time.

19. Tax Withholding

19.1 All Awards and other payments under the Plan are subject to withholding of all applicable taxes, which withholding obligations shall be satisfied (without regard to whether the Participant has transferred an Award under the Plan) by a cash remittance, or with the consent of the Committee, through the surrender of shares of Stock which the Participant owns or to which the Participant is otherwise entitled under the Plan pursuant to an irrevocable election submitted by the Participant to the Company. The number of shares of Stock needed to be submitted in payment of the taxes shall be determined using the Fair Market Value as of the applicable tax date rounding down to the nearest whole share; provided that no election to have shares of Stock withheld from an Award or submission of shares of stock shall be effective with respect to an Award which was transferred by a Participant in accordance with the Plan.

20. Change in Control

20.1. Subject to the provisions of Section 16 (relating to the adjustments to Awards), and except as otherwise provided in the Plan or the agreement reflecting the applicable Award, upon the occurrence of a Change in Control:

    (a)   All outstanding Options (regardless of whether in tandem with Stock Appreciation Rights) shall become fully exercisable, except to the extent that the right to exercise the Option is subject to any restrictions established in connection with a Limited Stock Appreciation Right that is in tandem with the Option;

    (b)   All outstanding Stock Appreciation Rights (regardless of whether in tandem with Options) shall become fully exercisable, except that if Stock Appreciation Rights are in tandem with an Option, and the Option is in tandem with a Limited Stock Appreciation Right, the right to exercise the Stock Appreciation Right shall be subject to any restrictions established in connection with the Limited Stock Appreciation Right;

    (c)   All shares of Stock subject to Awards shall become fully vested; and

    (d)   Performance Units may be paid out in such manner and amounts as determined by the Committee in its sole discretion.

21. Termination and Amendment

21.1. The Board may suspend, terminate, modify or amend the Plan, provided that no suspension, termination, modification or amendment of the Plan may terminate a Participant's existing Award or materially and adversely affect a Participant's rights under such Award without the Participant's consent.

STOCK APPRECIATION RIGHTS AGREEMENT

This Agreement ("Agreement") made effective as of the ___ day of February, 2003 between NuVox, Inc., a Delaware corporation ("Company"), and _____ ("Awardee"):

WITNESSETH THAT:

WHEREAS, Awardee has previously been granted the options to purchase shares of stock of the Company described on Annex A hereto ("Options"); and

WHEREAS, the Board of Directors of the Company has adopted the NuVox, Inc. 2002 Stock Incentive Plan ("Plan") pursuant to which, among other things, Stock Appreciation Rights may be granted to employees of the Company (the capitalized terms used herein which are not otherwise defined herein are used herein as defined in the Plan); and

WHEREAS, the Board has approved a program under which holders of NuVox's outstanding employee stock options have been given the opportunity to exchange such options for Stock Appreciation Rights; and

WHEREAS, Awardee has elected to participate in such program and to accept the offer to exchange the Options for Stock Appreciation Rights under the terms hereinafter set forth; and

WHEREAS, the Company desires to grant to Awardee Stock Appreciation Rights in exchange for the Options; and

NOW, THEREFORE, in consideration of the premises, and of the mutual agreements hereinafter set forth, it is covenanted and agreed as follows:

1. **Grant Subject to Plan.** These Stock Appreciation Rights are granted under, and are expressly subject to, all the terms and provisions of the Plan, which provisions and defined terms are incorporated herein by reference.

2. **Grant and Terms of Stock Appreciation Rights Award.** Pursuant to action taken by the Compensation Committee of the Board ("Committee"), which action was taken on December 5, 2002 (the "Date of Grant"), Awardee is granted Stock Appreciation Rights in respect of _____ shares of the Common Stock of the Company. Payment in respect of the Stock Appreciation Rights shall be as follows:

Subject to the eligibility requirements set forth below, upon the occurrence of a Liquidity Event (as hereinafter defined), Awardee will be paid an amount equal to the number of shares of Common Stock in respect of which the Stock Appreciation Rights are granted multiplied by the increase (if any) in the Fair Market Value per share of Common Stock (determined as provided in the Plan) as of the date of the Liquidity Event over the grant price of Stock Appreciation Rights, which is $1.14 per share. Such amount shall be paid in cash, in shares of Common Stock and/or other securities of the Company, or a combination of any of the foregoing, as shall be determined by the Committee at or prior to the date of payment.

Awardee's Stock Appreciation Rights will be fully vested on the 60th day after the Date of Grant. In order to be eligible to receive payments in respect of these Stock Appreciation Rights, Awardee must be an employee of the Company on the Date of Grant and remain an employee until the Stock Appreciation Rights are fully vested. If Awardee's employment terminates prior to the occurrence of a Liquidity Event on account of death, Retirement or Disability, or involuntary termination by the Company without Cause or voluntary termination by Awardee for Good Reason, Awardee's rights hereunder shall be unaffected. If Awardee's employment terminates prior to the occurrence of a Liquidity Event for any other reason, Awardee's Stock Appreciation Rights shall be forfeited.

For purposes of this Agreement, "Liquidity Event" means the first to occur of a Change in Control, IPO, or a dissolution of the Company.

3. **Adjustment for Changes in Capitalization.** In the event of any recapitalization, reorganization, merger, consolidation, spin-off, combination, repurchase or share exchange, or other similar corporate transaction or event which affects the Common Stock or the value of the Stock Appreciation Rights, the Committee shall make such adjustment as it considers appropriate in order to prevent dilution or enlargement of rights of Awardee, and such

adjustment shall become effective for purposes of these Stock Appreciation Rights without any action by Awardee and without the requirement for any consent by Awardee.

4.   Taxes. The Company is authorized, at its option, to withhold from the amount of any payment under the Stock Appreciation Rights the amount of any tax attributable to any payment under the Stock Appreciation Rights.

5.   Non-Transferability. These Stock Appreciation Rights may not be assigned, transferred or in any manner encumbered, except in the event of the death or mental incapacity of Awardee. Except as provided above, any attempted assignment, transfer, mortgage, pledge or encumbrance in respect of these Stock Appreciation Rights shall be void and of no effect.

6.   Surrender of Rights under Option. In consideration of the grant of the Stock Appreciation Rights hereunder, Awardee surrenders all rights under the Options and agrees that the Options shall be cancelled and of no further effect, without any further action by Awardee or the Company.

7.   Tenure. The grant of these Stock Appreciation Rights shall not entitle Awardee to continue in the employ of the Company or any of its subsidiaries.

8.   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Missouri without regard to the principles of conflicts of law which might otherwise apply.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed on its behalf by its duly authorized officer, and Awardee has signed this Agreement to evidence his acceptance of the option herein granted and of the terms hereof, all as of the Date of Grant.

NUVOX, INC.

By _____   _____
                                                                              Awardee

NUVOX, INC.
16090 Swingley Ridge Road, Suite 500
Chesterfield, Missouri 63017

STATEMENT OF STOCK OPTIONS

For:

The following is a listing of Options granted to you by NuVox, Inc. under NuVox's 1998 Stock Incentive Plan, the NuVox/TriVergent Employee Incentive Plan and/or NuVox's 2001 Stock Incentive Plan.

Please use this information to complete your Letter of Transmittal.

NuVox's 2001 Stock Incentive Plan

Grant Date	Original Strike Price	Original Issue # of Shares	As Converted # of Shares by Options[1]	As Converted # of Shares by Exercise Price[1]
	$.59			$59.00
	$.59			$59.00
Total				

Gabriel/TriVergent and NuVox's 1998 Stock Incentive Plan

Original Strike Price	Original Issue # of Shares	As Converted # of Shares by Options[1]	As Converted # of Shares by Exercise Price[1]
Total			

Total Shares Subject to Tender:	

[1] Converted number of shares and converted strike price reflects 100 to 1 conversion pursuant to plan of re-capitalization effective July 9, 2002.

Questions: ShareholderRelations@NuVox.com

Information as of December 31, 2002

PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned ("Borrower") promises to pay to the order of NuVox, Inc. (the "Company"), at its office at 16090 Swingley Ridge Road, Suite 500, Chesterfield, Missouri 63017, the principal amount of $851,684.49 (the "Principal Amount"), with interest on the unpaid Principal Amount compounded annually at the rate of 4.76%. This note ("Note") is issued as of October 16, 2001 under, and subject to, the terms of the Employment Agreement, dated April 11, 2002, between the Company and Borrower (the "Employment Agreement"). All capitalized terms not otherwise defined in this Note shall have the meaning ascribed to them in the 2001 Loan Program as in effect on the date hereof.

1. Payment of Principal and Interest.

    (a) If not sooner paid, the entire Principal Amount, and all accrued and unpaid interest thereon, shall be due and payable in lump sum on the Maturity Date, which is the earlier of: (i) September 30, 2006, (ii) the date on which Borrower's employment is either involuntarily terminated by the Company for Cause or voluntarily terminated by Borrower for reason other than for death, Disability, Retirement or Good Reason, (iii) the date on which the Company elects to exercise its rights pursuant to Section 5 hereof as a result of an Event of Default (as defined below) and (iv) the date on which Borrower receives payment of a liquidation preference on the 761,848 shares of Series E-3 preferred stock subject to the Pledge Agreement; provided, however, that if such Maturity Date shall fall on a Saturday, Sunday or public holiday (any other day being a "Business Day"), such Maturity Date shall be deemed to be the next succeeding Business Day.

    (b) Borrower may prepay all or any portion of this Note at any time and from time-to-time prior to the Maturity Date without premium or penalty.

    (c) The Principal Amount and any outstanding interest accrued thereon may be repaid either (i) in cash or (ii) by the surrender of shares of stock of the Company, valued for this purpose at the Fair Market Value on the date of repayment.

    (d) Each payment of Borrower shall be applied to the extent of the available funds from such payment in the following order: (i) first to the outstanding interest which has accrued on the non-recourse portion of the Note, (ii) then to the outstanding non-recourse portion of the Principal Amount, (iii) then to the outstanding interest which has accrued on the recourse portion of the Note and (iv) lastly to the outstanding recourse portion of the Principal Amount.

2. Recourse. Two-thirds of the Principal Amount evidenced by this Note, and any interest accrued thereon, shall be without recourse to Borrower. One-third of the Principal Amount evidenced by this Note, and any interest accruing thereon, shall be full recourse to Borrower, in which case the Company shall have the rights described in Section 5(c) hereof with respect to such recourse portion of the Note.

3. Pledged Collateral. Pursuant to a certain Pledge Agreement dated as of the date hereof between Borrower and the Company, Borrower's obligations under this Note are secured by a security interest granted to the Company in all right, title and interest of Borrower in the 761,848 shares of Series E-3 preferred stock subject to the Pledge Agreement.

4. Event of Default. An "Event of Default" as used herein shall be any or all of the following: (a) failure of Borrower to pay within ten (10) days after receipt from the Company of a written demand for payment after Borrower has failed to pay when due any portion of the loan evidenced by this Note or (b) the failure of Borrower to keep or perform any covenant, agreement or condition contained in this Note, the Pledge Agreement or the Employment Agreement if such failure is not cured within ten (10) days after Borrower received written notice from the Company containing a reasonable description of such default.

5. Remedies Upon Event of Default. Upon the occurrence of any Event of Default:

    (a) At the option of the Company, the outstanding Principal Amount and interest accrued thereon shall become immediately due any payable without notice or demand on the part of the Company;

    (b) The Company shall be entitled to exercise any and all rights to which it is entitled under the Pledge Agreement and this Note; and

    (c) With respect to the recourse portion of the Note, as described in Section 2 hereof, the Company shall have, in addition to its rights and remedies under this Note and the Pledge Agreement (and without written notice and without presentment, demand, protest, notice of protest or dishonor or any other notice of default of any kind), full recourse against any real, personal, tangible or intangible assets of Borrower, and may pursue any legal or equitable remedies that are available with respect to such recourse obligation.

6. Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of Missouri, without giving effect to principles of conflicts of laws.

7. Waiver. Borrower waives presentment for payment, demand, notice of demand, notice of nonpayment or dishonor, protest and notice of protest of this Note, and all other notices in connection with the delivery, acceptance, performance, default or enforcement of the payment of this Note. Borrower hereby agrees that failure of the Company to exercise any of its rights hereunder in any instance (including, but not limited to, the Company's rights upon the occurrence of an Event of Default) shall not constitute a waiver thereof in that or any other instance.

8. Severable Provisions. Every provision of this Note is intended to be severable. If any term or provision hereof is declared by a court of competent jurisdiction to be illegal, invalid or unenforceable for any reason whatsoever, such illegality, invalidity or unenforceability shall not affect the balance of the terms and provisions hereof, which terms and provisions shall remain binding and enforceable.

IN WITNESS WHEREOF, the undersigned has executed this Note as of the date first above written.

BORROWER

Dated as of October 16, 2001

_____
Borrower's Signature

_____
Borrower's Name (type or print)